
COOPER

Cooper Industries, Ltd. 2008 Annual Report

REVENUES

($ in billions)


4.46
4.73
5.18
5.90
6.52
04 05 06 07 08

RETURN ON SALES[1]

(% of revenue)


7.6%
8.3%
9.3%
9.9%
9.7%
04 05 06 07 08

FREE CASH FLOW AND CONTINUING INCOME[1]

($ in millions)


FCF
Income
382.6
339.8
490.4
391.1
535.0
484.3
681.6
582.8
761.2
630.8
04 05 06 07 08

DILUTED EARNINGS PER SHARE[1]

($)


1.79
2.06
2.58
3.14
3.59
04 05 06 07 08

(1) From continuing operations before restructuring and unusual items.

GLOBAL

TABLE OF CONTENTS

DEAR FELLOW SHAREHOLDERS,

2008 turned out to be a very interesting year to celebrate our 175-year anniversary. We began the year under somewhat normal economic conditions, but became consumed late in the year with the unraveling of the global financial markets. Economies around the world rapidly deteriorated with the dramatic slowing of consumer spending and industrial production, unprecedented appreciation in U.S. dollar exchange rates and extraordinary volatility in commodity prices and world equity markets.

In the face of all these global economic challenges, excluding unusual items, we still delivered:

→ Record revenue of $6.5 billion, up 10%

→ Increased revenues outside the U.S. by 17% to $2.4 billion, or 37% of total revenue

→ Increased income from continuing operations by 8% to a record $630.8 million

MARKETS

→ Delivered record earnings per share of $3.59, up 14%

→ Returned $687 million in cash to shareholders through stock repurchases and dividends

→ Generated record cash flow from continuing operations of over $750 million, our eighth consecutive year in which free cash flow has exceeded recurring income

→ Return on invested capital reached 14.7% versus 14.3% in the prior year

Despite this record performance, our total stock return (including dividends) to shareholders for 2008 was a negative 43% and our market valuation is at levels not seen since 2001 (when we had revenues of only $4 billion and EPS, EBITDA and cash flow were less than one-half of our 2008 levels). Although the stock market does not always operate efficiently and I can make a compelling argument about why our Company's attractive portfolio, solid capital structure and long-term growth potential are not being reflected properly in our stock price, the world outlook clearly has changed significantly in the past several months.

The severe tightening in the credit markets has led to a dramatic fall in global demand across virtually all sectors. As we enter a period of economic contraction, the challenges for Cooper Industries are clear. I can assure you, however, the strategy and initiatives we have executed over the past several years have positioned us extremely well not only to weather the storm, but to exit this downturn a stronger company with bright prospects for the future.

SALES BY END MARKET

(% of revenue)



40% Industrial
25% Commercial
21% Utility
9% Residential
5% Other

PORTFOLIO STRENGTH We continue to benefit from having a broad, diverse, global end-market exposure with very favorable long-term trends:

→ Industrial:	40% of Sales / 47% International
→ Commercial:	25% of Sales / 37% International
→ Utility:	21% of Sales / 27% International
→ Residential:	9% of Sales / 19% International
→ Electronics/Other:	5% of Sales / 40% International
→ Total Sales Outside the U.S.:	**37% vs. 30% Just Five Years Ago**

Key long-term trends will include:

→ Energy Demand/Smart Grid

→ Energy Efficiency/Environmental Protection and Sustainability Initiatives

→ Safety and Protection

→ Global Infrastructure: Oil/Gas/Construction/Utility

→ Growth in International Markets

Since 2004, we made 25 acquisitions having $675 million of revenue in new emerging technologies and overseas expansion, providing access to $50 billion in new markets.

During the past five years, the portfolio has generated an average core growth rate of over 6% (growth excluding effects of currency exchange rates and acquisitions), demonstrating the vitality and overall long-term health of our end markets.

FINANCIAL FLEXIBILITY Our balance sheet is in outstanding shape and provides us broad strategic flexibility. On December 31, 2008, we had net debt of $952 million and no outstanding commercial or overnight paper. This is after returning to our shareholders $170 million in dividends, $517 million in share repurchases and completing $297 million in acquisitions. In 2008, our free cash flow was $761 million and marked our eighth consecutive year of free cash flow in excess of recurring income.

We have $275 million of debt maturing in November 2009, which we can easily retire with existing cash. Our remaining fixed debt matures over the next three to eight years and is at fixed rates below 6%.

Our capital allocation model in 2009 will be to fund internal growth (new products, global expansion and technology), continue to fund a competitive dividend and remain positioned to execute strategic acquisitions and return excess cash by continuing to repurchase Cooper shares. As we enter a slower growth period, we will aggressively manage down inventory and receivables to maintain strong cash flow.

COOPER INITIATIVES At Cooper Industries, we have been driving five clear, focused and measurable business initiatives since 2002. We believe aligning our approximately 31,000 employees to execute these initiatives in an ethical and uncompromising manner will deliver superior, long-term shareholder value in *both* good and challenging times.

OPERATIONAL EXCELLENCE Since 2002, we have radically changed our manufacturing approach and physical footprint at Cooper Industries. We began by establishing a global, strategic sourcing initiative, followed by the launch of our internal productivity program based on the best practices of Six Sigma and Lean. In addition, we reinforced our safety and environmental programs around the world.

SALES BY CHANNEL
(% of revenue)



56% Distribution
18% OEM/Direct
19% Utility
7% Retail

SALES BY REGION
(% of revenue)



63% U.S.
17% Europe, Middle East and Africa
7% Latin America
7% Asia Pacific
6% Canada

Since then, we have:

- → Improved the safety performance of our plants by more than 70%
- → Improved sales per employee and sales per square foot by over 40%
- → Sourced more than 30% of materials from emerging regions
- → Improved our workforce balance globally
- → Enhanced our focus on safety, quality, delivery, cost and inventory by rolling out the Lean Enterprise System in 2008
- → Installed a single enterprise business system throughout all of Cooper Industries to improve the quality and speed of critical information in all functions of the Company

For 2009, exceptional service and quality for our customers continues to be our primary focus, while fully leveraging our ability to generate cash and total cost productivity for the Company.

GROWTH Over the past five years, we have improved our core growth rate to the top quartile of our peer group. **Customer loyalty, innovation and globalization** have been at the center of this accelerated core growth. We have seen the benefit of these programs and will continue to invest in these initiatives. We believe we can gain share by continuing to enhance and improve our execution, and we also believe organic growth offers exceptional return to our customers and shareholders.

Since 2004, we have completed 25 acquisitions to complement our accelerated core growth. These acquisitions have enhanced existing platforms within our portfolio and deepened our penetration into new markets and technologies. These new businesses are more technical, faster growing, more global and less cyclical. LEDs, lighting controls, specialty connectors, intrinsically safe instrumentation, demand management and heavy-equipment power controls are some of the fields into which we have expanded.

Over the past five years, we have evaluated over 1,000 companies for potential acquisition, accumulated a vast network of contacts and refined our processes for selection and integration. As 2009 tightens down for highly leveraged and small companies, Cooper will be well positioned to continue to execute this disciplined acquisition model.

TALENT We have turbo-charged the talent management agenda across the Company. An integrated talent blueprint is marked by acquisition, development, deployment and retention strategies and processes. The results of this focused corporate initiative include a significantly enhanced leadership pipeline, enhanced diversity representation, a learning culture with structured development opportunities and a pay-for-performance architecture that drives business results by differentiating the best and brightest talent. Our leadership team is strong and growing ever more effective in order to be able to successfully navigate through an exceptionally challenging 2009 and beyond.

LOOKING AHEAD The combination of our broad, diversified portfolio that sells to critical end markets with fundamental long-term growth trends, the strength of our balance sheet and strong cash flow capability and our high-quality employees focused and dedicated on delivering Cooper's five business initiatives gives us confidence that we can emerge from the current economic cycle stronger and better positioned to continue to perform as a premier global, industrial company.

I would like to thank our customers, suppliers, employees (past and present), Board of Directors and owners for all their loyalty and support during 2008 and over the past 175 years. We had many opportunities to celebrate our great history and accomplishments this year. Thank you all for making Cooper's 175th anniversary so special!

Kirk S. Hachigian
Chairman, President & CEO

Cooper's results are driven by its world-class portfolio of businesses, which is organized into two segments: Electrical Products and Tools. Within these two segments are industry-leading businesses that maintain an intense focus on innovation, leading business practices and the customer across a diverse set of end markets. Cooper has unparalleled product breadth and well-established brands, many of which are sold together through a common sales and marketing model - Cooper Connection. The strength of the portfolio, which enables strong market share in attractive global markets, provides a firm foundation to build upon for future success.

ELECTRICAL SEGMENT REVENUES

($ in billions)



3.72
4.00
4.43
5.11
5.76
04
05
06
07
08

ELECTRICAL SEGMENT OPERATING EARNINGS(1)

($ in millions)



511.2
585.0
703.2
848.2
930.3
04
05
06
07
08

(1) Excludes restructuring and unusual items

TOOLS SEGMENT REVENUES

($ in millions)



740.7
732.9
758.6
794.7
765.6
04
05
06
07
08

TOOLS SEGMENT OPERATING EARNINGS(1)

($ in millions)



62.7
66.7
85.6
94.0
81.1
04
05
06
07
08

(1) Excludes restructuring and unusual items

ELECTRICAL PRODUCTS

Cooper's Electrical Products segment manufactures a full suite of electrical and circuit protection products, including lighting fixtures, harsh and hazardous-duty electrical and instrumentation products, fuses, emergency lighting, fire detection systems, specialty connectors, mass notification systems, fittings, support systems, enclosures, wiring devices and other products for use in industrial, commercial and residential applications around the world. The segment also provides distribution switchgear and transformers, energy automation solutions and other related power system components for use by utilities and in industrial and commercial applications.

TOOLS

Cooper's Tools segment manufactures a collection of world-class hand tools and soldering products for industrial, construction and consumer markets. In addition, this segment manufactures a complete range of industrial power tools and accessories for general industry, aerospace and automotive manufacturers.

COOPER B-Line



Global provider of innovative, labor-saving support systems (e.g., bolted framing, cable tray, spring steel fastener, pipe hanger and safety grating) and enclosure solutions for engineered facility subsystem applications.

COOPER Safety



Specializing in products designed to save lives and protect property in commercial and industrial facilities. State-of-the-art fire detection and mass notification combine with market-leading emergency lighting to provide comprehensive safety solutions.

COOPER Bussmann



Global leader in innovative circuit protection products and services, on-vehicle power distribution, conversion and control systems, magnetic components, and wireless control and monitoring systems for the electrical, electronics and transportation industries.

COOPER Power Systems



Provider of quality solutions for medium- and high-voltage electrical equipment, components and systems that deliver reliable electric power worldwide. CPS is also a leader in utility automation, providing solutions that enable customers to increase productivity, improve system reliability and reduce costs.

COOPER Crouse-Hinds



Diversified manufacturer of electrical and instrumentation products that enhance safety and productivity in demanding industrial, military and commercial environments worldwide. Product solutions include lighting, connectivity and harsh and hazardous environment instrumentation devices.

COOPER Tools



Offers a complete range of industrial power tools and accessories for aerospace, automotive and general industrial manufacturing, in addition to manufacturing a world-class collection of hand tools and soldering products for professionals and consumers.

COOPER Lighting



Innovative, high-quality lighting solutions and energy efficient lighting technologies for commercial, industrial, institutional, residential and retail customers worldwide.

COOPER Wiring Devices



Leading manufacturer of electrical connection and control products for residential, commercial and industrial construction and renovation, including switches, receptacles, GFCIs, wall plates, plugs, sensors and structured wiring systems.

End Markets

INDUSTRIAL

Cooper's largest and most global end-market presence, representing approximately 40% of total 2008 annual revenues, of which 47% were sold into markets outside the U.S. Industrial markets for Cooper include energy, military/aerospace, general industrial and automotive.





INDUSTRIAL SALES BY REGION
(% of revenues)

- 53% U.S.
- 5% Canada
- 25% Europe, Middle East and Africa
- 8% Latin America
- 9% Asia Pacific

40%
OF TOTAL 2008 REVENUES



COMMERCIAL SALES BY REGION
(% of revenues)

- 63% U.S.
- 6% Canada
- 24% Europe, Middle East and Africa
- 4% Latin America
- 3% Asia Pacific



COMMERCIAL

With approximately 25% of 2008 revenues, this market represents a quarter of Cooper's annual sales and includes products for construction/renovation/energy efficiency, notification, U.S. public and international emergency lighting markets.

25%
OF TOTAL 2008 REVENUES

UTILITY

This end market represents approximately 21% of Cooper's 2008 annual revenues. Cooper Power System's broad suite of power reliability and productivity products are well positioned to participate in the utilities upgrade of the aging electrical grid to become smarter and more efficient.



RESIDENTIAL SALES BY REGION
(% of revenues)

81% U.S.
15% Canada
4% Europe, Middle East and Africa







UTILITY SALES BY REGION
(% of revenues)

73% U.S.
3% Canada
3% Europe, Middle East and Africa
11% Latin America
10% Asia Pacific

21%

OF TOTAL 2008 REVENUES

RESIDENTIAL/OTHER

Cooper's smallest end-market exposure, Residential, represented approximately 9% of 2008 annual revenues. This end market is becoming a smaller piece of overall Cooper revenues (was 18% in 2003) as the shift toward industrial and utility markets continued in 2008. Cooper's other markets represented 5% of 2008 revenue and include platforms sold into military, defense and electronics markets.

RESIDENTIAL OTHER
9%/5%

OF TOTAL 2008 REVENUES

Trends

Cooper's quality portfolio of businesses are uniquely positioned to several key long-term trends: the need for utilities to provide better reliability and productivity through energy demand management, the increasing need for electrical products to become more energy efficient, the global infrastructure build-out and the need to ensure the safety of people at work and in their daily lives.

GLOBAL INFRASTRUCTURE

Cooper products such as lighting fixtures, explosion-proof electrical products, and power transmission and distribution products play an instrumental role in supporting the ongoing global infrastructure build-out around the world, particularly in developing markets where the Company's growth in 2008 exceeded 20%.

ENERGY DEMANDS

With the broadest suite of power reliability and productivity products in North America, Cooper is uniquely positioned to help utilities solve their critical issues of meeting increasing demands for power in a reliable and cost-effective manner, while also managing the aging electric grid infrastructure.

ENERGY EFFICIENCY

Cooper has steadily expanded its portfolio of electrical products focused on delivering more energy efficiency – from products that enable utilities to better manage the demands on the utility grid to lighting fixtures leveraging LED technology that offers almost 75% increased efficiency versus incandescent light sources.

SAFETY AND PROTECTION

Cooper has a full suite of products that ensure the safety of people at work and in their daily lives, ranging from market-leading Cooper Bussmann fuses and Cooper Crouse-Hinds explosion-proof electrical products to a comprehensive indoor and outdoor mass notification solution that protects, alerts and informs people in virtually any environment globally.

1



2



3



4



Financial Review

COOPER STOCK PERFORMANCE

The following graph compares the total shareholder return on Cooper's Class A common shares for the five-year period December 31, 2003 through December 31, 2008 to the total returns for the same period of the Standard & Poor's 500 Stock Index and a Cooper Peer Group Index. The cumulative total return is based upon an initial investment of $100 on December 31, 2003 with dividends reinvested.

We currently operate in two primary business areas: Electrical Products and Tools. The 15 companies in the Cooper Peer Group Index were selected based on their presence in similar markets affected by similar economic and market trends to Cooper, their recognition by the investment community as Cooper peers and the comparability of their market capitalization to Cooper's market capitalization. The members of the Cooper Peer Group Index are: Acuity Brands, Inc.; Danaher Corporation; Dover Corp.; Eaton Corp.; Emerson Electric Co.; Hubbell Incorporated (Class B); Illinois Tool Works; Ingersoll-Rand Co. Ltd.; Newell Rubbermaid Inc.; Parker-Hannifin Corp.; Pentair Inc.; Snap-On Inc.; SPX Corp.; The Stanley Works; and Thomas & Betts Corporation.

The Cooper Peer Group Index has been weighted in accordance with each corporation's market capitalization (closing stock price multiplied by the number of shares outstanding) as of the beginning of each of the five years covered by the performance graph. The weighted return for each year is the sum of the products obtained by multiplying (a) the percentage that each corporation's market capitalization represents of the total market capitalization for all corporations in the Index for such year by (b) the total shareholder return for that corporation for such year.

	DEC 03	DEC 04	DEC 05	DEC 06	DEC 07	DEC 08
Cooper Industries, Ltd.	$ 100.00	$ 120.03	$ 131.83	$ 166.12	$ 197.59	$ 112.28
Cooper Peer Group Index	$ 100.00	$ 117.17	$ 117.25	$ 136.43	$ 165.79	$ 101.75
S&P 500®	$ 100.00	$ 110.88	$ 116.33	$ 134.70	$ 142.10	$ 89.53

CUMULATIVE TOTAL RETURN

Based upon an initial investment of $100 on December 31, 2003 with dividends reinvested.



Cooper Industries Ltd.
Cooper Peer Group Index
S&P 500®
$120.03
$117.17
$110.88
$131.83
$117.25
$116.33
$166.12
$136.43
$134.70
$197.59
$165.79
$142.10
$112.28
$101.75
$89.53
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08

Financial Highlights

($ in millions, except per-share data)

	2008	2007	2006	2005	2004
REVENUES	$ 6,521.3	$ 5,903.1	$ 5,184.6	$ 4,730.4	$ 4,462.0
Operating earnings before restructuring and unusual items	930.3	852.9	699.2	559.8	496.6
Continuing income before restructuring and unusual items	630.8	582.8	484.3	391.1	339.8
Net income	632.2	692.3	464.0	163.9	339.8
DILUTED INCOME PER COMMON SHARE					
Continuing income before restructuring and unusual items	$ 3.59	$ 3.14	$ 2.58	$ 2.06	$ 1.79
Net income	3.60	3.73	2.47	0.87	1.79
Shares used in computation of earnings per share (in millions)	175.6	185.5	187.6	190.0	189.6
Cash dividends declared per common share	$ 1.00	$ 0.84	$ 0.74	$ 0.74	$ 0.70
Number of employees	31,200	31,500	31,000	29,000	26,900
Number of record shareholders	20,300	20,800	22,900	23,100	24,500
OPERATING REVENUES BY BUSINESS SEGMENT					
Electrical Products	$ 5,755.7	$ 5,108.4	$ 4,426.0	$ 3,997.5	$ 3,722.2
Tools	765.6	794.7	758.6	732.9	740.7
OPERATING EARNINGS BY BUSINESS SEGMENT EXCLUDING RESTRUCTURING AND UNUSUAL ITEMS					
Electrical Products	$ 930.3	$ 848.2	$ 703.2	$ 585.0	$ 511.2
Tools	81.1	94.0	85.6	66.7	62.7
Total assets	$ 6,164.9	$ 6,133.5	$ 5,374.8	$ 5,215.1	$ 5,407.8
Total indebtedness	1,233.1	1,266.1	1,008.5	1,021.9	1,461.6
Shareholders' equity	2,607.4	2,841.9	2,475.3	2,205.2	2,286.5
Return on revenues before restructuring and unusual items	9.7%	9.9%	9.3%	8.3%	7.6%
Return on average shareholders' equity	23.2%	26.0%	19.8%	7.3%	15.4%
Return on invested capital before restructuring and unusual items	14.7%	14.3%	13.5%	10.8%	9.7%
Total debt-to-capitalization ratio	32.1%	30.8%	28.9%	31.7%	39.0%

These Financial Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 13 of this report.

REVENUES

($ in billions)



10% CAGR
'04–'08
4.46
4.73
5.18
5.90
6.52
04
05
06
07
08

DILUTED EARNINGS PER SHARE[1]

($)

(1) From continuing operations before restructuring and unusual items



19% CAGR
'04–'08
1.79
2.06
2.58
3.14
3.59
04
05
06
07
08

Performance Highlights

NET DEBT-TO-TOTAL-CAPITALIZATION[1]

(1) Net debt = total debt less cash, cash equivalents and investments



29.3%
26.1%
20.5%
19.1%
24.8%
26.8%
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08

Balance sheet becomes strategic asset.

FREE CASH FLOW CONVERSION[1]

(1) From continuing operations before restructuring and unusual items



1.44
1.13
1.25
1.10
1.17
1.21
03
04
05
06
07
08

Eighth consecutive year Free Cash Flow greater than Continuing Income.

RETURN ON INVESTED CAPITAL

(in percent)



8.2%
9.7%
10.8%
13.5%
14.3%
14.7%
03
04
05
06
07
08

Disciplined capital investment has increased returns.

These Performance Highlights contain non-GAAP financial measures.
See the reconciliation of these measures to the most directly comparable GAAP measures on page 13 of this report.

Reconciliation of Non-GAAP Financial Measures

($ in millions, except per-share data)

	2008	2007	2006	2005	2004
OPERATING EARNINGS					
Operating earnings	$ 877.6	$ 877.2	$ 699.2	$ 559.8	$ 496.6
Restructuring and unusual items	52.7	(24.3)	–	–	–
Operating earnings before restructuring and unusual items	$ 930.3	$ 852.9	$ 699.2	$ 559.8	$ 496.6
CONTINUING INCOME					
Income from continuing operations	$ 615.6	$ 692.3	$ 484.3	$ 391.1	$ 339.8
Restructuring and unusual items	38.4	(25.7)	–	–	–
Tax benefits – statute expirations, settlements and other discrete tax items	(23.2)	(83.8)	–	–	–
Continuing income before restructuring and unusual items	$ 630.8	$ 582.8	$ 484.3	$ 391.1	$ 339.8
DILUTED INCOME PER COMMON SHARE					
Net income	$ 3.60	$ 3.73	$ 2.47	$ 0.87	$ 1.79
Discontinued operations	(0.09)	–	0.11	1.19	–
Restructuring and unusual items	0.08	(0.59)	–	–	–
Continuing income before restructuring and unusual items	$ 3.59	$ 3.14	$ 2.58	$ 2.06	$ 1.79
OPERATING EARNINGS BY BUSINESS SEGMENT					
ELECTRICAL PRODUCTS:					
Operating earnings	$ 895.7	$ 848.2	$ 703.2	$ 585.0	$ 511.2
Restructuring and unusual items	34.6	–	–	–	–
Operating earnings before restructuring and unusual items	$ 930.3	$ 848.2	$ 703.2	$ 585.0	$ 511.2
TOOLS:					
Operating earnings	$ 63.3	$ 94.0	$ 85.6	$ 66.7	$ 62.7
Restructuring	17.8	–	–	–	–
Operating earnings before restructuring	$ 81.1	$ 94.0	$ 85.6	$ 66.7	$ 62.7
DEBT-TO-TOTAL-CAPITALIZATION RATIO					
Short-term debt	$ 25.6	$ 256.1	$ 5.0	$ 7.6	$ 97.6
Current maturities of long-term debt	275.0	100.1	300.7	11.4	665.4
Long-term debt	932.5	909.9	702.8	1,002.9	698.6
Total debt	$ 1,233.1	$ 1,266.1	$ 1,008.5	$ 1,021.9	$ 1,461.6
Total shareholders' equity	2,607.4	2,841.9	2,475.3	2,205.2	2,286.5
Total capitalization	$ 3,840.5	$ 4,108.0	$ 3,483.8	$ 3,227.1	$ 3,748.1
Total debt-to-total-capitalization ratio	32.1%	30.8%	28.9%	31.7%	39.0%
Total debt	$ 1,233.1	$ 1,266.1	$ 1,008.5	$ 1,021.9	$ 1,461.6
Cash, cash equivalents and investments	(280.7)	(326.5)	(423.5)	(452.8)	(652.8)
Net debt	$ 952.4	$ 939.6	$ 585.0	$ 569.1	$ 808.8
Total capitalization	$ 3,840.5	$ 4,108.0	$ 3,483.8	$ 3,227.1	$ 3,748.1
Cash, cash equivalents and investments	(280.7)	(326.5)	(423.5)	(452.8)	(652.8)
Total capitalization, net of cash, cash equivalents and investments	$ 3,559.8	$ 3,781.5	$ 3,060.3	$ 2,774.3	$ 3,095.3
Net debt-to-total-capitalization ratio	26.8%	24.8%	19.1%	20.5%	26.1%
FREE CASH FLOW					
Net cash provided by operating activities	$ 896.4	$ 795.3	$ 601.4	$ 573.5	$ 473.6
Capital expenditures	(137.0)	(115.5)	(85.3)	(96.7)	(102.8)
Proceeds from sales of property, plant, equipment and other	1.8	1.8	18.9	13.6	11.8
Free cash flow	$ 761.2	$ 681.6	$ 535.0	$ 490.4	$ 382.6
RETURN ON INVESTED CAPITAL					
Operating earnings	$ 877.6	$ 877.2	$ 699.2	$ 559.8	$ 496.6
Restructuring and unusual items	52.7	(24.3)	–	–	–
Operating earnings before restructuring and unusual items	$ 930.3	$ 852.9	$ 699.2	$ 559.8	$ 496.6
Income tax expenses	247.5	233.0	176.2	117.5	102.8
Operating earnings before restructuring and unusual items, after tax	$ 682.8	$ 619.9	$ 523.0	$ 442.3	$ 393.8
Average total capital before accumulated goodwill amortization	$ 4,635.6	$ 4,331.0	$ 3,872.5	$ 4,109.4	$ 4,047.0
Return on invested capital	14.7%	14.3%	13.5%	10.8%	9.7%

Electrical Highlights

($ in millions)

	2008	2007	2006	2005	2004
FINANCIAL STATISTICS					
Revenues	$ 5,755.7	$ 5,108.4	$ 4,426.0	$ 3,997.5	$ 3,722.2
Operating earnings	$ 895.7	$ 848.2	$ 703.2	$ 585.0	$ 511.2
+ Depreciation and amortization	121.0	97.4	90.4	88.7	93.9
= EBITDA	$ 1,016.7	$ 945.6	$ 793.6	$ 673.7	$ 605.1
Operating earnings before restructuring and unusual items	$ 930.3	$ 848.2	$ 703.2	$ 585.0	$ 511.2
+ Depreciation and amortization	121.0	97.4	90.4	88.7	93.9
= EBITDA before restructuring and unusual items	$ 1,051.3	$ 945.6	$ 793.6	$ 673.7	$ 605.1
Capital expenditures	$ 108.0	$ 78.1	$ 60.8	$ 69.9	$ 73.0
Total assets	$ 4,626.8	$ 4,492.6	$ 3,960.8	$ 3,600.9	$ 3,591.8
Return on revenues	15.6%	16.6%	15.9%	14.6%	13.7%
Return on revenues before restructuring and unusual items	16.2%	16.6%	15.9%	14.6%	13.7%
Return on average assets	19.6%	20.1%	18.6%	16.3%	14.6%
Return on average assets before restructuring and unusual items	20.4%	20.1%	18.6%	16.3%	14.6%
EBITDA					
Return on revenues	17.7%	18.5%	17.9%	16.9%	16.3%
Return on average assets	22.3%	22.4%	21.0%	18.7%	17.2%
EBITDA before restructuring charges					
Return on revenues	18.3%	18.5%	17.9%	16.9%	16.3%
Return on average assets	23.1%	22.4%	21.0%	18.7%	17.2%
GEOGRAPHIC STATISTICS					
Revenue by destination					
Domestic	$ 3,716.2	$ 3,462.3	$ 3,113.5	$ 2,884.9	$ 2,669.7
International	2,039.5	1,646.1	1,312.5	1,152.6	1,052.5

These Electrical Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 13 of this report.

Tools Highlights

($ in millions)

	2008	2007	2006	2005	2004
FINANCIAL STATISTICS					
Revenues	$ 765.6	$ 794.7	$ 758.6	$ 732.9	$ 740.7
Operating earnings	$ 63.3	$ 94.0	$ 85.6	$ 66.7	$ 62.7
+ Depreciation and amortization	20.0	20.2	20.0	20.1	21.7
= EBITDA	$ 83.3	$ 114.2	$ 105.6	$ 86.8	$ 84.4
Operating earnings before restructuring and unusual items	$ 81.1	$ 94.0	$ 85.6	$ 66.7	$ 62.7
+ Depreciation and amortization	20.0	20.2	20.0	20.1	21.7
= EBITDA before restructuring and unusual items	$ 101.1	$ 114.2	$ 105.6	$ 86.8	$ 84.4
Capital expenditures	$ 10.6	$ 10.0	$ 9.1	$ 12.4	$ 10.2
Total assets	$ 619.0	$ 689.5	$ 686.6	$ 700.5	$ 737.0
Return on revenues	8.3%	11.8%	11.3%	9.1%	8.5%
Return on revenues before restructuring charges	10.6%	11.8%	11.3%	9.1%	8.5%
Return on average assets	9.7%	13.7%	12.3%	9.3%	8.5%
Return on average assets before restructuring charges	12.4%	13.7%	12.3%	9.3%	8.5%
EBITDA					
Return on revenues	10.9%	14.4%	13.9%	11.8%	11.4%
Return on average assets	12.7%	16.6%	15.2%	12.1%	11.5%
EBITDA before restructuring charges					
Return on revenues	13.2%	14.4%	13.9%	11.8%	11.4%
Return on average assets	15.5%	16.6%	15.2%	12.1%	11.5%
GEOGRAPHIC STATISTICS					
Revenue by destination					
Domestic	$ 363.7	$ 417.3	$ 415.6	$ 420.0	$ 411.7
International	401.9	377.4	343.0	312.9	329.0

These Tools Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 13 of this report.


CBE
LISTED
NYSE
COOPER
CBE
LISTED
NYSE
COOPER
AUGUST
4
MONDAY
CBE
LISTED
NYSE

Board of Directors

Stephen G. Butler [1]
Retired Chairman
and Chief Executive
KPMG, LLP

Robert M. Devlin [2, 3]
Chairman
Curragh Capital Partners
Principal Owner and Director
Forethought Financial Group

Ivor J. Evans [3, 4]
Partner
Thayer Hidden Creek
Retired Vice Chairman
Union Pacific Corporation

Kirk S. Hachigian [2]
Chairman, President and
Chief Executive Officer
Cooper Industries, Ltd.

Linda A. Hill [3]
Professor
Harvard Business School

Lawrence D. Kingsley [3]
Chairman, President and
Chief Executive Officer
IDEX Corporation

James J. Postl [1, 4]
Retired President and
Chief Executive Officer
Pennzoil Quaker State
Company

Dan F. Smith [2, 3]
Former Chairman, President
and Chief Executive Officer
Lyondell Chemical Company

Gerald B. Smith [1, 2, 4]
Deputy Chairman
and Presiding
Non-Management Director
Cooper Industries, Ltd.
Chairman and
Chief Executive Officer
Smith Graham & Company

Mark S. Thompson [4]
Chairman, President and
Chief Executive Officer
Fairchild Semiconductor
International, Inc.

James R. Wilson [1]
Retired Chairman, President
and Chief Executive Officer
Cordant Technologies Inc.

[1] Member of the Audit Committee
[2] Member of the Executive Committee
[3] Member of the Management Development and Compensation Committee
[4] Member of the Committee on Nominations and Corporate Governance

Management Team

SENIOR MANAGEMENT

Kirk S. Hachigian
Chairman, President and
Chief Executive Officer

Terry A. Klebe
Senior Vice President and
Chief Financial Officer

C. Thomas O'Grady
Senior Vice President
Business Development

Bruce M. Taten
Senior Vice President,
General Counsel and
Chief Compliance Officer

James P. Williams
Senior Vice President
Human Resources

DIVISION PRESIDENTS

Curt J. Andersson
President
Cooper Crouse-Hinds
Syracuse, New York

Kris Beyen
President
Cooper Safety
Royal Leamington Spa
Warwickshire, England

Ivo Jurek
President
Cooper Bussmann
Ellisville, Missouri

Kevin C. Kissling
President
Cooper B-Line
Highland, Illinois

Gary A. Masse
Group President
Cooper Tools
Apex, North Carolina

David L. Pawl
President
Cooper Wiring Devices
Peachtree City, Georgia

Neil Schrimsher
President
Cooper Lighting
Peachtree City, Georgia

Michael A. Stoessl
Group President
Cooper Power Systems
Waukesha, Wisconsin

CORPORATE OFFICERS

Grant L. Gawronski
Vice President
International Operations

David T. Gunther
Vice President
Internal Audit

Terrance V. Helz
Associate General Counsel
and Secretary

Rick L. Johnson
Vice President, Controller
and Chief Accounting Officer

Tyler W. Johnson
Vice President
and Treasurer

John B. Reed
Vice President
Taxes

Melissa Scheppele
Vice President
Business Systems

Robert L. Taylor
Chief Marketing Officer

Laura K. Ulz
Vice President
Operations

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31330

Cooper Industries, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)	**98-0355628** (I.R.S. Employer Identification Number)
600 Travis, Suite 5600, Houston, Texas (Address of Principal Executive Offices)	**77002** (Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Class A Common Shares, $0.01 par value	**The New York Stock Exchange**
Rights to Purchase Preferred Shares	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _X_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No _X_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2008 was $6,848,463,983 based on the closing sale price as reported on the New York Stock Exchange.

Number of registrant's common shares outstanding as of January 31, 2009 – 167,108,698 publicly traded Class A common shares, 37,258,569 Class A common shares held by the issuer's subsidiaries, and 109,620,258 Class B common shares held by the issuer's subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries, Ltd. Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 27, 2009 (Part II – Item 5(a), Part III – Items 10, 11, 12, 13 and 14)

TABLE OF CONTENTS

PART I

Our internet address is www.cooperindustries.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). In addition, documents relating to our corporate governance (such as committee charters, governance guidelines and other internal policies) can be found on our website. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

FORWARD-LOOKING STATEMENTS

We often discuss expectations regarding our future markets, demand for our products and services, and our performance in our annual and quarterly reports, press releases, and other written and oral statements. Statements that relate to matters that are not historical facts are "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These "forward-looking statements" are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. By way of illustration, when used in this document, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements.

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes forward-looking statements. Forward-looking statements include, but are not limited to, any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows, dividends and capital expenditures. Important factors which may affect the actual results include, but are not limited to, political developments, market and economic conditions, changes in raw material, transportation and energy costs, industry competition, the ability to execute and realize the expected benefits from strategic initiatives including revenue growth plans and cost control and productivity improvement programs, the magnitude of any disruptions from manufacturing rationalizations, changes in mix of products sold, mergers and acquisitions and their integration into Cooper, the timing and amount of any stock repurchases by Cooper, changes in financial markets including currency exchange rate fluctuations, changing legislation and regulations including changes in tax law, tax treaties or tax regulations, and the resolution of potential liabilities and insurance recoveries resulting from on-going Pneumo-Abex related asbestos claims.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. For a more detailed description of risk factors, please see *Part I — Item 1A. — Risk Factors.*

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," "the Company," or "Cooper" means Cooper Industries Ltd. and, where the context requires, includes our subsidiaries.

ITEM 1. BUSINESS

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries, Ltd., which was incorporated under the laws of Bermuda on May 22, 2001, and became the successor-registrant to Cooper Industries, Inc. on May 22, 2002.

Cooper operates in two business segments: Electrical Products and Tools. Cooper manufactures, markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 23 countries and currently employs approximately 31,200 people. Operations in the United

States are conducted by wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major commercial countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of operations outside the United States, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with operations outside the United States compared with United States activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers and restrictions on the exchange and fluctuations of currency. Cooper generates the most non-U.S. revenues in the United Kingdom, Germany, Canada, Mexico, China and France. Cooper has operations in India, Malaysia and China and has several majority-owned joint ventures with operations in China. Investments in emerging markets such as India, Malaysia and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's significant subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to the Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 3 and 16 of the Notes to the Consolidated Financial Statements.

With its two business segments, Cooper serves four major markets: the industrial, commercial, utility and residential markets. Cooper also serves the electronics and telecommunications markets. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being customer and end-user service, price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, wiring devices, support systems, hazardous duty electrical equipment, lighting fixtures, emergency lighting, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2008, approximately $141.8 million was spent for research and development activities as compared with approximately $105.7 million in 2007 and $83.5 million in 2006. Cooper obtains and holds patents on products and designs in the United States and many other countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2009. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper, or currently under negotiation with state regulatory agencies, have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to the Consolidated Financial Statements.

Approximately 61 percent of the United States hourly production work force of Cooper is employed in 47 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 39 percent of all hourly production employees exist with 17 bargaining units at 20 operations in the United States. We also have agreements with various unions at operations in 21 other countries. During 2008, new agreements were concluded covering hourly production employees at 7 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2008 was approximately $678.9 million, all of which is for delivery during 2009, compared with backlog of approximately $722.6 million at December 31, 2007.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth in the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, specialty connectors, wiring devices, plugs, receptacles, lighting fixtures and controls, hazardous duty electrical equipment, intrinsically safe explosion proof instrumentation, fuses, emergency lighting, fire detection and mass notification systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, energy automation solutions and other related power systems components.

The principal raw material requirements include: steel, copper, aluminum, aluminum ingots, brass, tin, lead, plastics, electronic components and insulating materials including transformer oil. These raw materials are available from and supplied by numerous sources located in the United States and other countries, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors.

Tools

The Tools segment manufactures, markets and sells hand tools for industrial, construction, electronics and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools, related electronics and software control and monitoring systems for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include: flat and bar stock steel, brass, copper, fiberglass, aluminum, metal castings and forgings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources located in the United States and other countries.

Demand for nonpowered hand tools, assembly systems and industrial power tools is driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production and general industrial production. The segment's products are sold by the company sales force, independent distributors and retailers.

COOPER INDUSTRIES, LTD.
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT

Electrical Products - Major Products and Brands

Access Cabinets, E2 Cabinets and **Enviroshield** electrical enclosures.
Arktite and **eXLink** plugs and receptacles.
Ametrix, Corelite and **Neo-Ray** indirect lighting products.
ARIES wireless communication for vacuum-interrupter, distribution switchgear.
Arrow Hart industrial plugs and connectors.
Aspire and **Siena** decorative wiring devices.
Aspire RF radio frequency controls, switches and receptacles.
AtLite commercial, exit and emergency lighting.
B-Line support systems, enclosures, fasteners.
Burton undersea connectors.
Bussmann and **Buss** electrical and electronic fuses.
Cam-Lok electrical connectors.
Cannon Technologies, Cybectec and **Cyme** software and automation technologies.
Capri cable accessories and flexible conduits.
CEAG emergency lighting systems and explosion protected electrical materials.
Cent-R-Rail and **Redi-Rail** metal rack units and cable trays.
Champ and **Hazard-Gard** HID and fluorescent lighting.
Chico conduit sealing compound.
Clarity LED architectural lighting fixtures.
Coiltronics inductors and transformers.
Combined Technologies current-limiting fuses.
Condulet fittings and outlet bodies.
Cooper Fire, Fulleon and **Nugelec** fire detection systems.
Cooper Interconnect specialty connectors and cables.
Cooper Power Systems distribution transformers, power capacitors, voltage regulators, surge arresters and SCADA master stations.
Cooper Wiring Devices sockets, connectors and wall plates.
Crompton lighting fixtures.
Crouse-Hinds and **CEAG** electrical construction materials and **Crouse-Hinds** aviation lighting products.
CUBEFuse fuses, fuse holders and fuse boxes.
Domex electrical construction materials.
Domex Bond Rojo coated conduit system (total protection against corrosion).
Domex Ground (ground systems).
Dura-Cooper and **Dura-Green** epoxy coatings.
Edisol fluid used in capacitors.
Edison and **Edison Pro** relays and fusegear.
Edison Series Metering residential and commercial meter bases.
Eletromec DIN style fuses.
ELLK 92 explosion protected fluorescent light fixture.
Elpro industrial wireless equipment.
Emerald consumer recessed and track lighting.
EMSA power transformers.
EnviroVR voltage regulator filled with Envirotemp FR3.
Envirotemp dielectric fluids.
EX® power capacitors.
EX-Cell and **NexT** industrial enclosures.
Exactra panel boards.
Fail-Safe high abuse, clean room and vandal-resistant lighting fixtures.
F.A.S.T. underfloor cable tray system.
Flex Station panel boards.
Flextray wire mesh cable tray.
FR3 dielectric fluid.
Fusetron electric fuses and protectors.
G&H specialty connectors.
Gecma visualization systems.
General Connectors military connectors.
Grate-Lock interlocking plank grating system.
GridAdvisor remote detection of system faults.
Grip Strut safety grating.
GS Metals wire management and support systems.
Halo recessed and track lighting fixtures.
Hi-Tech gas analysis equipment.
Hart-Lock electrical receptacles, caps, connectors and accessories.
Hyundai explosion-proof electrical products.
INVUE outdoor architectural lighting.
io Lighting LED architectural lighting fixtures.
IriS lighting systems.
JSB, Luminox and **Menvier** emergency lighting and fire detection systems.
Karp, Edison, Mercury and **B&S** electrical fuses.
Kwik Wire cable support systems.
Kyle distribution switchgear.
Limitron electric fuses.
Low-Peak electric fuses.
Lumière specification grade landscape lighting.
MadahCom WAVES notification solutions.
Magnum terminal strips and disconnect blocks.
MagneX interrupting device.
McGraw-Edison and **Lumark** indoor and outdoor lighting.
McGraw-Edison transformer components, cable accessories and fuses.
MEDC signals and alarms.
Media Sync multi-media wiring systems
Metalux fluorescent lighting.
Mobile X-Ray specialty plugs and receptacles.
Mini-Line molded-to-cable miniature connectors.
MTL intrinsically safe interfacing products and instrumentation.
MTL Surge Technologies and **Atlantic Scientific** surge protection equipment.
MWS modular wiring systems.
Myers electrical hubs.
Nortem electrical construction materials.
NOVA reclosers, sectionalizers and switches.
Novitas occupancy sensors and switch packs.
Omnex radio remote control products and industrial wireless networking solutions.
Optima fuseholders.
PCI digital lighting controls.
Perf-O Grip plank metal grating.
Polaron intelligent lighting control solutions.
Portfolio architectural recessed lighting.
Posi-Break electrical connectors.
Posi-Lok electrical panel units.
Power-Lock wiring devices, receptacles, caps and covers.
PowerPlus panel boards.
PowerStor carbon aerogel supercapacitors.
Pretronica and **Univel** emergency lighting and power systems.
RCM+ cable management systems.
Regalsafe signaling and life saving apparatus.
Regent security lighting systems.
Roam Secure personal and regional alerting.
Roam Secure RSAN text-based alerting and mass notification systems.
Royer wiring devices, sockets and switches.
RTK process alarm equipment.
Ruff-in prefabricated mounting and support systems.
SAFEPATH voice evacuation systems and accessories.
Scantronic and **Menvier** security systems.
Selectcom® communications modules.
Shaper specification and commercial grade lighting fixtures.
Shock Sentry circuit protective devices.
SMP substation modernization platform.
SpecOne panel boards.
Spectra panel boards.
Stabex explosion protected torch.
Streetworks outdoor lighting.
Subgate® mini remote terminal units.
Sure-Lites exit and emergency lighting.
Sure Power DC electrical system management products.
SurgBloc electrical voltage receptacles and surge suppressors.
Traction Tread perforated panels.
TransX transient voltage protection devices.
TrueCycle® asset monitoring.
UltraSIL surge arresters.
VaporGard incandescent clear globe lighting fixtures.
VariGap and **VariStar** surge arresters.
Viking miniature circular connectors.
VSS visual substation.
WAVES mass notification systems and accessories.
Wheelock notification appliances, devices and signals.
Willsher & Quick electrical enclosures.
WPI connectors and cable assemblies.
Yukon® software platform.

Tools - Major Products and Brands

Airetool, Automated Systems, Cleco, DGD, Dotco,Gardner-Denver*, and **Rotor Tool** industrial power tools and assembly equipment.
Apex screwdriver bits, impact sockets and universal joints.
Belzer pliers, wrenches, sockets, and hex keys.
Brewer-Titchener blocks (chain line).
Campbell chain products.
Caulkmaster caulking dispenser.
Collins machetes, shovels and axes.
Crescent pliers and wrenches.
Diamond farrier tools and horseshoes.
Disston pliers.
Erem precision cutters and tweezers.
Filtronic fume extraction equipment.
Kahnetics dispensing systems.
Lufkin measuring tapes.
Master Power industrial air tools.
Merrill plate clamps (chain line).
Metronix servos and drive controls.
Nicholson files, saws, pliers, wrenches, tapes, screwdrivers, sockets, and drill bits.
Plumb hammers.
Utica torque measuring and controls.
Weller soldering equipment.
Wire-Wrap solderless connection equipment.
Wiss and **H.K. Porter** cutting products.
Xcelite screwdrivers and nutdrivers.

* Gardner-Denver is a registered trademark of Gardner Denver, Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are utilized in products for the construction, industrial, transportation and consumer markets and to manufacturers in the electrical, electronic, telecommunications and transportation industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction and renovation, plant maintenance, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to utilities and manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, lumberyards and department stores; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 1A. RISK FACTORS

Our financial condition and performance are subject to various risks and uncertainties, including the risk factors described below. We may amend or supplement the risk factors from time to time by other reports that we file with the SEC in the future.

Our Businesses Are Subject to Competitive Pressures.

Our businesses operate in markets that are highly competitive, and we compete on the basis of price, quality, service, innovation and/or brand name across the industries and markets served. Some of our competitors for certain products have greater sales, assets and financial resources than we do. Competitive pressures could affect prices we charge our customers or demand for our products, which could adversely affect our operating results.

Demand for Our Products Is Sensitive to the Economic Conditions in the Markets We Serve.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction and renovation markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. Demand for non-powered hand tools, assembly systems and industrial power tools is driven by employment levels, industrial activity and consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. Reduced demand due to economic and market conditions could adversely affect our results of operations.

Development and Introduction of New Products and Solutions Affect our Ability to Grow Revenues and Improve Profitability.

Development and introduction of new products that increase our customer's productivity and efficiency, provide enhanced energy efficiency, introduce new technology solutions, enhance safety and conform to electrical standards in regions and local countries contribute significantly to our revenue growth and profitability. We continually invest in new products and solutions and are not dependent upon the success of any one product or solution. However, our overall success depends on continuous new products and solutions being introduced and accepted by our customers.

Price Increases or Significant Shortages of Raw Materials and Components Could Adversely Affect Our Operating Costs and the Competitive Position of Our Products.

Our major requirements for raw materials include steel, copper, aluminum, electronic components and plastics and, to a lesser degree brass, tin, lead, fiberglass, wood and insulating materials including transformer oil. We have multiple sources of supply for each of our major requirements, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products. Significant shortages could disrupt the supply of raw materials or price increases could affect prices we charge our customers, our product costs, and the competitive position of our products and services, which could adversely affect our results of operations.

Operations and Supply Sources Located Outside the United States, Particularly Emerging Markets, Are Subject to Increased Risks.

Our operating activities outside the United States contribute significantly to our revenues and earnings. Serving a global customer base and remaining competitive in the global market place requires that we place more production in countries other than the United States, including emerging markets, to capitalize on market opportunities and maintain a cost-efficient structure. In addition, we source a significant amount of raw materials and other components from third-party suppliers or majority-owned joint-venture operations in low-cost countries. Our operations outside the United States could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns. Operations outside the United States are also subject to certain regulatory and economic uncertainties including trade barriers and restrictions on the exchange and fluctuations of currency. We believe that our operations in emerging markets such as China, India and Malaysia are subject to greater risks related to these political and economic uncertainties as compared to most countries where Cooper has operations.

Our Key Strategic Initiatives Affect Our Ability to Grow Revenues, Control Costs and Improve Productivity.

Our operating model is built on a platform of key strategic initiatives that are designed to grow revenues, control costs and improve productivity. Our ability to execute and realize the expected benefits from our strategic initiatives affects our revenues and operating costs. Also, our operations could be disrupted by manufacturing rationalizations.

We Engage in Acquisitions and May Encounter Difficulties in Integrating These Businesses.

We are a company that, from time to time, seeks to grow through strategic acquisitions. The success of these transactions depends on our ability to integrate the assets and personnel acquired in these transactions. We may encounter difficulties in integrating acquisitions with our operations and may not realize the degree or timing of the benefits that we anticipated from an acquisition.

We Have Liability Exposure for Asbestos-Related Claims.

We have owned businesses that produced and sold products that contained asbestos. We, therefore, have potential liability arising from individuals claiming illnesses from exposure to asbestos. Insurance policies satisfy portions of the claim settlements and related legal costs. Many of the asbestos claims arise from our former Abex Friction Products business that was sold to Federal-Mogul Corporation and subject to Federal-Mogul Corporation's bankruptcy plan of reorganization. On September 30, 2008, the Bankruptcy Court issued a ruling denying the Plan A Settlement, resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement under which Cooper will resolve through the tort system the asbestos-related claims arising from the Abex Friction product line that was sold to Federal-Mogul in 1998.

As a result of the Bankruptcy Court ruling, Cooper adjusted its accounting in the third quarter of 2008 to reflect the Plan B Settlement. The amounts recorded by Cooper for its asbestos liability and related insurance receivables rely on various assumptions. The key assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of ongoing negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if the assumptions used in the estimation process vary significantly from actual results over time. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimates of its recorded asbestos liability and related insurance receivables. Further information regarding Cooper's asbestos liability is discussed under Item 3 – Legal Proceedings.

We Are Subject To Litigation and Environmental Regulations That Could Adversely Impact Our Operating Results.

We are, and may in the future be, a party to a number of legal proceedings and claims, including those involving product liability, tort, employment claims, intellectual property claims, and environmental matters, several of which claim, or may in the future claim, significant damages. Given the inherent uncertainty of litigation, we can offer no assurance that existing litigation or a future adverse development will not have a material adverse impact. We also are subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws.

Our operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous substances and other waste materials. We employ personnel responsible for monitoring environmental compliance and arranging for remedial actions that may be required from time to time and also use consultants to advise on and assist with our environmental compliance efforts. Liabilities are recorded when the need for environmental assessments and/or remedial efforts become known or probable and the cost can be reasonably estimated.

Laws protecting the environment generally have become more stringent than in the past and are expected to continue to become more so. Violation of environmental laws and regulations can lead to the imposition of administrative, civil or criminal penalties, remedial obligations, and in some cases injunctive relief. Such violations could also result in liabilities for personal injuries, property damage, and other costs and claims. Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or Superfund, and related state laws and regulations, liability can be imposed jointly on the entire group of responsible parties or separately on any one of the responsible parties, without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources.

We Could Incur a Material Amount of Taxes if There Are Unfavorable Changes in the Tax Laws or Their Interpretation. We Have Risks Relating to Our Reorganization as a Bermuda Company.

Changes in tax laws, tax treaties or tax regulations or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service or other taxing jurisdiction could have a material adverse impact on our financial statements. On May 22, 2002, we reorganized Cooper and became a publicly traded Bermuda company. Among other benefits, the inversion reorganization improved our worldwide effective tax rate and increased our cash flow. Recently, and in prior years, there have been and we expect that there may continue to be legislative efforts in Congress that would eliminate or reduce the tax benefit realized by certain companies which have changed their country of incorporation. If enacted into law, such proposed legislation could have a material adverse impact on our financial statements.

The U.S. Federal Government and certain states and municipalities have enacted legislation intended to deny federal funding and government contracts to U.S. companies that reincorporate outside the U.S. For instance, the Financial Services and General Government Appropriations Act for fiscal year 2008 signed into law in December 2007 includes a provision that prohibits government contracts with U.S. companies that have reincorporated outside the United States. We cannot provide any assurance that the impact on us of any adopted or proposed legislation in this area will not be materially adverse to our operations.

Inability to Maintain Access to Capital Markets May Adversely Affect Our Business and Financial Results.

Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations may require access to the capital markets and sufficient bank credit lines to support short-term borrowings. If we are unable to access the capital markets, we could experience a material adverse affect on our business and financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

On December 31, 2008, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 21.8 million square feet of space, of which approximately 75 percent was owned and 25 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment.

Segment	Number of Employees	Number and Nature of Facilities: Manufacturing	Warehouse	Sales	Other	Square Footage of Plants and Facilities (in millions): Owned	Leased
Electrical Products	25,959	111	26	99	4	12.1	5.0
Tools	4,594	28	5	6	-	4.3	0.3
Other	649	-	-	-	2	-	0.1
Total	31,202	139	31	105	6	16.4	5.4

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	United States	Europe (Other Than UK)	United Kingdom	Mexico	South America	Australia	Canada	China	Republic of China	India	Korea	Malaysia	Saudi Arabia
Electrical Products	48	11	18	10	2	2	3	9	1	4	1	1	1
Tools	12	8	-	3	2	1	1	1	-	-	-	-	-
Total	60	19	18	13	4	3	4	10	1	4	1	1	1

* Some facilities are shared by Electrical Products and Tools operations.

ITEM 3. LEGAL PROCEEDINGS

Item 1. Legal Proceedings

Discontinued Operations Liability

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further below, on September 30, 2008, the Bankruptcy Court issued its final ruling denying Cooper's participation in the proposed Federal-Mogul 524(g) trust resulting in implementation of the previously approved Plan B Settlement. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2008, a total of 146,175 Abex Claims were filed, of which 122,487 claims have been resolved leaving 23,688 Abex Claims pending at December 31, 2008. During the year ended December 31, 2008, 2,641 claims were filed and 8,403 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $2,072 before insurance. A total of $147.7 million was spent on defense costs for the period August 28, 1998 through December 31, 2008. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims. However, insurance recovery is currently at a lower percentage (approximately 30%) due to exhaustion of primary layers of coverage and litigation with certain excess insurers.

2005 - 2007

In December 2005, Cooper reached an initial agreement in negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding Cooper's participation in Federal Mogul's proposed 524(g) asbestos trust. By participating in this trust, Cooper would have resolved its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval and certain other approvals. Future claims would have been resolved through the bankruptcy trust.

Although the final determination of whether Cooper would participate in the Federal-Mogul 524(g) trust was unknown, Cooper's management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a settlement approximating the December 2005 proposed settlement. Accordingly, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $526.3 million at December 31, 2005. The December 31, 2005 discontinued operations accrual included payments to a 524(g) trust over 25 years that were undiscounted, and included $215 million of insurance recoveries where insurance in place agreements, settlements or policy recoveries were probable.

Throughout 2006 and 2007, Cooper continued to believe that the most likely outcome in the range of potential outcomes was a revised settlement with Cooper resolving its asbestos obligations through participation in the proposed Federal-Mogul 524(g) trust. While the details of the proposed settlement agreement evolved during the on-going negotiations throughout 2006 and 2007, the underlying principles of the proposed settlement arrangements being negotiated principally included fixed payments to a 524(g) trust over 25 years that were subject to reduction for insurance proceeds received in the future.

As a result of the then current status of settlement negotiations, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006 to reflect the revised terms of the proposed settlement agreement at that time. The discontinued operations accrual was $509.1 million and $529.6 million as of December 31, 2007 and 2006, respectively, and included payments to a 524(g) trust over 25 years that were undiscounted, and included insurance recoveries of $230 million and $239 million, respectively, where insurance in place agreements, settlements or policy recoveries were probable.

The U.S. Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization on November 8, 2007, and the U.S. District Court for the District of Delaware affirmed the Bankruptcy Court's order on November 14, 2007. As part of its ruling, the Bankruptcy Court approved the Plan B Settlement between Cooper and Federal-Mogul, which would require payment of $138 million to Cooper in the event Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, or if Cooper elected not to participate or to pursue participation in the trust. The Bankruptcy Court stated that it would consider approving Cooper's participation in the Federal-Mogul 524(g) trust at a later time, and that its order confirming the plan of reorganization and approving the settlement between Cooper and Federal-Mogul did not preclude later approval of Cooper's participation in the 524(g) trust. Accordingly, in an effort to continue working towards approval of Cooper's participation in the trust and to address certain legal issues identified by the Court, Cooper, Pneumo-Abex, Federal-Mogul, and other plan supporters filed the Modified Plan A Settlement Documents on December 13, 2007. The Modified Plan A Settlement Documents would have required Cooper to make an initial payment of $248.5 million in cash to the Federal-Mogul trust upon implementation of Plan A with additional annual payments of up to $20 million each due over 25 years. If the Bankruptcy Court had approved the modified settlement and that settlement was implemented, Cooper, through Pneumo-Abex LLC, would have continued to have access to Abex insurance policies.

2008

During the first quarter of 2008, the Bankruptcy Court concluded hearings on Plan A. On September 30, 2008, the Bankruptcy Court issued its ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received in October 2008 the $138 million payment, plus interest of $3 million, from the Federal-Mogul Bankruptcy estate and will continue to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. Additionally, under Plan B, Cooper has access to Abex insurance policies.

The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy and a progression of the activity is presented in the following table assuming resolution through participation in the Federal-Mogul 524(g) trust up until September 30, 2008 when the accounting was adjusted to reflect the Plan B Settlement.

	Nine Months Ended September 30,	**Twelve Months Ended December 31,**	
	2008	**2007**	**2006**
	(in millions)	(in millions)	
Accrual at beginning of period (under Plan A)	$ 509.1	$ 529.6	$ 526.3
Indemnity and defense payments	(16.9)	(52.9)	(36.8)
Insurance recoveries	25.4	39.3	12.7
Discontinued operations charge	-	-	31.7
Other	(1.6)	(6.9)	(4.3)
Accrual at end of period (under Plan A) *	$ 516.0	$ 509.1	$ 529.6

* The $516.0 million liability reflects the estimated liability under Plan A immediately prior to adjusting the accounting on September 30, 2008 to reflect the Plan B Settlement.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement. The following table presents the separate assets and liabilities under the Plan B settlement and the cash activity subsequent to the September 30, 2008 Plan B Settlement date.

	December 31, 2008	September 30, 2008
	(in millions)	
Asbestos liability analysis:		
Total liability for unpaid, pending and future indemnity and defense costs at end of period	$ 815.1	$ 823.3
Asbestos receivable analysis		
Receivable from Federal-Mogul Bankruptcy estate (received in Oct. 2008)	$ -	$ 141.0
Insurance receivable for previously paid claims and insurance settlements	74.6	72.7
Insurance-in-place agreements available for pending and future claims	117.7	119.6
Total estimated asbestos receivable at end of period	$ 192.3	$ 333.3

	Three Months Ended December 31, 2008
	(in millions)
Cash Flow:	
Indemnity and defense payments	$ (7.9)
Payment from Federal-Mogul Bankrupty Estate	141.0
Other	(0.3)
Net cash flow	$ 132.8

Asbestos Liability Estimate

As of December 31, 2008, Cooper estimates that the liability for pending and future indemnity and defense costs for the next 45 years will be $815.1 million. The amount included for unpaid indemnity and defense costs is not significant at December 31, 2008. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable. However, a discounted value would likely be approximately 60% or less of the $815.1 million liability recorded.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, there can be no assurance that these studies, or other assumptions, will not vary significantly from the estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believed were reasonably possible that indicate a broader range of potential estimates from $735 to $950 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2008, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2008, Cooper's receivable for recoveries of costs from insurers amounted to $192.3 million, of which $74.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $192.3 million receivable from insurance companies at December 31, 2008 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

Critical Accounting Assumptions

The amounts recorded by Cooper for its asbestos liability and related insurance receivables rely on assumptions that are based on currently known facts and strategy. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

<u>Other Matters</u>

Cooper and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.

The U.S. Federal Government has enacted legislation intended to deny certain federal funding and government contracts to U.S. companies that reincorporate outside the United States, including Section 745 of the Consolidated Appropriations Act, 2008 (Public Law 110-161), Section 724(c) of the Transportation, Treasury, Housing and Urban Development, the Judiciary, and Independent Agencies Appropriations Act, 2006 (Public Law 109-115), and 6 U.S.C. 395(b) of The Homeland Security Act. The Company has self-reported to the Department of Defense certain transactions aggregating approximately $8 million with U.S. government entities which may be subject to the legislation. At the time of this filing, it is too early to determine whether any fines or penalties may be assessed against the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Cooper Class A common shares (symbol – CBE) are listed on the New York Stock Exchange. Options for Cooper Class A common shares are listed on the NYSE Alternext U.S. exchange. Cooper Class B common shares are not publicly traded. The Class B common shares were issued to Cooper Industries, Inc. in connection with the reincorporation merger in May 2002 whereby Cooper Industries, Inc., formerly the publicly traded parent company, became a wholly-owned subsidiary of Cooper Industries, Ltd. Effective January 1, 2005, the Class B common shares were transferred to Cooper US, Inc., which is a wholly-owned Cooper subsidiary. Cooper US, Inc. is the only holder of Class B common shares. The holders of Class B common shares are not entitled to vote, except as to matters for which the Bermuda Companies Act specifically requires voting rights for otherwise non-voting shares. Cooper Industries, Ltd. and Cooper subsidiaries holding Class A or Class B common shares have entered into a voting agreement whereby any Class A or Class B common shares held by such Cooper subsidiaries will be voted (or abstained from voting) in the same proportion as the other holders of Class A common shares. Therefore, Class A and Class B common shares held by Cooper subsidiaries do not dilute the voting power of the Class A common shares held by the public.

As of January 31, 2009 there were 20,284 record holders of Cooper Class A common shares and one holder of Cooper Class B common shares.

The high and low quarterly sales prices for the past two years of Cooper Class A common shares as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	2	3	4
2008	High	$53.25	$47.55	$49.64	$40.27
	Low	35.37	39.40	36.96	19.32
2007	High	$48.12	$58.20	$59.05	$57.25
	Low	40.00	45.03	47.00	47.07

Annual cash dividends declared on Cooper's Class A and Class B common shares during 2005 and 2006 were $.74 a share ($.185 a quarter). On February 14, 2007, the Board of Directors declared an increase in the quarterly dividend to $.21 a share (or $.84 on an annualized basis). This represented a 14 percent increase over the prior dividend rate. On February 14, 2007, the Board of Directors also approved a 2-for-1 stock split to shareholders of record as of February 28, 2007. The increase in the dividend rate was effective for the dividend paid on April 2, 2007. On February 12, 2008, the Board of Directors declared an increase in the quarterly dividend to $.25 per share (or $1.00 on an annualized basis). This represents a 19 percent increase over the prior dividend rate. Based on Cooper's capital structure in 2008, all of the dividend distributions paid by it in 2008 are treated as a return of capital to its shareholders. For dividends payable in 2009, Cooper currently anticipates that based on its capital structure all or a substantial portion of its dividend distributions will be treated as a return of capital to its shareholders. For the dividends payable in 2006, 2007 and 2008, Cooper's subsidiaries that held Class A and Class B shares received dividends on such shares.

The following table reflects activity related to equity securities purchased by Cooper during the three months ended December 31, 2008:

Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [1]
As of 9/30/08				9,683,549
10/01/08 – 10/31/08	3,552,400	$24.75	3,552,400	6,131,149
11/01/08 – 11/30/08	1,418,678	$23.36	1,418,678	4,712,471
12/01/08 – 12/31/08	1,683,036	$33.65	1,683,036	3,029,435 [2]
Total	6,654,114	$28.85	6,654,114	

(1) On February 12, 2008, Cooper's Board of Directors authorized the repurchase of ten million shares of common stock, which is reflected in the above table. On February 9, 2009, Cooper's Board of Directors increased the share repurchase authorization by ten million shares, which is not reflected in the above table. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans. Cooper may continue to repurchase shares under these authorizations from time to time during 2009. The decision whether to do so will be dependent on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

(2) For 2009, Cooper's current estimate is that one million shares will be issued under equity compensation plans, which is not reflected in the above table.

Further information required by this Item is set forth under the caption "Equity Compensation Plan Information" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2009 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

Bermuda has exchange controls which apply to residents in respect of the Bermudian dollar. As an exempt company, Cooper is considered to be nonresident for such controls; consequently, there are no Bermuda governmental restrictions on the Company's ability to make transfers and carry out transactions in all other currencies, including currency of the United States.

Under existing Bermuda law, there is no Bermuda income or withholding tax on dividends paid by Cooper to its shareholders. Furthermore, no Bermuda tax or other levy is payable on the sale or other transfer (including by gift or on the death of the shareholder) of Cooper common shares (other than by shareholders resident in Bermuda).

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2008. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2008	2007	2006	2005	2004
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 6,521.3	$ 5,903.1	$ 5,184.6	$ 4,730.4	$ 4,462.9
Income from continuing operations	$ 615.6	$ 692.3	$ 484.3	$ 391.1	$ 339.8
Income (charge) from discontinued operations, net of taxes	16.6	-	(20.3)	(227.2)	-
Net income	$ 632.2	$ 692.3	$ 464.0	$ 163.9	$ 339.8
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 3.54	$ 3.80	$ 2.64	$ 2.12	$ 1.84
Income (charge) from discontinued operations	.10	-	(.11)	(1.23)	-
Net income	$ 3.64	$ 3.80	$ 2.53	$ .89	$ 1.84
Diluted -					
Income from continuing operations	$ 3.51	$ 3.73	$ 2.58	$ 2.06	$ 1.79
Income (charge) from discontinued operations	.09	-	(.11)	(1.19)	-
Net income	$ 3.60	$ 3.73	$ 2.47	$ .87	$ 1.79
BALANCE SHEET DATA (at December 31):					
Total assets	$ 6,164.9	$ 6,133.5	$ 5,374.8	$ 5,215.1	$ 5,407.8
Long-term debt, excluding current maturities	932.5	909.9	702.8	1,002.9	698.6
Shareholders' equity	2,607.4	2,841.9	2,475.3	2,205.2	2,286.5
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 1.00	$ .84	$ .74	$ .74	$ .70

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. Discontinued operations charges of $20.3 million, net of a $11.4 million income tax benefit in 2006 and $227.2 million, net of a $127.8 million income tax benefit in 2005 were recorded for potential liabilities related to the Automotive Products segment sale and the Federal-Mogul bankruptcy. In 2008, discontinued operations income of $16.6 million, net of a $9.4 million income tax expense, was recorded to reflect ongoing resolution of the potential liabilities through the tort system when the Bankruptcy Court denied Cooper's participation in the Federal-Mogul 524(g) trust. See Note 16 of the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Cooper believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Cooper recognizes revenues when products are shipped and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances was $89.8 million and $95.1 million at December 31, 2008 and 2007, respectively.

Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $77.0 million at December 31, 2008 and $77.9 million at December 31, 2007.

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, discount rates and estimated future employee earnings and demographics. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Differences between actuarial assumptions and estimates and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a calculated minimum annual amount are amortized and recognized in net periodic pension cost over the average remaining service period of active employees.

Total net periodic pension benefit cost was $7.6 million in 2008, $3.9 million in 2007 and $31.0 million in 2006. During 2006, Cooper announced that effective January 1, 2007, future benefit accruals would cease under the Cooper U.S. Salaried Pension Plan. Cooper recognized a $4.2 million curtailment loss in 2006 as a result of this action. During 2006, Cooper also recognized a $4.1 million settlement loss primarily in connection with the retirement of senior executives. Total net periodic pension benefit cost declined in 2007 primarily due to the elimination of service cost on the salaried pension plan and non-recurrence of the 2006 losses discussed above. Total net periodic pension benefit cost in 2008 includes a $3.7 million curtailment loss as a result of ceasing future benefit accruals for two defined benefit plans in the U.K. Beginning in 2007, Cooper contributed cash equal to 3% of compensation to the Cooper Retirement Savings and Stock-Ownership Plan ("CO-SAV"). Cooper further increased the company-matching contribution under the CO-SAV plan to a dollar-for-dollar match up to 6% of employee contributions. The estimated net periodic pension benefit cost of $26.1 million for 2009 has been estimated assuming a discount rate of 6.25% and an expected return on plan assets of 8.25%. See Note 13 of the Notes to the Consolidated Financial Statements.

The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense. Differences between assumptions and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a minimum annual amount are amortized and recognized in net periodic postretirement benefit cost over the average remaining life expectancy of the participants. Net periodic postretirement benefit cost was $0.7 million in 2008 and 2007. Cooper announced the elimination of postretirement life insurance for active employees effective January 1, 2007. As a result, Cooper recognized a $3.2 million curtailment gain in the second quarter of 2006. Excluding the curtailment gain, net periodic postretirement benefit cost was $0.8 million in 2006. Net periodic postretirement benefit cost is expected to be approximately ($0.4) million in 2009, assuming a discount rate of 6.25%. See Note 13 of the Notes to the Consolidated Financial Statements.

Stock-based compensation expense is recorded for stock-option grants, performance-based and restricted stock awards based upon fair value. The fair value of stock option awards is estimated at the grant date using the Black-Scholes-Merton option pricing model, which includes assumptions for volatility, expected term, risk-free interest rate and dividend yield. Expected volatility is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock and other factors. Historical data is used to estimate employee termination experience and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of performance-based and restricted stock awards granted is measured at the market price on the grant date. Performance awards are typically arranged in levels, with increasing number of shares earned as higher levels of growth are achieved. If goal-level assumptions are not met, stock-based compensation expense is adjusted and previously recognized compensation expense would be reversed. During 2006, 2007 and through the third quarter of 2008, performance goals were assumed to be achieved at the maximum level. In the fourth quarter of 2008, Cooper revised its assumption to lower the performance goals assumed to be achieved to below the maximum level for performance awards granted in 2007 and 2008. The revised achievement levels assumed for the 2007 and 2008 performance award grants considers the past performance and current expectations of future performance in the respective three-year performance period. As a result of lowering the performance goals assumed to be achieved, Cooper adjusted previously recognized stock-based compensation expense by reducing expense in the fourth quarter of 2008 by $11.3 million. Total stock-based compensation expense was $23.1 million in 2008, $39.0 million in 2007 and $29.1 million in 2006. See Note 10 of the Notes to the Consolidated Financial Statements.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, Cooper's estimate of its environmental liabilities may change. The liability for environmental remediation was $29.4 million at December 31, 2008 and $30.2 million at December 31, 2007. See Note 7 of the Notes to the Consolidated Financial Statements.

Cooper records current tax liabilities as well as deferred tax assets and liabilities for those taxes incurred as a result of current operations but deferred until future periods. The annual provision for income taxes is the sum of both the current and deferred tax amounts. Current taxes payable represents the liability related to Cooper's income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities reported on Cooper's consolidated balance sheet. Deferred tax assets or liabilities are determined based upon differences between the book basis of assets and liabilities and their respective tax basis as measured by the enacted tax rates that Cooper expects will be in effect when these differences reverse. In addition to estimating the future applicable tax rates, Cooper must also make certain assumptions regarding whether tax differences are permanent or temporary and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Cooper has established valuation allowances when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cooper is subject to income taxes in both the United States and numerous non-U.S. jurisdictions. Cooper is regularly under examination by various tax authorities. United States federal and state tax authorities and tax authorities in other countries have challenged the amount of taxes due for certain tax periods. Cooper evaluates the potential exposure associated with various filing positions and records a liability for tax contingencies. Although Cooper believes all tax positions are reasonable and properly reported in accordance with applicable tax laws and regulations in effect during the periods involved, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. The resolution of tax audits and litigation could have a material effect on Cooper's consolidated cash flows in the period or periods for which that determination is finalized. In 2008 and 2007, Cooper reduced income tax expense by $23.2 million ($.13 per share) and $83.8 million ($.45 per share), respectively, as a result of the expiration of statute of limitations, favorable audit settlements and other matters. See Note 12 of the Notes to the Consolidated Financial Statements.

Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is subject to an annual impairment test. Cooper designated January 1 as the date of its annual goodwill impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. The first step of the SFAS No. 142 two-step goodwill impairment test compares the fair value of a reporting unit with its carrying value. Fair value is determined primarily by estimating the present value of future cash flows. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of reporting unit goodwill to the carrying amount of the goodwill to measure the amount of impairment loss. The results of step one of the goodwill impairment tests did not require the completion of step two of the test for any reporting unit in 2008. Cooper has designated eight reporting units, consisting of seven units in the Electrical Products reportable operating segment plus the Tools reportable operating segment. There are inherent uncertainties and management judgment in estimating the fair value of each reporting unit. If actual fair value is less than Cooper's estimates, Cooper could be required to record an impairment to reduce the carrying value of goodwill to its implied fair value. Cooper had goodwill of $2.57 billion and $2.54 billion at December 31, 2008 and 2007, respectively. See Note 6 of the Notes to the Consolidated Financial Statements.

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further in Item 3 – Legal Proceedings and Note 16 of the Notes to the Consolidated Financial Statements, on September 30, 2008, the Bankruptcy Court issued its final ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received in October 2008 the $141 million payment, including interest, from the Federal-Mogul Bankruptcy estate and will continue to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement.

Asbestos Liability Estimate

As of December 31, 2008, Cooper estimates that the liability for pending and future indemnity and defense costs for the next 45 years will be $815.1 million. The amount included for unpaid indemnity and defense costs is not significant at December 31, 2008. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable. However, a discounted value would likely be approximately 60% or less of the $815.1 million liability recorded.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, there can be no assurance that these studies, or other assumptions, will not vary significantly from the estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believed were reasonably possible that indicate a broader range of potential estimates from $735 to $950 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2008, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2008, Cooper's receivable for recoveries of costs from insurers amounted to $192.3 million, of which $74.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $192.3 million receivable from insurance companies at December 31, 2008 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

The amounts recorded by Cooper for its asbestos liability and related insurance receivables rely on assumptions that are based on currently known facts and strategy. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables. As this additional information becomes available, Cooper will record a charge or income related to the discontinued operations asbestos liability and related insurance recoveries, which may be significant.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

Results of Operations

Revenues

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Electrical Products	$ 5,755.7	$ 5,108.4	$ 4,426.0
Tools	765.6	794.7	758.6
Total Revenues	$ 6,521.3	$ 5,903.1	$ 5,184.6

See the geographic information included in Note 15 of the Notes to the Consolidated Financial Statements for a summary of revenues by country.

2008 vs. 2007 Revenues Revenues for 2008 increased approximately 11% compared to 2007. The impact of currency translation was less than 1%, while acquisitions added approximately 7% in revenues.

Electrical Products segment revenues for 2008, which represent slightly more than 88% of revenues, increased approximately 13% compared to 2007. Currency translation had a minimal impact on revenue growth. The impact of acquisitions increased the segment revenues for 2008 by nearly 8% over 2007 revenue levels. Six of the seven Electrical Products segment businesses reported increased revenues for 2008. Revenue growth was a result of solid demand from energy, industrial, international expansion and nonresidential construction markets through the first nine months of 2008. Softness in the U.S residential market throughout the year and declines in all global markets during the fourth quarter of the year partially offset these increases.

Tools segment revenues for 2008, which represent about 12% of revenues, decreased approximately 4% compared to 2007. Currency translation represented a 2% increase for reported revenues with limited increase from acquisitions. Revenue declines were driven by weak retail markets and soft demand from the motor vehicle end markets. Tools segment experienced significant weakness in most markets and geographies during the fourth quarter of 2008, particularly in the U.S. retail channel.

2007 vs. 2006 Revenues Revenues for 2007 increased 14% compared to 2006. The impact of currency translation was 2%, while acquisitions added approximately 4% in revenues.

Electrical Products segment revenues for 2007, which represented 87% of revenues, increased approximately 15% compared to 2006. Currency translation represented 2% of the revenue growth. The impact of acquisitions increased segment revenues by approximately 4%. Six of the seven Electrical Products segment businesses posted revenue growth during 2007. Sales growth was a result of strong demand from the utility and industrial markets, international expansion and solid demand from U.S. nonresidential construction. Ongoing softness in the U.S. residential markets partially offset these increases.

Tools segment revenues for 2007, which represented 13% of revenues, increased approximately 5% compared to 2006, with currency translation representing 3% of the increase. Sales increases were driven by solid demand from aerospace, partially offset by soft demand in the motor vehicle end markets. Retail sales compared to 2006 were down slightly in a challenging U.S. market.

Operating Results

	Year Ended December 31,		
	2008	2007	2006
	(in millions, except per share data)		
Electrical Products	$ 930.3	$ 848.2	$ 703.2
Tools	81.1	94.0	85.6
Restructuring and asset impairment charges	(52.4)	-	-
Total segment operating earnings	959.0	942.2	788.8
General corporate expense	81.4	98.1	94.7
Operating earnings	877.6	844.1	694.1
Income from Belden agreement	-	33.1	5.1
Interest expense, net	70.4	51.0	51.5
Income from continuing operations before income taxes	807.2	826.2	647.7
Income tax expense	191.6	133.9	163.4
Income from continuing operations	615.6	692.3	484.3
Income (charge) from discontinued operations	16.6	-	(20.3)
Net income	$ 632.2	$ 692.3	$ 464.0
Diluted earnings per share:			
Income from continuing operations	$ 3.51	$ 3.73	$ 2.58
Income (charge) from discontinued operations	.09	-	(.11)
Net income	$ 3.60	$ 3.73	$ 2.47

Cooper measures the performance of its businesses exclusive of restructuring, asset impairment and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of traditional headquarters activities, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to the Consolidated Financial Statements.

2008 vs. 2007 Segment Operating Earnings Segment Operating Earnings were $959.0 million in 2008 compared to $942.2 million in 2007.

Electrical Products segment 2008 operating earnings increased 10% to $930.3 million from $848.2 million for 2007. Return on revenues was 16.2% for 2008 compared to 16.6% for 2007. The decrease in earnings as a percentage of revenue was primarily due to the dilutive impact of acquisitions and in the second half of the year inflationary costs for commodities not fully offset by available market price increases in certain product lines. In addition, in the fourth quarter of 2008, production volumes were curtailed to reduce inventory to meet slowing market demands.

Tools segment 2008 operating earnings decreased 14% to $81.1 million compared to $94.0 million for 2007. Return on revenues was 10.6% for 2008 compared to 11.8% for 2007. The decrease in earnings as a percentage of revenue was primarily due to the declining demand for Tools segment products and the related impact of reduced production volumes.

2007 vs. 2006 Segment Operating Earnings Segment Operating Earnings were $942.2 million in 2007 compared to $788.8 million in 2006.

Electrical Products segment 2007 operating earnings increased 21% to $848.2 million from $703.2 million for 2006. Return on revenues was 16.6% for 2007 compared to 15.9% for 2006. The increase was primarily due to leverage on fixed costs due to higher sales volumes and continued execution on productivity initiatives and lean manufacturing programs.

Tools segment 2007 operating earnings increased 10% to $94.0 million compared to $85.6 million for 2006. Return on revenues was 11.8% compared to 11.3% in 2006. The modest core growth in sales volume was further leveraged through focus on productivity activities and cost reductions.

Restructuring and Asset Impairment Charges In 2008, Cooper recognized a pre-tax restructuring charge of $43.3 million and a pre-tax non-cash impairment charge of $9.1 million. The 2008 restructuring and asset impairment charges of $52.4 million, or $38.3 million after taxes, reduced 2008 diluted earnings per share by $.21.

In the second quarter of 2008, Cooper recorded a restructuring charge for $7.6 million in severance costs for downsizing a Tools segment international facility. This facility downsizing and related cash payments have been substantially completed in 2008.

As a result of the downturn in economic conditions in the latter half of 2008, Cooper committed to employment reductions to appropriately size the Company's workforce to current and anticipated market conditions and to downsize a domestic Tools segment manufacturing operation. These actions were taken as a part of Cooper management's ongoing assessment of its hourly and salary workforce and its required production capacity in consideration of current and anticipated market conditions and demand levels. Cooper recorded a $35.7 million charge in the fourth quarter of 2008 related to these actions, $25.5 million of which relates to the Electrical Products segment and $10.2 million relates to the Tools segment. A total of 1,314 hourly and 930 salary positions are being eliminated as a result of the fourth quarter 2008 restructuring actions to reduce Cooper's workforce. Of the 2,244 workforce reductions, 1,358 had exited by the end of 2008 with the remaining reductions expected in the first half of 2009. Cooper estimates that the fourth quarter 2008 restructuring actions will reduce annual operating costs by approximately $60 million. At December 31, 2008, Cooper had an accrual of $29.7 million for future cash expenditures related to the fourth quarter 2008 restructuring actions. The related cash payments will be substantially completed in the first half of 2009.

In the fourth quarter of 2008, Cooper also recorded a non-cash impairment charge of $9.1 million related to an investment in a previously unconsolidated international joint venture in the Electrical Products segment. In December 2008, Cooper acquired a majority interest in the international joint venture and consolidated the joint venture's net assets of $4.6 million in the accompanying December 31, 2008 balance sheet.

General Corporate Expense General Corporate expense decreased $16.7 million during 2008 to $81.4 million compared to $98.1 million for 2007. General Corporate expense in 2007 includes $8.8 million for legal and environmental costs related to businesses disposed of in prior years. Excluding the legal and environmental costs for previously disposed businesses, General Corporate expense decreased $8.2 million in 2008 to $81.4 million compared to $89.3 million in 2007 primarily from the impact of lower expense for long-term performance-based stock compensation.

General Corporate expense increased $3.4 million during 2007 to $98.1 million compared to $94.7 million for 2006. General Corporate expense includes $8.8 million and $4.8 million in 2007 and 2006, respectively, for legal and environmental costs related to businesses disposed of in prior years. Excluding these costs, General Corporate expense decreased $0.6 million in 2007 to $89.3 million compared to $89.9 million in 2006. The decrease in 2007 is primarily related to continued cost containment.

Income from Belden Agreement Income from the Belden agreement was $33.1 million in 2007 compared to $5.1 million during 2006. There was no income from the Belden agreement in 2008. In 1993, Cooper completed an initial public offering of the stock of Belden, formerly a division of Cooper. Under the agreement, Belden and Cooper made an election that increased the tax basis of certain Belden assets. Belden is required to pay Cooper ninety percent of the amount by which Belden has actually reduced tax payments that would otherwise have been payable if the increase in the tax basis of assets had not occurred, as realized principally over fifteen years. If Belden does not have sufficient future taxable income, it is possible that Belden will not be able to utilize the tax deductions arising from the increase in the tax basis of the assets resulting in a tax loss carryforward. Belden is not obligated to pay Cooper until a tax loss carryforward is utilized. Belden can carry any loss forward twenty years to offset future taxable income. Cooper estimates that between $40 and $45 million in future payments potentially remain under the Belden agreement. The timing and ultimate receipt of future payments are contingent upon the ultimate taxable income Belden reports each year.

Interest Expense, Net Net interest expense for 2008 was $70.4 million, an increase of $19.4 million from 2007 primarily as a result of higher average debt balances from the utilization of debt financing to partially fund acquisitions and share repurchases. Net interest expense also includes $6.0 million and $1.3 million in 2008 and 2007, respectively for reductions in the value of short-term investments. Average debt balances were $1.34 billion and $1.05 billion and average interest rates were 5.22% and 5.64% for 2008 and 2007, respectively. Net interest expense for 2007 decreased $0.5 million from 2006 as a result of lower average interest rates offsetting higher average debt balances. Average debt balances were $1.05 billion and $1.04 billion and average interest rates were 5.64% and 5.70% for 2007 and 2006, respectively.

On March 27, 2008, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of senior unsecured notes due in 2015. The fixed rate notes have an interest coupon of 5.45% and are guaranteed by Cooper and certain of its principal operating subsidiaries. Proceeds from the financing were used to repay outstanding commercial paper. Combined with the debt issuance discount, underwriting commissions and interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.56%.

Income Tax Expense The effective tax rate attributable to continuing operations was 23.7% for 2008, 16.2% for 2007 and 25.2% for 2006.

Cooper reduced income tax expense by $23.2 million during 2008 for discrete tax items primarily related to statute expirations, state tax settlements and foreign taxes. 2007 included an $83.8 million reduction of income tax expense associated principally with finalized settlements with the Internal Revenue Service related to the 2000 through 2004 tax years, the expiration of the statute of limitation regarding certain potential tax exposure matters, changes to state and international valuation allowances and tax benefits of international reorganizations. The 2007 effective tax rate was also lower due to the income from the Belden agreement being taxed in a foreign jurisdiction at a significantly lower rate than the U.S. statutory rate. Excluding the discrete tax items and the income from the Belden agreement, Cooper's effective tax rate for the year ended December 31, 2008 and 2007 was 26.6% and 27.3%, respectively.

Income (Charge) Related to Discontinued Operations In the third quarter of 2008, Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense (or $.09 per diluted share) related to its asbestos liability regarding the Automotive Products segment, which was sold in 1998. On September 30, 2008, the Bankruptcy Court denied the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust. As a result of not participating in the trust, in the third quarter of 2008, Cooper adjusted its accrual for the Pneumo-Abex asbestos liability and related insurance recoveries based on resolution through the tort system. In the second quarter of 2006, Cooper recorded a charge of $20.3 million, net of an $11.4 million income tax benefit, related to potential asbestos obligations regarding the Automotive Products segment. See Note 16 of the Notes to the Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations was $3.51 in 2008, $3.73 in 2007 and $2.58 in 2006. The restructuring and asset impairment charges offset by the income tax reduction as discussed above decreased 2008 diluted earnings per share from continuing operations by $.08. The income from the Belden agreement and income tax reduction partially offset by increased legal and environmental costs on businesses disposed of in prior years as discussed above increased 2007 diluted earnings per share from continuing operations by $.59.

Percentage of Revenues

	Year Ended December 31,		
	2008	2007	2006
Cost of Sales:			
Electrical Products	67.1%	67.0%	67.7%
Tools	69.8%	68.8%	69.3%
Selling and Administrative:			
Electrical Products	16.8%	16.4%	16.4%
Tools	19.6%	19.4%	19.4%

2008 vs 2007 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 67.1% for 2008 compared to 67.0% for 2007. The slight increase in costs of sales as a percentage of revenue was primarily the result of material inflation not fully offset through favorable product pricing achieved in the market in certain product lines and the impact in the fourth quarter of 2008 from curtailing production; offset by productivity improvements and cost reduction actions taken during 2008. Tools segment cost of sales, as a percentage of revenue, was 69.8% for 2008 compared to 68.8% for 2007. The increase in cost of sales as a percentage of revenue was due to the lower absorption of production costs from lower volumes and inefficiencies associated with adjusting manufacturing levels to achieve planned inventory reductions to match lower market demands.

Electrical Product segment selling and administrative expenses, as a percentage of revenues, for 2008 were 16.8% compared to 16.4% for 2007. The increase in selling and administrative expense as a percentage of revenue was favorably impacted by leverage and productivity initiatives and lower expenses for long-term performance-based stock compensation offset by the higher average percentage of revenue for the newly acquired organizations. Excluding the impact of acquisitions, the Electrical Products segment selling and administrative expenses as a percentage of revenue would have been 16.3% for 2008. Tools segment selling and administrative expenses as a percentage of revenue for 2008 were 19.6% compared to 19.4% for 2007, as cost control actions implemented during 2008 which reduced reported selling and administrative expenses by 3% and lower expenses for long-term performance-based stock compensation were more than offset by the decline in revenue for the Tools segment.

2007 vs 2006 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 67.0% for 2007 compared to 67.7% for 2006. The decrease in the cost of sales percentage was primarily the result of productivity initiatives and production leverage on higher volume, partially offset by the impact of acquisitions. Tools segment cost of sales, as a percentage of revenues, was 68.8% for 2007 compared to 69.3% for 2006. The decrease in cost of sales percentage reflects operating efficiency gains from productivity improvements and cost reductions and the lower level of sales of large low margin assembly systems projects.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2007 were 16.4% compared to 16.4% for 2006. The selling and administrative expenses percentage is unchanged, but was favorably impacted by leverage and productivity initiatives, offset by the higher average percentage of revenue for the newly acquired organizations and continued investment in global growth initiatives. Tools segment selling and administrative expenses, as a percentage of revenues, for 2007 were 19.4% compared to 19.4% for 2006, as productivity initiatives were offset by inflation.

Cooper realizes certain costs and proceeds that are not directly attributable to the operating segments. These items are reflected as General Corporate expenses. See the "General Corporate Expense" section above.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2009 based on current expectations.

Cooper expects a 9% to 14% decline in revenues for Electrical Products in 2009 from slowing global growth in utility and industrial market demand, weakening demand in the commercial construction markets and continued declines in the U.S. residential markets. Acquisitions completed in 2008 are expected to add less than 1% to Electrical Products revenue. In the Tools segment, Cooper expects revenues to decline in the 18% to 23% range due to the weakness in the global industrial, residential and motor vehicle markets. In response to the expected decline in overall revenue currently forecasted to be in the 10 – 15% range, Cooper recorded restructuring charges in 2008 which are projected to reduce overall cost by approximately $60 million. Operating earnings are expected to decline, despite these actions, more rapidly than revenues as a result of unfavorable leverage of fixed costs and the impact on pricing from the significant decline in commodity costs in late 2008 as the higher cost of inventory and supply chain costs move through the sales cycle. Cooper is expecting diluted continuing earnings per share to be in the range of $2.45 to $2.80.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

It is Cooper's judgment that unit volumes in the Electrical Products segment increased in 2008 but unit volumes in the Tools segments decreased in 2008.

During 2006, 2007 and through the first half of 2008, Cooper experienced an overall increase in customer pricing, primarily in response to increased material, energy and components costs. During the second half of 2008, Cooper was unable to fully offset inflationary costs for commodities by available market price increases primarily in certain product lines with heavy material content. Cooper has aggressively acted to control and reduce costs during the three-year period through strategic sourcing, manufacturing improvement and rationalization efforts in order to improve profitability in the segments.

Effect of Inflation

Over the three-year period, inflation had a relatively minor impact on Cooper's results of operations. However, during 2008, 2007 and 2006, there were significant increases in certain key commodities and components, which resulted in price increases in certain businesses, on occasion, lagging the increased costs. During 2006, 2007 and through the first half of 2008, Cooper realized price increases and productivity improvements at least equal to material purchase cost increases. During the second half of 2008, Cooper was unable to fully offset inflationary costs for commodities by available market price increases primarily in certain product lines with heavy material content. Cooper hedges selected commodities such as copper and steel through the use of derivatives and supply agreements. The impact of changes to these commodity costs could impact margins for several quarters as a result of this activity. Cooper's on-going initiatives to improve productivity and rationalize its operational base have mitigated increases in employee compensation and benefits, as well as general inflation on operating costs.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital increased $1.5 million during 2008. The increase included a $40.6 million decrease in accounts payable substantially offset by a $37.2 million decrease in receivables and a $1.9 million decrease in inventories. The increase in operating working capital of $80.2 million from completed acquisitions and consolidation of a now majority-owned international joint venture was substantially offset by initiatives focused on improved inventory turns and improved accounts receivable performance as measured by days sales outstanding. Operating working capital turnover (defined as annualized revenues divided by average operating working capital) for 2008 of 5.6 turns increased from 5.4 turns in 2007.

Cooper's operating working capital increased $127.3 million during 2007. The increase included a $152.6 million increase in receivables and a $36.1 million increase in inventories, partially offset by a $61.4 million increase in accounts payable, which were driven primarily by increased sales volume and actions to improve customer service, as well as working capital increases from completed acquisitions, which accounted for $69.2 million of the overall increase in operating working capital. The increase in inventories was partially offset by a $12.3 million increase in the allowance for excess and obsolete inventories. Operating working capital turnover (defined as annualized revenues divided by average operating working capital) for 2007 of 5.4 turns increased from 5.2 turns in 2006 primarily due to initiatives focused on improved inventory turns. Accounts receivable days sales outstanding deteriorated slightly, although this was due in part to acquisitions closing in December and the increased sales outside of the U.S. where commercial terms are generally longer.

Cooper's operating working capital increased $78.6 million during 2006. The increase included a $53.6 million increase in receivables and a $68.9 million increase in inventories, partially offset by a $43.9 million increase in accounts payable, which were driven primarily by increased sales volume and actions to improve customer service, as well as working capital increases from completed acquisitions. The increase in inventories was partially offset by a $6.9 million increase in the allowance for excess and obsolete inventories. Operating working capital turnover (defined as annualized revenues divided by average operating working capital) for 2006 of 5.2 turns increased from 4.9 turns in 2005 primarily due to initiatives focused on reducing days sales outstanding and improved payables management. Inventory turns remained flat with 2005, as the company maintained focus on improving customer service.

Cash Flows

Net cash provided by operating activities was $896.4 million during 2008. Cash provided by operating activities in 2008 includes the $141 million payment from the Federal-Mogul bankruptcy estate partially offset by $60 million of voluntary contributions to the U.S. defined benefit pension plans as well as the related tax affect of these items. The cash from operating activities, plus $297.5 million of net proceeds from issuances of debt, $290.1 million of proceeds from cash previously restricted, $65.7 million from redemption of short-term investments, and $17.1 million of cash received from stock option exercises, was primarily used to fund capital expenditures of $137.0 million, acquisitions of $297.0 million, dividends of $170.3 million, debt repayments of $397.2 million and share purchases of $517.2 million.

Net cash provided by operating activities was $795.3 million during 2007. This cash, plus an additional $190.7 million of cash and cash equivalents, net debt proceeds of $251.3 million, and $68.3 million of cash received from employee stock option exercise activity were primarily used to fund capital expenditures of $115.5 million, acquisitions of $336.1 million, dividends of $154.3 million, share purchases of $343.9 million, and $93.7 million in investments. In addition, Cooper used $290.1 million to fund a binding offer for all outstanding shares of MTL Instruments Group plc, a publicly-traded company based in the United Kingdom that is expected to close in the first quarter of 2008.

Net cash provided by operating activities was $601.4 million during 2006. This cash, plus an additional $29.3 million of cash and cash equivalents and $89.2 million of cash received from employee stock option exercise activity were primarily used to fund capital expenditures of $85.3 million, acquisitions of $280.4 million, dividends of $137.0 million and share purchases of $264.2 million.

As discussed in Note 16 of the Notes to the Consolidated Financial Statements, on September 30, 2008, the Bankruptcy Court denied the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust. As a result, Cooper received in October 2008 the $141 million payment, including interest, from the Federal-Mogul bankruptcy estate as provided in the previously approved Plan B settlement. Cooper anticipates that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will average in the range of $20 to $30 million, although amounts will vary as the amount of the actual annual net cash outlay is not reasonably predictable.

Historically, Cooper has relied on the commercial paper markets to fund its operations. Although recent distress in the financial markets has not had a significant impact on Cooper's financial position or liquidity as of the date of this filing in 2009, management continues to monitor the financial markets and general global economic conditions. If further changes in financial markets or other areas of the economy adversely affect Cooper's access to the commercial paper markets, Cooper would expect to rely on available cash to provide short-term funding.

Cooper's financial position and liquidity remained strong through the end of 2008 as the global economic slowdown continued to deepen. It is likely that most markets that Cooper services will experience declines over the next twelve months. While the length and depth of the recession are not predictable, Cooper is proactively adjusting our cost structure. In this regard, in the fourth quarter of 2008, Cooper implemented contingency plans to reduce our cost structure and recognized a restructuring charge of $35.7 million primarily related to reductions in our workforce in excess of 2,200 employees. Cooper anticipates that the fourth quarter 2008 restructuring activities related to reductions in the workforce, contract terminations, and other exit costs and the related cash payments will be substantially completed in the first half of 2009. At December 31, 2008, Cooper had a $29.7 million accrual related to these activities. Cash flows from operating activities for the year ended December 31, 2008 is reduced by the amounts expended on the accruals established in connection with the restructuring actions. See Note 2 of the Notes to the Consolidated Financial Statements for further information.

The deterioration in the securities markets in 2008 impacted the value of the assets included in Cooper's defined benefit pension plans ("Plans"). In December 2008, Cooper made voluntary cash contributions of $60 million to the Plans. The decline in fair value of the Plans, as partially offset by the cash contributions and the actuarial change in the benefit obligations has been reflected in the accompanying consolidated financial statements as of and for the year ended December 31, 2008 based on the provisions of SFAS No. 158. The decline in fair value of the Plans' assets and other actuarial changes will result in an increase to total pension costs for 2009 of approximately $18.5 million as compared to total pension costs in 2008. During 2009, Cooper expects to pay in cash approximately $7.4 million for payment of unfunded pension plan benefits and make approximately $2.5 million in employer contributions to certain international funded defined benefit pension plans. Cooper does not expect to have any minimum regulatory funding requirement for its domestic funded defined benefit pension plans in 2009.

Cooper has $275 million of long-term debt that matures in November 2009. Cooper currently anticipates that it will annually generate in excess of $500 million in cash flow available for acquisitions, debt repayment, dividends and common stock repurchases in 2009.

Debt

At December 31, 2008 and 2007, Cooper had cash and cash equivalents of $258.8 million and $232.8 million, respectively and short-term investments of $21.9 million and $93.7 million, respectively. At December 31, 2008 and 2007, Cooper had short-term debt of $25.6 million and $256.1 million, respectively, including commercial paper of $228.7 million at December 31, 2007. Cooper had no commercial paper outstanding at December 31, 2008.

Cooper's practice is to back up its short-term debt with a combination of cash, cash equivalents, and committed credit facilities. At December 31, 2008 and 2007, Cooper had $522 million of committed credit facilities, $22 million of which matures in March 2009 and $500 million of which matures in November 2009. Short-term debt, to the extent not backed up by cash or short-term investments, reduces the amount of additional liquidity provided by the committed credit facilities.

The credit facility agreements are not subject to termination based on a decrease in Cooper's debt ratings or a material adverse change clause. The principal financial covenants in the agreements limit Cooper's debt-to-total capitalization ratio to 60% and require Cooper to maintain a minimum earnings before interest expense, income taxes, depreciation and amortization to interest ratio of 3 to 1. Cooper is in compliance with all covenants set forth in the credit facility agreements.

Cooper is currently negotiating to renew its $500 million committed credit facility that matures in November 2009 and anticipates that it will have a new facility in place in the first half of 2009. However, there can be no assurance that a new facility will be negotiated in that time, or at all, and it is likely that the terms of a new facility will not be as attractive as in the existing facility that expires in November 2009.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed credit facilities to provide short-term funding. The committed credit facilities do not contain any provision that make their availability to Cooper dependent on Cooper's credit ratings.

The distress in the financial markets since September 2008 could result in the commercial paper markets not being conducive to the issuance of commercial paper or, if issued, the commercial paper may not be at reasonably attractive interest rates. See further discussion above under Cash Flows.

On November 8, 2005, Cooper US, Inc., a subsidiary of Cooper, issued $325 million of 5.25% senior unsecured notes that mature on November 15, 2012. Payment of the notes is guaranteed by Cooper and certain of its subsidiaries. Proceeds of the notes were swapped with cross-currency interest-rate swaps to €272.6 million, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55%. The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

Cooper's $300 million, 5.25% senior unsecured notes, which were issued in June 2002, matured in July 2007. On June 18, 2007, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of senior unsecured notes due in 2017. The fixed rate notes have an interest coupon of 6.10% and are guaranteed by Cooper and certain of its principal operating subsidiaries. Proceeds from the financing were used to repay the maturing 5.25% notes. Combined with interest rate hedges implemented in anticipation of the offering, the 6.10% notes will have an effective annual cost to Cooper of 5.75 %.

On March 27, 2008, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of senior unsecured notes due in 2015. The fixed rate notes have an interest coupon of 5.45% and are guaranteed by Cooper and certain of its principal operating subsidiaries. Proceeds from the financing were used to repay outstanding commercial paper. Combined with the debt issuance discount, underwriting commissions and interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.56%.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Cooper executes stand-by letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $107.9 million and $99.5 million at December 31, 2008 and 2007, respectively. Eighty percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

The following table summarizes Cooper's contractual obligations at December 31, 2008 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

	Payments Due				
Contractual Obligations:	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
			(in millions)		
Long-Term Debt	$ 1,207.5	$ 275.0	$ 2.3	$ 324.3	$ 605.9
Short-Term Debt	25.6	25.6	-	-	-
Interest Payments on Long-Term Debt	354.8	67.2	103.5	86.4	97.7
Noncancellable Operating Leases	124.1	32.0	47.1	21.0	24.0
Purchase Obligations	350.8	347.9	2.9	-	-
Other Long-Term Liabilities (1), (2)	289.0	20.3	39.1	37.8	191.8
	$ 2,351.8	$ 768.0	$ 194.9	$ 469.5	$ 919.4

(1) Includes unfunded other postretirement benefit obligations, unfunded defined benefit pension plan liabilities, other postemployment benefit liabilities and environmental liabilities. Also includes liabilities for underfunded U.S. and non-U.S. defined benefit pension plans.

(2) Due to uncertainty with respect to the timing of future cash flows associated with Cooper's unrecognized tax benefits at December 31, 2008, Cooper is unable to make reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $34.5 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

Capitalization

On February 12, 2008, Cooper's Board of Directors authorized the purchase of up to ten million shares of common stock. At December 31, 2008, 3,029,435 shares remained available to purchase under the authorization. On February 9, 2009, Cooper's Board of Directors increased the share repurchase authorization by ten million shares. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans. Cooper may continue to repurchase shares under these authorizations from time to time during 2009. The decision whether to do so will be dependent on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

Cooper targets a 30% to 40% debt-to-total capitalization ratio. Excess cash flows are utilized to fund acquisitions or to purchase shares of Cooper common stock. At December 31, 2008, 2007 and 2006, Cooper's debt-to-total capitalization ratio was 32.1%, 30.8% and 28.9%, respectively.

On February 12, 2008, Cooper announced that the Board of Directors approved an increase in the annual dividend rate of Cooper's common stock by $.16 per share to $1.00 per share. On February 14, 2007, Cooper announced that the Board of Directors approved a two-for-one stock split of Cooper common stock and increased the annual dividend rate of Cooper's common stock by $.10 cents per share to $.84 per share. The record date for the stock split was February 28, 2007 and the distribution date was March 15, 2007. All share and per share information presented in this Form 10-K has been retroactively restated to reflect the effect of the stock split.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity were $137 million in 2008, $116 million in 2007, and $85 million in 2006. Capital expenditures are projected to be approximately $110 to $120 million in 2009. Projected expenditures for 2009 will focus on capacity expansions in key markets, development of new products and cost reduction programs.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

Interest Rate, Currency and Commodity Price Risk

Changes in interest rates, currency exchange rates and commodity prices affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2008 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows by expected maturity dates and weighted average interest rates in effect during the periods presented.

	2009	2010	2011	2012	2013	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 275.0	$ 2.3	$ -	$ 325.0	$ -	$ 600.0	$ 1,202.3
Average interest-rate	5.6%	5.7%	5.7%	5.7%	5.8%	5.8%	5.6%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%
Cross-currency swaps:							
Fixed to fixed:							
Notional amount [(1)]	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ -	$ -	$ 325.0
Average pay-rate	3.5%	3.5%	3.5%	3.5%	-	-	3.5%
Average receive-rate	5.2%	5.2%	5.2%	5.2%	-	-	5.2%

(1) Cooper entered into cross-currency swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to Euro 272.6 million with an annual interest rate of 3.55%.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2007 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows by expected maturity dates and weighted average interest rates.

	2008	2009	2010	2011	2012	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 100.1	$ 275.2	$ 2.3	$ -	$ 325.0	$ 300.3	$ 1,002.9
Average interest-rate	5.7%	5.6%	5.7%	5.7%	5.7%	6.1%	5.7%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Cross-currency swaps:							
Fixed to fixed:							
Notional amount [(1)]	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ -	$ 325.0
Average pay-rate	3.5%	3.5%	3.5%	3.5%	3.5%	-	3.5%
Average receive-rate	5.2%	5.2%	5.2%	5.2%	5.2%	-	5.2%

(1) Cooper entered into cross-currency swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to Euro 272.6 million with an annual interest rate of 3.55%.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2008. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	Mature in 2009	Mature in 2010 – 2011	Mature in 2012
	(in millions, where applicable)		
U.S. Dollar Functional Currency			
Buy U.S. Dollars / Sell Great Britain Pounds			
Notional amount	$ 111.5	$ 48.4	$ 328.8
Average contract rate	1.648	1.921	1.909
U.S. Dollar Functional Currency			
Buy Great Britain Pounds / Sell U.S. Dollars			
Notional amount	$ 11.9	$ 23.5	$ 159.0
Average contract rate	1.894	1.864	1.847
U.S. Dollar Functional Currency			
Buy Euro / Sell U.S. Dollars			
Notional amount	$ 148.9	-	-
Average contract rate	1.286	-	-
Euro Functional Currency			
Buy Euro / Sell Great Britain Pounds			
Notional amount	$ 49.8	-	-
Average contract rate	1.209	-	-
U.S. Dollar Functional Currency			
Buy Mexican Pesos / Sell U.S. Dollars			
Notional amount	$ 44.7	-	-
Average contract rate	.079	-	-
U.S. Dollar Functional Currency			
Buy Singapore Dollars / Sell U.S. Dollars			
Notional amount	$ 22.5	-	-
Average contract rate	.675	-	-
Australian Dollar Functional Currency			
Buy Australian Dollars / Sell Great Britain Pounds			
Notional amount	$ 13.5	-	-
Average contract rate	1.122	-	-

Changes in availability and fluctuations in commodity prices for raw materials such as steel, copper, aluminum and zinc affect Cooper's earnings and cash flows. Cooper primarily manages this exposure through price changes; however, in periods of significant increases in commodity prices, the price increases in certain businesses, on occasion, lag the increased costs. Cooper also uses commodity swaps to reduce the volatility of price fluctuations on a portion of certain forecasted material purchases for copper, aluminum and zinc for periods up to eighteen months. At December 31, 2008, Cooper had commodity swaps with a notional amount of approximately $68 million, 90% of which mature in 2009. At December 31, 2007, Cooper had commodity swaps with a notional amount of approximately $57 million, all of which matured in 2008.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2007. The contracts related to funding of the MTL tender offer were excluded due to the very short terms of those contracts. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	Mature in 2008	Mature in 2009 – 2010	Mature in 2011 – 2012
	(in millions, where applicable)		
U.S. Dollar Functional Currency			
Buy U.S. Dollars / Sell Great Britain Pounds			
Notional amount	$ 13.3	$ 25.1	$ 182.2
Average contract rate	2.021	1.990	1.972
Canadian Dollar Functional Currency			
Buy U.S. Dollars / Sell Canadian Dollars			
Notional amount	$ 91.5	-	-
Average contract rate	1.030	-	-
U.S. Dollar Functional Currency			
Buy Euro / Sell U.S. Dollars			
Notional amount	$ 88.8	-	-
Average contract rate	1.440	-	-
U.S. Dollar Functional Currency			
Buy Mexican Pesos / Sell U.S. Dollars			
Notional amount	$ 26.5	-	-
Average contract rate	.0884	-	-
Euro Functional Currency			
Buy Euro / Sell U.S. Dollars			
Notional amount	$ 18.5	-	-
Average contract rate	1.467	-	-
U.S. Dollar Functional Currency			
Buy U.S. Dollars / Sell Euro			
Notional amount	$ 10.7	-	-
Average contract rate	1.408	-	-
Great Britain Pound Functional Currency			
Buy Great Britain Pounds / Sell U.S. Dollars			
Notional amount	$ 14.5	-	-
Average contract rate	2.007	-	-
U.S. Dollar Functional Currency			
Buy Great Britain Pounds / Sell U.S. Dollars			
Notional amount	$ 10.6	-	-
Average contract rate	1.998	-	-

See Note 17 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-49 hereof. (See Item 15 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective, at the reasonable assurance level, in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and are effective, at the reasonable assurance level, in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth under the captions "Election of Directors", "Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Corporate Governance" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2009 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" and "Directors' Compensation" in the Proxy Statement and, except as specified in the following sentence, is incorporated herein by reference.

Information in Coopers' Proxy Statement not deemed to be "soliciting material" or "filed" with the Commission under its rules, including the Compensation Committee Report, is not deemed to be incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth under the captions "Cooper Stock Ownership of Certain Beneficial Owners", "Securities Ownership of Officers and Directors" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is set forth under the caption "Transactions with Related Persons" and "Corporate Governance-Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the caption "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements and Other Financial Data.*

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

2.0 Agreement and Plan of Merger among Cooper Industries, Inc., Cooper Mergerco, Inc. and Cooper Industries, Ltd. (incorporated by reference to Annex I to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.1 Memorandum of Association of Cooper Industries, Ltd. (incorporated by reference to Annex II to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.2 Amended and Restated Bye-Laws of Cooper Industries, Ltd. (incorporated by reference to Annex III to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.3 Amendment to Bye-Laws of Cooper Industries, Ltd. (incorporated by reference to Appendix A to Cooper's Definitive Proxy Statement on Schedule 14A filed March 14, 2007).

4.1 Amended and Restated Rights Agreement dated as of August 3, 2007 between Cooper Industries, Ltd. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Cooper's Amendment No. 1 to Registration Statement on Form 8-A, Registration No. 001-31330).

4.2 Amended and Restated Voting Agreement between Cooper Industries, Ltd., Cooper Industries, Inc. and Cooper Bermuda Investments Ltd. (incorporated by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2004).

4.3 Indenture dated as of January 15, 1990, between Cooper Industries, Inc. and The Chase Manhattan Bank (National Association), as Trustee (incorporated by reference to Exhibit 4(a) to Cooper's Registration Statement on Form S-3, Registration No. 33-33011).

4.4 First Supplemental Indenture dated as of May 15, 2002 between Cooper Industries, Inc. and JPMorgan Chase Bank, N.A., as successor Trustee to The Chase Manhattan Bank (National Association) (incorporated by reference to Exhibit 4.3 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.5 Second Supplemental Indenture dated as of June 21, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.6 Third Supplemental Indenture dated as of October 28, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

4.7 Fourth Supplemental Indenture dated as of January 1, 2005 among Cooper Industries, LLC, Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2005).

4.8 Indenture dated as of November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K filed November 9, 2005).

4.9 Registration Rights Agreement dated November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors, and Banc of America Securities LLC and Citigroup Global Markets, Inc. as representatives of several initial purchasers of

$325 million aggregate principal amount of debt securities (incorporated by reference to Exhibit 4.2 to Cooper's Form 8-K filed November 9, 2005).

4.10 Form of Indenture among Cooper US, Inc., Cooper Industries, Ltd. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K dated June 13, 2007).

4.11 Form of First Supplemental Indenture among Cooper US, Inc., Cooper Industries, Ltd., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 to Cooper's Form 8-K dated June 13, 2007).

4.12 Form of Second Supplemental Indenture among Cooper US, Inc. Cooper Industries, Ltd., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K dated March 24, 2008).

10.1 Cooper Industries, Ltd. Directors Deferred Compensation Plan (as Amended and Restated as of November 4, 2008).

10.2 Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-K for the year ended December 31, 1997).

10.3 Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.4 First Amendment to Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.6 to Cooper's Form 10-K for the year ended December 31, 2003).

10.5 Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.6 First, Second and Third Amendments to Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.8 to Cooper's Form 10-K for the year ended December 31, 2003).

10.7 Cooper US, Inc. Supplemental Executive Retirement Plan.

10.8 Cooper US, Inc. Base Salary Deferral Plan.

10.9 Cooper Industries Amended and Restated Management Annual Incentive Plan (as Amended and Restated for Non-Deferral Terms as of February 13, 2006) (as Amended and Restated in connection with Section 409A effective January 1, 2005).

10.10 Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 1997).

10.11 Third and Fourth Amendments to Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.10 to Cooper's Form 10-K for the year ended December 31, 2003).

10.12 Management Incentive Compensation Deferral Plan Post–2004 Part (Effective January 1, 2005).

10.13 Cooper Industries Amended and Restated Stock Incentive Plan (as Amended and Restated for Non-Deferral Terms as of February 12, 2008) (as Amended and Restated in connection with Section 409A as of January 1, 2005).

10.14 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Cooper's Form 10-K for the year ended December 31, 2003).

10.15 Form of Nonqualified Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Cooper's Form 10-K for the year ended December 31, 2003).

10.16 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2006 to December 31, 2008 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2006).

10.17 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2007 to December 31, 2009 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2007).

10.18 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2008 to December 31, 2010 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2008).

10.19 Form of Cooper US Restricted Stock Agreement.

10.20 Amended and Restated Cooper Industries, Ltd. Directors' Stock Plan (as Amended and Restated as of November 4, 2008) (Amendments in connection with Section 409A of the Code effective January 1, 2005).

10.21 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 1997).

10.22 Cooper Industries, Ltd. Amended and Restated Directors' Retainer Fee Stock Plan (as Amended and Restated as of November 4, 2008) (Amendments in connection with Section 409A of the Code effective January 1, 2005).

10.23 Form of Management Continuity Agreement between Cooper Industries, Ltd. and key management personnel (as amended pursuant to Section 409A of the Code).

10.24 Form of Indemnification Agreement between Cooper Industries, Ltd. and key management personnel (incorporated by reference to Exhibit 10.23 to Cooper's Form 10-K for the year ended December 31, 2003).

10.25 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.26 Term Sheet Pneumo Abex Settlement Plan A and Plan B dated as of July 6, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul

Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc. (incorporated by reference to Exhibit 99.1 to Cooper's Form 8-K dated July 20, 2006).

10.27 Plan B Settlement Agreement dated as of September 18, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc. (incorporated by reference to Exhibit 10.28 to Cooper's Form 10-K for the year ended December 31, 2006).

10.28 Cooper (UK 2002) Employee Share Purchase Plan (incorporated by reference to Exhibit 10.25 to Cooper's Form 10-K for the year ended December 31, 2003).

10.29 Five-Year Credit Agreement dated November 3, 2004 among Cooper Industries, Ltd., Cooper US, Inc. and the banks named therein (incorporated by reference to Exhibit 10.25 of Cooper's Form 10-K for the year ended December 31, 2004).

10.30 Form of Executive Employment Agreement for employees who receive stock option and performance share awards (incorporated by reference to Exhibit 10.1 to Cooper's Form 8-K dated March 17, 2006).

12.0 Computation of Ratios of Earnings to Fixed Charges for the Calendar years 2004 through 2008.

21.0 List of Cooper Industries, Ltd. Subsidiaries.

23.0 Consent of Ernst & Young LLP.

24.0 Powers of Attorney from members of the Board of Directors of Cooper Industries, Ltd.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries, Ltd.
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES, LTD.

Date: February 20, 2009

By: /s/ Kirk S. Hachigian
Kirk S. Hachigian, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kirk S. Hachigian Kirk S. Hachigian	Chairman, President and Chief Executive Officer	February 20, 2009
/s/ Terry A. Klebe Terry A. Klebe	Senior Vice President and Chief Financial Officer	February 20, 2009
/s/ Rick L. Johnson Rick L. Johnson	Vice President, Controller and Chief Accounting Officer	February 20, 2009
*STEPHEN G. BUTLER Stephen G. Butler	Director	February 20, 2009
*ROBERT M. DEVLIN Robert M. Devlin	Director	February 20, 2009
*IVOR J. EVANS Ivor J. Evans	Director	February 20, 2009
*LINDA A. HILL Linda A. Hill	Director	February 20, 2009
*LAWRENCE D. KINGSLEY Lawrence D. Kingsley	Director	February 20, 2009
*JAMES J. POSTL James J. Postl	Director	February 20, 2009
*DAN F. SMITH Dan F. Smith	Director	February 20, 2009
*GERALD B. SMITH Gerald B. Smith	Director	February 20, 2009
*MARK S. THOMPSON Mark S. Thompson	Director	February 20, 2009
*JAMES R. WILSON James R. Wilson	Director	February 20, 2009

* By: /s/ Bruce M. Taten
Bruce M. Taten, as Attorney-In-Fact
for each of the persons indicated

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

Cooper's independent registered public accounting firm has issued an audit report on Cooper's internal control over financial reporting. This report appears on Page F-2.

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Terry A. Klebe
Senior Vice President and Chief Financial Officer

Rick L. Johnson
Vice President, Controller and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cooper Industries, Ltd.

We have audited Cooper Industries, Ltd.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cooper Industries, Ltd.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cooper Industries, Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper Industries, Ltd. as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 20, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cooper Industries, Ltd.

We have audited the accompanying consolidated balance sheets of Cooper Industries, Ltd. ("the Company"), as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 on January 1, 2007 and Statement of Financial Accounting Standards No. 158 on December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 20, 2009

COOPER INDUSTRIES, LTD.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2008	2007	2006
	(in millions, except per share data)		
Revenues	$ 6,521.3	$ 5,903.1	$ 5,184.6
Cost of sales	4,396.7	3,970.0	3,521.5
Selling and administrative expenses	1,194.6	1,089.0	969.0
Restructuring and asset impairment charges	52.4	-	-
Operating earnings	877.6	844.1	694.1
Income from Belden agreement	-	33.1	5.1
Interest expense, net	70.4	51.0	51.5
Income from continuing operations before income taxes	807.2	826.2	647.7
Income taxes	191.6	133.9	163.4
Income from continuing operations	615.6	692.3	484.3
Income (charge) related to discontinued operations, net of income taxes	16.6	-	(20.3)
Net income	$ 632.2	$ 692.3	$ 464.0
Income per Common share			
Basic:			
Income from continuing operations	$ 3.54	$ 3.80	$ 2.64
Income (charge) from discontinued operations	.10	-	(.11)
Net income	$ 3.64	$ 3.80	$ 2.53
Diluted:			
Income from continuing operations	$ 3.51	$ 3.73	$ 2.58
Income (charge) from discontinued operations	.09	-	(.11)
Net income	$ 3.60	$ 3.73	$ 2.47
Cash dividends declared per Common share	$ 1.00	$ .84	$ .74

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2008	2007
ASSETS	(in millions)	
Cash and cash equivalents	$ 258.8	$ 232.8
Investments	21.9	93.7
Receivables	1,011.4	1,048.6
Inventories	641.8	643.7
Current discontinued operations receivable	17.5	-
Deferred income taxes and other current assets	246.5	284.2
Total current assets	2,197.9	2,303.0
Restricted cash	-	290.1
Property, plant and equipment, less accumulated depreciation	728.2	719.8
Goodwill	2,567.3	2,540.3
Long-term discontinued operations receivable	174.8	-
Deferred income taxes and other noncurrent assets	496.7	280.3
Total assets	$ 6,164.9	$ 6,133.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 25.6	$ 256.1
Accounts payable	492.5	533.1
Accrued liabilities	618.7	566.7
Current discontinued operations liability	50.4	179.1
Current maturities of long-term debt	275.0	100.1
Total current liabilities	1,462.2	1,635.1
Long-term debt	932.5	909.9
Postretirement benefits other than pensions	71.2	81.4
Long-term discontinued operations liability	764.7	330.0
Deferred income taxes and other long-term liabilities	326.9	335.2
Total liabilities	3,557.5	3,291.6
Common stock, $.01 par value	1.7	1.8
Capital in excess of par value	-	85.7
Retained earnings	2,935.4	2,835.1
Accumulated other nonowner changes in equity	(329.7)	(80.7)
Total shareholders' equity	2,607.4	2,841.9
Total liabilities and shareholders' equity	$ 6,164.9	$ 6,133.5

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Cash flows from operating activities:			
Net income	$ 632.2	$ 692.3	$ 464.0
Adjust: (income) charge related to discontinued operations	(16.6)	-	20.3
Income from continuing operations	615.6	692.3	484.3
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	143.1	118.2	111.7
Deferred income taxes	26.0	12.4	15.4
Excess tax benefits from stock options and awards	(10.2)	(25.8)	(26.8)
Restructuring and asset impairment charges	52.4	-	-
Changes in assets and liabilities: [(1)]			
Receivables	22.7	(66.1)	(16.1)
Inventories	16.6	27.3	(43.3)
Accounts payable and accrued liabilities	(80.4)	56.9	29.7
Discontinued operations assets and liabilities, net	139.7	(20.5)	(28.4)
Other assets and liabilities, net	(29.1)	0.6	74.9
Net cash provided by operating activities	896.4	795.3	601.4
Cash flows from investing activities:			
Short-term investments	65.7	(93.7)	-
Cash restricted for business acquisition	290.1	(290.1)	-
Capital expenditures	(137.0)	(115.5)	(85.3)
Cash paid for acquired businesses	(297.0)	(336.1)	(280.4)
Proceeds from sales of property, plant and equipment and other	1.8	1.8	18.9
Net cash used in investing activities	(76.4)	(833.6)	(346.8)
Cash flows from financing activities:			
Proceeds from issuances of debt	297.6	547.3	-
Debt issuance costs	(0.6)	(2.7)	-
Proceeds from debt derivatives	0.5	10.0	-
Repayments of debt	(397.2)	(303.3)	(14.8)
Dividends	(170.3)	(154.3)	(137.0)
Purchases of common shares	(517.2)	(343.9)	(264.2)
Excess tax benefits from stock options and awards	10.2	25.8	26.8
Proceeds from exercise of stock options and other	17.1	68.3	89.2
Net cash used in financing activities	(759.9)	(152.8)	(300.0)
Effect of exchange rate changes on cash and cash equivalents	(34.1)	0.4	16.1
Increase (decrease) in cash and cash equivalents	26.0	(190.7)	(29.3)
Cash and cash equivalents, beginning of year	232.8	423.5	452.8
Cash and cash equivalents, end of year	$ 258.8	$ 232.8	$ 423.5

(1) Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Accumulated Other Nonowner Changes in Equity	Total
			(in millions)		
Balance December 31, 2005	$ 0.9	$ 383.2	$ 1,997.4	$ (176.3)	$ 2,205.2
Net income			464.0		464.0
Translation adjustment				53.8	53.8
Change in fair value of derivatives				2.3	2.3
Net income and other nonowner changes in equity					520.1
Adjustment to initially apply SFAS No. 158				(8.2)	(8.2)
Common stock dividends			(137.0)		(137.0)
Stock-based compensation		27.5			27.5
Purchase of common shares		(264.2)			(264.2)
Stock issued under employee stock plans		130.3			130.3
Other activity		1.6			1.6
Balance December 31, 2006	0.9	278.4	2,324.4	(128.4)	2,475.3
Net income			692.3		692.3
Adjustment to initially apply FIN No. 48			(27.2)		(27.2)
Translation adjustment				20.3	20.3
Change in fair value of derivatives				17.7	17.7
Pension and postretirement benefits				9.7	9.7
Net income and other nonowner changes in equity					712.8
Common stock dividends			(154.4)		(154.4)
Stock-based compensation		38.8			38.8
Purchase of common shares		(343.9)			(343.9)
Stock issued under employee stock plans		111.5			111.5
Stock split	0.9	(0.9)			-
Other activity		1.8			1.8
Balance December 31, 2007	1.8	85.7	2,835.1	(80.7)	2,841.9
Net income			632.2		632.2
Pension and post retirement benefits				(88.6)	(88.6)
Translation adjustment				(136.0)	(136.0)
Change in fair value of derivatives				(24.4)	(24.4)
Net income and other nonowner changes in equity					383.2
Common stock dividends			(174.7)		(174.7)
Stock-based compensation		22.7			22.7
Purchase of common shares	(0.1)	(159.9)	(357.2)		(517.2)
Stock issued under employee stock plans		49.6			49.6
Other activity		1.9			1.9
Balance December 31, 2008	$ 1.7	$ -	$ 2,935.4	$ (329.7)	$ 2,607.4

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements of Cooper Industries, Ltd., a Bermuda company ("Cooper"), have been prepared in accordance with generally accepted accounting principles in the United States.

Principles of Consolidation: The consolidated financial statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate. As of December 31, 2008, Cooper has one insignificant investment accounted for under the equity method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash: For purposes of the consolidated balance sheets and statements of cash flows, Cooper recorded cash held at December 31, 2007 in an account for the irrevocable tender offer to purchase all outstanding shares of MTL Instruments Group plc, a publicly-traded company based in the United Kingdom, as restricted cash until consummation of the transaction in 2008.

Accounts Receivable: Cooper provides an allowance for doubtful trade accounts receivable, determined under the specific identification method. The allowance was $12.7 million and $11.6 million at December 31, 2008 and 2007, respectively.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 51% and 53% of inventories at December 31, 2008 and 2007, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method. Cooper records provisions for potential obsolete and excess inventories. See Note 4 of the Notes to the Consolidated Financial Statements.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

Goodwill: Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is subject to an annual impairment test. Cooper designated January 1 as the date of its annual goodwill impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. The first step of the SFAS No. 142 two-step goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. Fair value is determined primarily by estimating the present value of future cash flows. The second step compares the implied fair value of reporting unit goodwill to the carrying amount of the goodwill to measure the amount of impairment loss. Cooper has designated eight reporting units, consisting of seven units in the Electrical

Products reportable operating segment plus the Tools reportable operating segment. See Note 6 of the Notes to the Consolidated Financial Statements.

Revenue Recognition: Cooper recognizes revenues when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. The accrual for sales returns and other allowances was $89.8 million and $95.1 million at December 31, 2008 and 2007, respectively. Shipping and handling costs of $181.9 million, $174.3 million and $172.7 million in 2008, 2007 and 2006, respectively, are reported as a reduction of revenues in the consolidated income statements.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $141.8 million, $105.7 million and $83.5 million in 2008, 2007 and 2006, respectively.

Income Taxes: Cooper uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets or liabilities are determined based upon differences between the book basis of assets and liabilities and their respective tax basis as measured by the enacted tax rates that Cooper expects will be in effect when these differences reverse. In addition to estimating the future applicable tax rates, Cooper must also make certain assumptions regarding whether tax differences are permanent or temporary and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Cooper has established valuation allowances when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation: Financial statements for international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the exchange rates in effect during the respective period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded in accumulated other nonowner changes in equity. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

Impact of New Accounting Standards: In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (the "Interpretation"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a more-likely-than not recognition threshold that a tax position will be sustained upon examination and a measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Cooper adopted the provisions of the Interpretation on January 1, 2007. As a result of the implementation of the Interpretation, Cooper recognized a $27.2 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction of the January 1, 2007 beginning retained earnings balance.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing assets or liabilities and establishes a hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. On February 12, 2008, the FASB delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For Cooper, this action defers the effective date for those assets and liabilities until January 1, 2009. Cooper believes that the implementation of these deferred provisions will not have a material impact on its results of operations, financial position or cash flows. The implementation of SFAS No. 157 as of January 1, 2008 for assets and liabilities not subject to the deferral described above did not have a material impact on Cooper's results of operations, financial position or cash flows. See Note 17 of the Notes to the Consolidated Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure many eligible recognized financial assets and financial liabilities, financial instruments and certain other eligible items at fair value that are not otherwise required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For Cooper, the Statement was effective January 1, 2008. The implementation of SFAS No. 159 as of January 1, 2008 did not have any impact on the Cooper's results of operations, financial position or cash flows as Cooper did not elect to measure any eligible items at fair value that were not already required to be measured at fair value.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("SFAS No.141(R)"). SFAS No. 141(R) provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on Cooper. This Statement, together with the International Accounting Standards Board's ("IASB") IFRS 3, *Business Combinations*, completes a joint effort by the FASB and IASB to improve financial reporting about business combinations and promotes the international convergence of accounting standards. For Cooper, SFAS No. 141(R) applies prospectively to business combinations completed on or after January 1, 2009 and is not subject to early adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidating Financial Statements* ("SFAS No. 160"). SFAS No. 160 provides enhanced guidance related to the disclosure of information regarding noncontrolling interests in a subsidiary and their effect on Cooper. This Statement, together with the IASB's IAS 27, *Consolidated and Separate Financial Statements*, concludes a joint effort by the FASB and IASB to improve the accounting for and reporting of noncontrolling interests in consolidated financial statements and promotes international convergence of accounting standards. For Cooper, SFAS No. 160 is effective January 1, 2009. Cooper believes that the implementation of this Statement will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. For Cooper, SFAS No. 161 is effective January 1, 2009. Cooper believes that the implementation of this Statement will not have a material impact on the disclosures to its consolidated financial statements.

Reclassification

Certain amounts in the Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006 have been reclassified to conform to the 2008 presentation.

NOTE 2: RESTRUCTURING AND ASSET IMPAIRMENT

In the second quarter of 2008, Cooper recorded a $7.6 million restructuring charge for severance costs for downsizing a Tools segment international facility. This facility downsizing and related cash payments were substantially completed in 2008.

During the fourth quarter of 2008, Cooper committed to additional employment reductions to appropriately size Cooper's workforce to current and anticipated market conditions and downsize a domestic Tools segment manufacturing operation. These actions were taken as a part of Cooper management's ongoing assessment of its hourly and salary workforce and its required production capacity in consideration of current and anticipated market conditions and demand levels. Cooper recorded a $35.7 million charge in the fourth quarter of 2008 related to these actions, $25.5 million of which relates to the Electrical Products segment and $10.2 million relates to the Tools segment.

The following table reflects activity related to the fourth quarter 2008 restructuring charge.

	Involuntary Employee Termination Benefits		Contract Termination and Other Exit Costs
	Headcount	Dollars	
		($ in millions)	
2008 fourth quarter restructuring actions	2,244	$ 33.7	$ 2.0
Headcount reductions or costs incurred	(1,358)	(5.7)	(0.3)
Balance at December 31, 2008	886	$ 28.0	$ 1.7

A total of 1,314 hourly and 930 salaried positions are being eliminated as a result of the fourth quarter 2008 restructuring actions to reduce Cooper's workforce. The workforce reductions, contract termination and other exit costs and the related cash payments will be substantially completed in the first half of 2009.

In the fourth quarter of 2008, Cooper also recorded a non-cash impairment charge of $9.1 million related to an investment in a previously unconsolidated international joint venture in the Electrical Products segment. In December 2008, Cooper acquired a majority interest in the international joint venture and consolidated the joint venture's net assets of $4.6 million in the accompanying December 31, 2008 balance sheet. See Note 3 of the Notes to the Consolidated Financial Statements.

NOTE 3: ACQUISITIONS AND DIVESTITURES

Cooper completed numerous acquisitions during 2008 and 2007. These acquisitions were selected because of their strategic fit with existing Cooper businesses or were new strategic lines that were complementary to Cooper's operations. Cooper makes an initial allocation of the purchase price as of the date of acquisition, based on its understanding of the fair value of the assets and liabilities acquired. In the months after the closing of the transaction, Cooper obtains additional information about the assets and liabilities acquired in order to finalize the purchase price allocation.

Cooper completed four acquisitions during 2008. Approximately two-thirds of the revenues of these businesses are generated outside of the United States.

In February 2008, Cooper completed the acquisition of MTL Instruments Group plc ("MTL"). MTL is a leader in the development and supply of electronic instrumentation and protection equipment for use in hazardous environments. The total purchase price, including assumed debt, was approximately $325 million. The MTL acquisition resulted in the recognition of a preliminary estimate of goodwill of $194.4 million, primarily related to the future earnings and cash flow potential from MTL's worldwide customer base. The MTL acquisition is included in the Electrical Products segment.

Cooper acquired three additional companies during 2008 for total consideration of $28.6 million. The majority of the operations of these acquired businesses are related to the Electrical Products segment. In addition, Cooper acquired an additional 20% interest in a previously unconsolidated 50% owned international joint venture for total consideration of $0.5 million in December 2008. As a result, Cooper now consolidates the assets and liabilities of the venture in its consolidated balance sheet.

The following table summarizes the aggregate estimated preliminary fair values of the assets acquired and the liabilities assumed at the acquisition date for the acquisitions completed during 2008:

	MTL	Other	Total
		(in millions)	
Receivables	$ 45.2	$ 7.2	$ 52.4
Inventories	32.2	25.1	57.3
Property, plant and equipment	41.1	9.0	50.1
Goodwill	194.4	20.6	215.0
Other intangible assets	86.9	8.7	95.6
Accounts payable	(14.4)	(24.5)	(38.9)
Short-term debt	(56.6)	(11.1)	(67.7)
Other assets and liabilities, net	(71.0)	(5.9)	(76.9)
Net cash consideration	$ 257.8	$ 29.1	$ 286.9

Approximately $4 million of the $215.0 million of goodwill is expected to be deductible for tax purposes.

The transactions consummated during 2008 resulted in the preliminary recognition of $95.6 million in other intangible assets consisting primarily of customer relationships, technology and trademarks. All of the other intangibles are finite-lived intangible assets that are preliminarily expected to be amortized over periods of 10 to 25 years with a weighted average amortization period of approximately 20 years.

During 2007, Cooper completed thirteen acquisitions. Six of the acquisitions, representing approximately 28% of the cash consideration, were outside of the United States. All of the acquired businesses are included in the Electrical Products segment.

Total cash consideration was $346.2 million for the 2007 acquisitions, net of cash acquired, including acquisition costs. Of the total consideration paid for the 2007 acquisitions, $10.1 million was paid during 2008. The acquisitions resulted in the recognition of aggregate goodwill of $168.6 million.

The following table summarizes the aggregate estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for the acquisitions consummated during the year ended December 31, 2007 (in millions):

Receivables	$ 55.6
Inventories	45.2
Property, plant and equipment	41.7
Goodwill	168.6
Other intangible assets	152.4
Accounts payable	(36.5)
Other assets and liabilities, net	(80.8)
Net cash consideration	$ 346.2

Approximately $59 million of the $168.6 million of goodwill is expected to be deductible for tax purposes.

The transactions consummated during 2007 resulted in the recognition of $152.4 million in other intangible assets consisting primarily of customer relationships, technology and trademarks. Approximately $31.0 million were indefinite-lived intangible assets related to trademarks and the remainder is related to finite-lived intangible assets that will be amortized over periods of 1 to 30 years with a weighted average amortization period of approximately 17 years.

The results of operations of the acquisitions are included in the consolidated income statement since the respective acquisition dates. The unaudited pro-forma data for the years set forth below gives effect to the above noted acquisitions as if they had occurred at the beginning of the year. This data is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisitions been consummated as of that time (unaudited, in millions except per share amounts):

	2008	2007
Revenues	$ 6,550.4	$ 6,280.8
Income from continuing operations	$ 615.8	$ 688.0
Net income	$ 632.4	$ 688.0
Diluted earnings per share from continuing operations	$ 3.51	$ 3.71
Diluted earnings per share	$ 3.60	$ 3.71

NOTE 4: INVENTORIES

	December 31,	
	2008	2007
	(in millions)	
Raw materials	$ 239.3	$ 221.5
Work-in-process	163.2	178.8
Finished goods	405.0	396.2
Perishable tooling and supplies	13.9	15.0
	821.4	811.5
Allowance for excess and obsolete inventory	(77.0)	(77.9)
Excess of current standard costs over LIFO costs	(102.6)	(89.9)
Net inventories	$ 641.8	$ 643.7

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

	December 31, 2008	December 31, 2007
	(in millions)	
Land and land improvements	$ 71.6	$ 83.7
Buildings	545.9	506.5
Machinery and equipment	920.7	898.6
Tooling, dies and patterns.	299.3	293.1
All other	447.8	427.0
Construction in progress	59.8	59.3
	2,345.1	2,268.2
Accumulated depreciation	(1,616.9)	(1,548.4)
	$ 728.2	$ 719.8

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment, were as follows:

	Electrical Products	Tools	Total
		(in millions)	
Balance December 31, 2006	$ 2,033.3	$ 303.6	$ 2,336.9
Additions to goodwill	181.0	-	181.0
Translation adjustments	18.8	3.6	22.4
Balance December 31, 2007	2,233.1	307.2	2,540.3
Additions to goodwill	203.0	0.4	203.4
Translation adjustments	(170.2)	(6.2)	(176.4)
Balance December 31, 2008	$ 2,265.9	$ 301.4	$ 2,567.3

Under SFAS No. 142, goodwill is subject to an annual impairment test. See Note 1 of the Notes to the Consolidated Financial Statements. The results of step one of the goodwill impairment tests did not require the completion of step two of the test for any reporting unit in 2008.

Other intangible assets primarily consist of customer relationships, technology and trademarks. The gross carrying value of other intangible assets was $325.6 million and $217.0 million at December 31, 2008 and 2007, respectively. Accumulated amortization of other intangible assets was $41.9 million and $24.7 million at December 31, 2008 and 2007, respectively. Certain trademarks with a gross carrying value of approximately $57 million at December 31, 2008 are considered indefinite-lived intangibles and not subject to amortization. Other intangible assets are amortized over their estimated useful lives of periods from 1 to 30 years. Amortization expense of other intangible assets was $17.1 million in 2008, $9.1 million in 2007, and $4.1 million in 2006. Annual amortization expense, exclusive of businesses that may be acquired in 2009, is expected to be $17.2 million in 2009, $15.0 million in 2010, $15.0 million in 2011, $15.0 million in 2012 and $14.9 million in 2013.

NOTE 7: ACCRUED LIABILITIES

	December 31, 2008	December 31, 2007
	(in millions)	
Salaries, wages and employee benefit plans	$ 226.3	$ 234.8
Commissions and customer incentives	141.3	154.2
Product and environmental liability accruals	37.6	37.4
Restructuring liability accruals	29.7	-
Other (individual items less than 5% of total current liabilities)	183.8	140.3
	$ 618.7	$ 566.7

At December 31, 2008, Cooper had accruals of $21.4 million with respect to potential product liability claims and $29.4 million with respect to potential environmental liabilities, including $13.2 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $7.6 million of known claims with respect to ongoing operations, $1.6 million of known claims for previously divested operations and $12.2 million, which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2008 claims above $5.0 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $3.9 million related to sites owned by Cooper and $25.5 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

Cooper and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.

The U.S. Federal Government has enacted legislation intended to deny certain federal funding and government contracts to U.S. companies that reincorporate outside the United States, including Section 745 of the Consolidated Appropriations Act, 2008 (Public Law 110-161), Section 724(c) of the Transportation, Treasury, Housing and Urban Development, the Judiciary, and Independent Agencies Appropriations Act, 2006 (Public Law 109-115), and 6 U.S.C. 395(b) of The Homeland Security Act. The Company has self-reported to the Department of Defense certain transactions aggregating approximately $8 million with U.S. government entities which may be subject to the legislation. At the time of this filing, it is too early to determine whether any fines or penalties may be assessed against the Company.

NOTE 8: DEBT AND LEASE COMMITMENTS

	December 31, 2008	December 31, 2007
	(in millions)	
5.50% senior unsecured notes, due November 2009	$ 275.0	$ 275.0
5.25% senior unsecured notes, due November 2012	325.0	325.0
5.45% senior unsecured notes, due April 2015	300.0	-
6.10% senior unsecured notes, due July 2017	300.0	300.0
6.91% second series medium-term notes, due through 2010	2.3	2.3
6.38% third series medium-term notes, due through 2008	-	100.0
Other	5.2	7.7
Total long-term debt	1,207.5	1,010.0
Current maturities	(275.0)	(100.1)
Long-term portion	$ 932.5	$ 909.9

Cooper has a U.S. committed credit facility of $500 million, which matures in November 2009. At December 31, 2007, commercial paper borrowings of $228.7 million reduced the amount of availability provided by the committed credit facility with no commercial paper borrowings outstanding at December 31, 2008. Cooper also has a $22 million committed credit facility that matures in March 2009. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization and minimum earnings before interest, income taxes, depreciation and amortization to interest ratio. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

On March 27, 2008, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of senior unsecured notes due in 2015. The fixed rate notes have an interest coupon of 5.45% and are guaranteed by Cooper and certain of its principal operating subsidiaries. Proceeds from the financing were used to repay outstanding commercial paper. Combined with the debt issuance discount, underwriting commissions and interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.56%.

Cooper's $300 million, 5.25% senior unsecured notes, which were issued in June 2002, matured in July 2007. Interest-rate swaps that effectively converted this fixed-rate debt to variable-rate debt also matured at that time (see Note 17). On June 18, 2007, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of senior unsecured notes due in 2017. The fixed rate notes have an interest coupon of 6.10% and are guaranteed by Cooper and certain of its principal operating subsidiaries. Proceeds from the financing were used to repay the maturing 5.25% notes. Combined with interest rate hedges implemented in anticipation of the offering, the 6.10% notes will have an effective annual cost to Cooper of 5.75%.

On November 8, 2005, Cooper US, Inc., a subsidiary of Cooper, issued $325 million of 5.25% senior unsecured notes that mature on November 15, 2012. Payment of the notes is guaranteed by Cooper and certain of its subsidiaries. Proceeds of the notes were swapped to €272.6 million with cross-currency interest-rate swaps, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55% (see Note 17). The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

Maturities of long-term debt for the five years subsequent to December 31, 2008 are $275.0 million in 2009, $2.3 million in 2010, insignificant in 2011, $324.3 million in 2012, none in 2013 and $605.9 million thereafter. The future net minimum lease payments under capital leases are not significant.

Total interest paid during 2008, 2007 and 2006 was $70.8 million, $58.1 million and $57 million, respectively.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $42.2 million, $36.4 million and $33.3 million during 2008, 2007 and 2006, respectively.

At December 31, 2008, minimum annual rental commitments under noncancellable operating leases that have an initial or remaining lease term in excess of one year were $32.0 million in 2009, $28.3 million in 2010, $18.8 million in 2011, $12.3 million in 2012, $8.7 million in 2013 and $24.0 million thereafter.

NOTE 9: COMMON AND PREFERRED STOCK

On February 14, 2007, Cooper announced that the Board of Directors approved a two-for-one stock split of Cooper common stock. The record date for the stock split was February 28, 2007 and the distribution date was March 15, 2007. All share and per share information presented in this Form 10-K has been retroactively restated to reflect the effect of the stock split.

Cooper's authorized share capital is $7,600,000 consisting of 500,000,000 Class A common shares, par value of $.01 per share, 250,000,000 Class B common shares, par value $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares were outstanding at December 31, 2008, 2007 or 2006.

At December 31, 2008, 166,908,287 Class A common shares, $.01 par value were issued and outstanding (excluding the 37,362,915 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 179,453,923 Class A common shares, $.01 par value (excluding the

27,195,002 Class A common shares held by wholly-owned subsidiaries) at December 31, 2007. During 2008, Cooper issued 1,864,076 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2008, Cooper and its wholly-owned subsidiaries purchased 14,409,712 Class A common shares for $517.2 million under Cooper's share repurchase plan. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation. During 2008, 598,482 Class A common shares held by wholly-owned subsidiaries were issued in connection with employee incentive and benefit plans, leaving 37,362,915 Class A common shares held by wholly-owned subsidiaries at December 31, 2008.

On February 12, 2008, Cooper's Board of Directors authorized the purchase of ten million shares of common stock. As of December 31, 2008, 3,029,435 shares remain available to be repurchased under the authorization by the Board of Directors. On February 9, 2009, Cooper's Board of Directors increased the share repurchase authorization by ten million shares. Cooper may continue to repurchase shares under these authorizations from time to time during 2009. The decision whether to do so will be dependent on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

At December 31, 2007, 179,453,923 Class A common shares, $.01 par value were issued and outstanding (excluding the 27,195,002 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 182,282,042 Class A common shares, $.01 par value (excluding the 25,876,802 Class A common shares held by wholly-owned subsidiaries) at December 31, 2006. During 2007, Cooper issued 4,055,234 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2007, Cooper's wholly-owned subsidiaries purchased 6,883,353 Class A common shares for $343.9 million under Cooper's share repurchase plan. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation.

At December 31, 2006, 182,282,042 Class A common shares, $.01 par value were issued and outstanding (excluding the 25,876,802 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 183,113,138 Class A common shares, $.01 par value (excluding the 19,700,202 Class A common shares held by wholly-owned subsidiaries) at December 31, 2005. During 2006, Cooper issued 5,345,504 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2006, Cooper's wholly-owned subsidiaries purchased 6,176,600 Class A common shares for $264.2 million under Cooper's share repurchase plan. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation.

Certain wholly-owned subsidiaries own Cooper Class A common shares and a wholly-owned subsidiary owns all the issued and outstanding Cooper Class B common shares. The subsidiaries investments in the Class A and Class B common shares are accounted for as investments in the parent company that are eliminated in consolidation. The Class B common shares are not entitled to vote, except as to matters for which Bermuda law specifically requires voting rights for otherwise nonvoting shares. Cooper and its wholly-owned subsidiaries have entered into a voting agreement which provides that in those limited circumstances where the Class B common shares have the right to vote, Cooper's wholly-owned subsidiaries shall vote the Class B common shares and any Class A common shares that may be held by Cooper's wholly-owned subsidiaries in the same proportion as the holders of Class A common shares. If at any time a dividend is declared or paid on the Class A common shares, a like dividend shall be declared and paid on Class B common shares in an equal amount per share.

Under the terms of the Dividend Reinvestment Plan, any holder of common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in common stock without incurring any brokerage commissions or service charges. At December 31, 2008, Cooper had 22,325,667 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards, restricted stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

The Board of Directors adopted a Shareholder Rights Plan that authorized the issuance of one right for each common share outstanding on May 22, 2002. Each Right entitled the holder to buy one one-hundredth of a share of Series A Participating preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances common shares having a value of twice the purchase price. Each Right became exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights were scheduled to expire August 5, 2007.

On August 3, 2007, Cooper entered into an Amended and Restated Rights Agreement ("the Amended Rights Plan"). The Amended Rights Plan extends the final expiration of the Shareholder Rights Plan to August 1, 2017. In addition, the Amended Rights Plan increases the exercise price of each full Right from $225 to $600 (equivalent to $300 for each one-half of a Right, which is the fraction of a Right that is currently associated with each Class A common share following the two-for-one stock split effective March 2007); eliminates a ten-day window to redeem the Rights after a person has become an "Acquiring Person" (as defined in the Amended Rights Plan); adds a provision that allows the Board of Directors to exchange the outstanding and exercisable Rights for additional common shares (or, in certain situations, a number of Series A Participating Preferred Shares) at the rate of one common share per Right, at anytime after a person becomes an "Acquiring Person," and adds a provision clarifying that Cooper is allowed to lower the acquiror ownership threshold at which dilution is triggered to no less than 10% at anytime prior to the time any person becomes an "Acquiring Person."

On February 12, 2008, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by $.16 per share to $1.00. On February 14, 2007, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by $.10 per share to $.84.

NOTE 10: STOCK-BASED COMPENSATION

Effective January 1, 2006, Cooper adopted Statement of Financial Accounting Standards No. 123(R) using the modified prospective method. Recognition of compensation cost is based on the requirements of Statement 123(R) for all share-based payments granted after January 1, 2006. SFAS No. 123(R) requires recognizing stock-based compensation expense based on the fair value of the award at the grant date with expense recognized over the service period, which is usually the vesting period. Cooper uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees, as well as the straight-line recognition method for awards subject to graded vesting. The fair value of restricted stock and performance-based awards granted are measured at the market price on the grant date. Cooper recognizes an estimate for forfeitures of awards of stock options, performance-based shares and restricted stock units. These estimates are adjusted as actual forfeitures differ from the estimate.

Cooper has a share-based compensation plan known as the Amended and Restated Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options, performance-based share awards and restricted stock units. The Plan was updated in April 2008 to increase the number of authorized shares available under the Plan by 7 million, to extend the term of the Plan from November 7, 2010 to November 7, 2015 and for certain other matters. Since the original Plan's inception in 1996, the aggregate number of shares authorized under the Plan is 41 million. As of December 31, 2008, 8,313,211 shares were available for future grants under the Plan. Of the total shares available for future grants, 3,150,268 are available for grants of performance-based shares and restricted stock units. Activity for each of these stock-incentive awards is discussed in more detail below. Total compensation expense for all share-based compensation arrangements under the Plan was $23.1 million, $39.0 million and $29.1 million during the years ended December 31, 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements under the Plan was $7.8 million, $13.6 million and $10.3 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Stock Options

Stock option awards are granted with an exercise price no less than the market price of Cooper's stock at the date of grant. Stock option awards generally vest over a three-year period with one-third vesting in each successive year so that the option is fully exercisable after three years and generally have five-, seven- and ten-year contractual terms. Stock option awards provide that, upon a change in control in Cooper (as defined in the Plan), all options will be cancelled and Cooper will make a cash payment to the employee equal to the difference in the fair market value of Cooper Class A common shares (or the highest price actually paid for the stock in connection with the change in control, if higher) and the option price.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model using the assumptions noted in the following table. Expected volatility is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock, and other factors. Cooper believes that the resulting blended volatility represents a more accurate estimate of potential fluctuations in Cooper stock. Cooper uses historical data to estimate employee termination experience. The expected term of options granted is determined based on historical exercise behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007	2006
Expected volatility	23.75%	19.0%	18.0%
Expected dividends	2.26%	1.8%	1.8%
Expected term (in years)	4.5	4.5	4.5
Risk-free interest rate	2.6%	4.6%	4.6%

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2008	6,782,641	$ 34.80		
Granted	1,973,850	$ 43.90		
Exercised	(665,440)	$ 25.69		
Forfeited or expired	(441,711)	$ 43.95		
Outstanding at December 31, 2008	7,649,340	$ 37.41	4.1	$12.8
Vested or expected to vest at December 31, 2008	7,253,122	$ 37.03	3.6	$12.8
Exercisable at December 31, 2008	4,442,238	$ 32.20	3.1	$12.8

The weighted-average grant date fair values of options granted during the years ended December 31, 2008, 2007 and 2006 were $8.19, $9.50 and $8.03, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $12.7 million, $75.8 million and $81.5 million, respectively. Total stock options granted were 1,973,850 shares in 2008, 1,745,700 shares in 2007 and 1,647,200 shares in 2006.

As of December 31, 2008, total unrecognized compensation expense related to nonvested stock options was $15.7 million. This expense is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of stock options vested during the years ended December 31, 2008, 2007 and 2006 was $13.1 million, $12.5 million and $12.6 million, respectively.

Performance-Based Shares and Restricted Stock Units

Under the Plan, Cooper grants certain executives and other key employees performance-based share awards with vesting contingent upon meeting Company-wide performance goals, typically tied to cumulative compound growth in earnings per share over a defined multi-year performance period. Awards under the performance-based component of the Plan are typically arranged in levels, with increasing numbers of shares earned as higher levels of growth are achieved. In order to earn the performance shares, participants are generally required to remain actively employed by Cooper for the performance period. Under the Plan, Cooper also awards grants of restricted stock units to certain executives and other key employees in order to provide financial incentive to remain in the employ of Cooper, thereby enhancing management continuity. Cooper may also utilize restricted stock units for new executives and other key employees to replace equity compensation forfeited upon resignation from their former employer. Restricted stock units vest pursuant to time-based service conditions.

The fair value of each performance-based share and restricted stock unit was calculated at the market price on the date of grant. If goal-level assumptions are not met, compensation expense is adjusted and previously recognized compensation expense is reversed. During 2006, 2007 and through the third quarter of 2008, performance goals were assumed to be achieved at the maximum level. In the fourth quarter of 2008, Cooper revised its assumption to lower the performance goals assumed to be achieved to below the maximum level for performance awards granted in 2007 and 2008. The revised achievement levels assumed for the 2007 and 2008 performance award grants considers the past performance and current expectations of future performance in the respective three year performance period. As a result of lowering the performance goals assumed to be achieved, Cooper adjusted previously recognized stock compensation expense by reducing expense in the fourth quarter of 2008 by $11.3 million. Upon distribution of performance-based shares, Cooper also pays the recipient cash equal to the aggregate amount of cash dividends that the recipient would have received had they been the owner of record from the date of grant. Dividends on restricted stock units are payable on the dividend payment date or on the date when restrictions lapse, depending upon the specific award. For performance-based share and restricted stock unit awards, upon a change in control in Cooper (as defined in the Plan), all restrictions on those awards will lapse and shares shall be issued as otherwise provided in the Plan.

A summary of the status of Cooper's nonvested performance-based shares as of December 31, 2008 and changes during the year then ended is presented below:

Nonvested Performance-Based Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	1,518,094	$ 41.06
Granted	598,160	$ 43.87
Vested	(472,734)	$ 34.88
Forfeited	(183,120)	$ 43.99
Nonvested at December 31, 2008	1,460,400	$ 43.84

The weighted-average grant-date fair value of performance-based shares granted during the years ended December 31, 2008, 2007 and 2006 was $43.87, $46.01 and $41.55, respectively. The total intrinsic value of performance-based shares awarded during the years ended December 31, 2008, 2007 and 2006 was $17.5 million, $29.4 million and $27.2 million, respectively. Total performance-based shares vested in 2008 were 472,734 compared to 631,958 performance-based shares that vested in 2007.

As of December 31, 2008, total unrecognized compensation expense related to nonvested performance-based shares was $4.9 million. This expense is expected to be recognized over a weighted-average period of 1.0 years. The total fair value of performance-based shares vested during the year ended December 31, 2008 and 2007 was $16.5 million and $17.8 million, respectively.

A summary of the status of Cooper's nonvested restricted stock units as of December 31, 2008, and changes during the year then ended is presented below:

Nonvested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	488,250	$ 43.07
Granted	146,650	$ 41.74
Vested	(57,050)	$ 40.44
Forfeited	(71,750)	$ 43.95
Nonvested at December 31, 2008	506,100	$ 42.86

The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2008, 2007 and 2006 was $41.74, $46.78 and $43.67, respectively. Total restricted stock units granted were 146,650 in 2008, 282,900 in 2007 and 104,000 in 2006. The total intrinsic value of restricted stock units awarded during the years ended December 31, 2008, 2007 and 2006 was $4.3 million, $15.0 million and $4.7 million, respectively.

As of December 31, 2008, total unrecognized compensation expense related to nonvested restricted stock unit compensation arrangements was $12.9 million. This expense is expected to be recognized over a weighted-average period of 3.3 years. The total fair value of restricted stock units vested during the years ended December 31, 2008, 2007 and 2006 was $2.3 million, $1.9 million and $7.0 million, respectively.

Cash received from stock option exercises during the years ended December 31, 2008, 2007 and 2006 was $17.1 million, $68.3 million and $89.2 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $12.8 million, $36.4 million and $31.7 million, respectively, during the years ended December 31, 2008, 2007 and 2006. Cash used to settle equity instruments granted under all share-based payment arrangements during the years ended December 31, 2008, 2007 and 2006 was immaterial in all periods.

Cooper has a practice of repurchasing shares on the open market to satisfy shares issued for option exercises and share awards and expects to repurchase approximately one million shares during 2009, based on estimates of option exercises and share awards vesting for the year.

The impact of adopting Statement 123(R) on January 1, 2006, on Cooper's income from continuing operations before income taxes, net income and basic and diluted earnings per share during the year ended December 31, 2006 was immaterial.

NOTE 11: ACCUMULATED OTHER NONOWNER CHANGES IN EQUITY

	Pension and Postretirement Benefit Plans	Minimum Pension Liability	Derivative Instruments	Cumulative Translation Adjustment	Total
			(in millions)		
Balance December 31, 2005	$ -	$ (78.7)	$ 6.3	$ (103.9)	$ (176.3)
Current year activity	(86.9)	78.7	2.3	53.8	47.9
Balance December 31, 2006	(86.9)	-	8.6	(50.1)	(128.4)
Current year activity	9.7	-	17.7	20.3	47.7
Balance December 31, 2007	(77.2)	-	26.3	(29.8)	(80.7)
Current year activity	(88.6)	-	(24.4)	(136.0)	(249.0)
Balance December 31, 2008	$ (165.8)	$ -	$ 1.9	$ (165.8)	$ (329.7)

	2008			2007			2006		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
					(in millions)				
Pension and postretirement benefit plans	$ (143.9)	$ 55.3	$ (88.6)	$ 14.9	$ (5.2)	$ 9.7	$(142.0)	$ 55.1	$ (86.9)
Minimum pension liability adjustment	-	-	-	-	-	-	130.8	(52.1)	78.7
Change in fair value of derivatives	(33.2)	13.3	(19.9)	29.9	(12.0)	17.9	15.3	(6.1)	9.2
Reclassification to earnings	(7.5)	3.0	(4.5)	(0.4)	0.2	(0.2)	(11.4)	4.5	(6.9)
	(40.7)	16.3	(24.4)	29.5	(11.8)	17.7	3.9	(1.6)	2.3
Translation adjustment	(209.2)	73.2	(136.0)	31.3	(11.0)	20.3	82.8	(29.0)	53.8
Other nonowner changes in equity	$ (393.8)	$ 144.8	$ (249.0)	$ 75.7	$ (28.0)	$ 47.7	$ 75.5	$ (27.6)	$ 47.9

NOTE 12: INCOME TAXES

	Year Ended December 31,		
	2008	2007	2006
		($ in millions)	
Components of income from continuing operations before income taxes:			
U.S. operations	$ 325.3	$ 317.3	$ 234.0
Non-U.S. operations	481.9	508.9	413.7
Income from continuing operations before income taxes	$ 807.2	$ 826.2	$ 647.7
Components of income tax expense:			
Current:			
U.S. Federal	$ 75.6	$ 17.3	$ 67.6
U.S. state and local	11.7	10.1	11.6
Non-U.S.	78.3	94.1	68.8
	165.6	121.5	148.0
Deferred:			
U.S. Federal	11.8	10.7	21.1
U.S. state and local	4.9	8.7	2.0
Non-U.S.	9.3	(7.0)	(7.7)
	26.0	12.4	15.4
Income tax expense	$ 191.6	$ 133.9	$ 163.4
Total income taxes paid	$ 190.3	$ 158.4	$ 175.0
Effective tax rate reconciliation:			
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	1.8	2.0	1.8
Non-U.S. operations	(10.0)	(8.3)	(10.6)
Extraterritorial income exclusion	-	(1.9)	(0.3)
Tax credits	(0.4)	(0.4)	(0.5)
Audit settlements	(0.3)	(6.8)	-
Statute expirations	(1.7)	(2.0)	-
Other	(0.7)	(1.4)	(0.2)
Effective tax rate attributable to continuing operations	23.7%	16.2%	25.2%

	December 31, 2008	December 31, 2007
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 30.6	$ 45.2
Inventories	0.9	-
Accrued liabilities	418.9	340.5
Pension plans	43.5	19.1
Net operating loss carryforward	13.7	20.8
Other	70.3	-
Gross deferred tax assets	577.9	425.6
Valuation allowance	(36.3)	(7.7)
Total deferred tax assets	541.6	417.9
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(281.8)	(269.1)
Inventories	-	(3.7)
Pension plans	-	(12.2)
Other	(74.6)	(25.7)
Total deferred tax liabilities	(356.4)	(310.7)
Net deferred tax asset	$ 185.2	$ 107.2

	December 31, 2008	December 31, 2007
	(in millions)	
Deferred tax assets and liabilities recognized in the balance sheet consist of:		
Current deferred tax assets	$ 104.9	$ 193.2
Noncurrent deferred tax assets	80.3	-
Long-term deferred tax liabilities	-	(86.0)
	$ 185.2	$ 107.2

Generally, Cooper provides United States income tax that would be imposed on the repatriation of the earnings of its non-U.S. operations. However, as of December 31, 2008 and 2007, United States income taxes have not been provided on approximately $112 million and $99 million, respectively, of undistributed non-U.S. earnings that are expected to be permanently reinvested outside the United States.

The effective tax rate was 23.7% for the year ended December 31, 2008 and 16.2% for the year ended December 31, 2007. Cooper reduced income tax expense by $23.2 million during the year ended December 31, 2008 for discrete tax items primarily related to statute expirations, state tax settlements and foreign taxes. The 2007 effective tax rate was lower due to an $83.8 million reduction of income tax expense as discussed below and the benefit related to the income from the Belden agreement being taxed in a foreign jurisdiction at a significantly lower rate than the U.S. statutory rate. Excluding the discrete tax items and the income from the Belden agreement, Cooper's effective tax rate for the year ended December 31, 2008 and 2007 was 26.6% and 27.3%, respectively.

In June 2008, the German Tax Authorities issued a proposed audit finding related to a 2004 reorganization that was treated as a non-taxable event. Cooper believes that the reorganization was properly reflected on its German income tax returns in accordance with applicable tax laws and regulations in effect during the period involved. Cooper is preparing a response related to the proposed audit finding and will challenge the proposed finding vigorously. While the outcome of the proceedings with the German Tax Authorities cannot be predicted with certainty, management believes that it is more likely than not that its tax position related to the 2004 reorganization will prevail. If the proposed audit finding is upheld, it would require Cooper to pay German tax of approximately €58 million, which would be available for credit in the United States, plus accrued interest.

During the second quarter of 2008, the IRS completed their examination of Cooper's 2005 and 2006 Federal income tax returns, which had no material impact on Cooper's financial statements. During the fourth quarter of 2008, Cooper increased state deferred tax assets to reflect certain changes in the effective state tax rates with a corresponding increase to the state tax valuation allowance.

The 2007 second quarter included a $63.5 million reduction of income tax expense. The United States Internal Revenue Service ("IRS") challenged Cooper's treatment of gains and interest deductions claimed on its 2000 through 2003 federal income tax returns, relating to transactions involving government securities. If the proposed adjustments were upheld, it would have required Cooper to pay approximately $93.7 million in taxes plus accrued interest. During the second quarter of 2007, the IRS and Cooper finalized a settlement regarding these transactions.

On February 1, 2007, the IRS issued its examination report for the 2002 through 2004 tax years. In addition to the finding related to transactions involving government securities discussed above, the IRS challenged Cooper's treatment of certain interest payments made during these years to a subsidiary. If the proposed adjustments were upheld, it would have required Cooper to pay approximately $140 million of federal withholding tax plus accrued interest. On May 2, 2007, the IRS issued a letter to Cooper accepting Cooper's positions regarding treatment of these interest payments for the 2002 through 2004 years.

As a result of the settlements discussed above, Cooper recognized $55.7 million of previously unrecognized tax benefits in the 2007 second quarter. A change in rates for the Texas margin tax and other developments in the 2007 second quarter represented the remaining $7.8 million of income tax expense reduction.

The 2007 fourth quarter included a $20.3 million reduction of income taxes expense due to expiration of the statute of limitations regarding certain potential tax exposure matters, changes to the state and international valuation allowances and tax benefits related to certain international reorganizations.

The Internal Revenue Service is examining Cooper's 2007 Federal income tax return and Cooper is under examination by various United States State and Local taxing authorities, as well as various taxing authorities in other countries. Cooper is no longer subject to U.S. Federal income tax examinations by tax authorities for years prior to 2007, and with few exceptions, Cooper is no longer subject to State and Local, or non-U.S. income tax examinations by tax authorities for years before 1999. Cooper fully cooperates with all audits, but defends existing positions vigorously. These audits are in various stages of completion. To provide for potential tax exposures, Cooper maintains a liability for unrecognized tax benefits, which management believes is adequate. The results of future audit assessments, if any, could have a material effect on Cooper's cash flows as these audits are completed.

Cooper and its subsidiaries have both non-U.S. and United States State operating losses available to carry forward to future tax years. These losses generally have a carry forward period of either 15 or 20 years from the date created. If unused, the losses are set to expire throughout the period 2008 to 2026, with the most significant portion of these losses expiring during the period 2018 through 2022.

Cooper has unrecognized gross tax benefits of $34.5 million and $57.3 million at December 31, 2008 and 2007, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
	(in millions)	
Balance at January 1	$ 57.3	$ 113.7
Additions for tax positions of the current year	1.1	9.7
Reduction in tax positions for prior years	(6.7)	-
Reduction in tax positions for statute expirations	(15.1)	(20.7)
Reduction in tax positions for audit settlements	(2.1)	(45.4)
Balance at December 31	$ 34.5	$ 57.3

Approximately $25.9 million of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. Cooper believes it is reasonably possible that additional tax benefits in the range of approximately $1.0 to $5.0 million could be recognized during the next 12 months as audits close and statutes expire.

Cooper recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2008 and 2007, Cooper recognized a net reduction of $0.9 million and $5.8 million in interest and penalties, respectively. Cooper had $10.6 million and $11.5 million in interest and penalties accrued at December 31, 2008 and 2007, respectively.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired. The measurement date for all plan disclosures is December 31.

During June 2006, Cooper announced that, effective January 1, 2007, future benefit accruals would cease under the Cooper U. S. Salaried Pension Plan. Benefits earned through December 31, 2006 would remain in each participant's Salaried Pension Plan account. The account balance will continue to earn interest credits until a participant is eligible for and elects to receive the plan benefit. Cooper recognized a curtailment loss of $4.2 million in the second quarter of 2006 as a result of this action. Beginning in 2007, Cooper makes a cash contribution equal to 3% of compensation to the Cooper Retirement Savings and Stock-Ownership Plan ("CO-SAV"). Cooper further increased the company-matching contribution under the CO-SAV plan to a dollar-for-dollar match up to 6% of employee contributions. Cooper recognized a curtailment loss in the third quarter of 2008 as a result of ceasing future benefit accruals for two defined benefit plans in the U.K.

Cooper also announced the elimination of postretirement life insurance for active employees, effective January 1, 2007. As a result, Cooper recognized a curtailment gain of $3.2 million in the second quarter of 2006.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 738.8	$ 768.2	$ 93.1	$ 94.8
Service cost	4.3	4.0	-	0.1
Interest cost	43.9	41.4	5.2	5.2
Benefit payments	(51.5)	(54.0)	(8.4)	(8.2)
Actuarial (gain) loss	(47.2)	(29.6)	(7.8)	1.2
Exchange rate changes	(35.5)	11.0	-	-
Settlements	(3.7)	(5.0)	-	-
Curtailment	(4.1)	-	-	-
Amendments	-	0.5	-	-
Acquisitions	49.7	-	-	-
Other	1.4	2.3	-	-
Benefit obligation at December 31	696.1	738.8	82.1	93.1
Change in plan assets:				
Fair value of plan assets at January 1	651.6	666.7	-	-
Actual return on plan assets	(162.2)	32.2	-	-
Employer contributions	64.8	6.4	8.4	8.2
Benefit payments	(51.5)	(54.0)	(8.4)	(8.2)
Exchange rate changes	(31.3)	1.4	-	-
Settlements	-	(1.7)	-	-
Acquisitions	38.0	-	-	-
Other	1.2	0.6	-	-
Fair value of plan assets at December 31	510.6	651.6	-	-
Net amount recognized (funded status)	$ (185.5)	$ (87.2)	$ (82.1)	$ (93.1)

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Assets and liabilities recognized in the balance sheet consist of:				
Noncurrent assets	$ 7.0	$ 33.6	$ -	$ -
Accrued liabilities	(7.4)	(7.6)	(10.9)	(11.6)
Long-term liabilities	(185.1)	(113.2)	(71.2)	(81.5)
	$ (185.5)	$ (87.2)	$ (82.1)	$ (93.1)

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Amounts recognized in accumulated other nonowner changes in equity consist of:				
Net actuarial (gain) loss	$ 342.7	$ 196.0	$ (40.6)	$ (35.3)
Prior service cost	(17.8)	(16.3)	(13.5)	(15.5)
	$ 324.9	$ 179.7	$ (54.1)	$ (50.8)

The funded status of defined benefit pension plans segregated between plans with plan assets ("Funded Plans") and without plan assets ("Unfunded Plans") consist of:

	December 31, 2008		December 31, 2007	
	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans
	(in millions)			
Accumulated benefit obligation	$ 579.3	$ 108.7	$ 613.8	$ 114.3
Projected benefit obligation	$ 583.7	$ 112.4	$ 618.4	$ 120.4
Fair value of plan assets	510.6	-	651.6	-
Net amount recognized (funded status)	$ (73.1)	$ (112.4)	$ 33.2	$ (120.4)
% Funded	87.5%	-	105.4%	-

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $649.7 million, $641.5 million and $457.1 million, respectively as of December 31, 2008 and $131.3 million, $125.3 million and $10.6 million, respectively at December 31, 2007.

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
	(in millions)					
Components of net periodic benefit cost:						
Service cost	$ 4.3	$ 4.0	$ 16.7	$ -	$ 0.1	$ 0.1
Interest cost	43.9	41.4	41.4	5.2	5.2	5.6
Expected return on plan assets	(51.6)	(51.1)	(49.1)	-	-	-
Amortization of prior service cost	(2.5)	(2.1)	0.5	(2.0)	(2.0)	(2.0)
Recognized actuarial (gain) loss	9.7	10.9	13.2	(2.5)	(2.6)	(2.9)
Settlement loss	0.1	0.7	4.1	-	-	-
Curtailment (gain) loss	3.7	0.1	4.2	-	-	(3.2)
Net periodic benefit cost	$ 7.6	$ 3.9	$ 31.0	$ 0.7	$ 0.7	$ (2.4)

Net periodic benefit cost in 2009 is expected to be $26.1 million for pension benefits and $(0.4) million for other postretirement benefits. The estimated net loss and prior service cost credit for the defined benefit pension plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $22.6 million and $(2.6) million, respectively. The estimated net gain and prior service credit for the other postretirement plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $(3.2) million and $(2.0) million, respectively.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	6.00% - 6.25%	5.40% - 6.00%	6.25%	6.00%
Rate of compensation increase	2.75% - 3.50%	2.75% - 3.50%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
Weighted average assumptions used to determine net costs for the years ended December 31:				
Discount rate	5.40% - 6.00%	4.50% - 5.75%	6.00%	5.75%
Expected return on plan assets	6.00% - 8.25%	6.00% - 8.25%	-	-
Rate of compensation increase	2.75% - 3.50%	2.75% - 3.50%	-	-

	2008	2007
Assumed healthcare cost trend rates:		
Healthcare cost trend rate assumed for next year	9.00%	8.00%
Rate to which trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2012	2010

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:		
Effect on total of service and interest cost components	$ 0.3	$ (0.3)
Effect on the postretirement benefit obligation	$ 4.0	$ (3.6)

Defined benefit pension plan assets consist of:

	Percentage of Plan Assets at December 31,	
Asset Category	2008	2007
Equity Securities	60%	60%
Debt Securities	40%	40%
	100%	100%

Cooper's policy is to invest its pension assets in equity and fixed income investments with a target allocation of 60% and 40%, respectively. The plan investments are managed by outside investment advisors and include equity futures, other equity derivatives, fixed income futures and short to intermediate duration fixed income securities. The allocation of plan assets is determined based on plan liabilities and funded status.

Cooper's overall expected long-term rate of return on assets assumption is based upon (i) a long-term expected inflation rate, (ii) long-term expected stock and bond market risk premiums over the expected inflation rate, and (iii) a target allocation of equity and fixed income securities that will generate the overall expected long-term rate of return.

Estimated future benefit payments by Cooper's defined benefit pension plans for the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are $53.5 million in 2009, $52.1 million in 2010, $51.2 million in 2011, $53.3 million in 2012, $53.5 million in 2013 and $269.7 million for 2014 through 2018.

During 2009, Cooper expects to pay in cash approximately $7.4 million for payment of unfunded pension plan benefits and make approximately $2.5 million in employer contributions to certain international funded defined benefit pension plans. Cooper does not expect to have any minimum regulatory funding requirement for its domestic funded defined benefit pension plans in 2009. Other postretirement benefit plans are not subject to any minimum regulatory funding requirements. Cooper funds these benefits payments as incurred. Cooper participates in two multiple-employer benefit plans. Obligations under these plans are insignificant.

During 2008, 2007 and 2006, expense with respect to defined contribution plans (primarily related to various groups of hourly employees) totaled $10.6 million, $13.1 million and $18.3 million, respectively. See Note 14 of the Notes to the Consolidated Financial Statements regarding CO-SAV contributions.

NOTE 14: RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the CO-SAV plan, employee savings deferrals are partially matched with Cooper common stock. Compensation expense from the common stock matches for the CO-SAV plan was $29.8 million, $27.6 million and $20.1 million in 2008, 2007 and 2006, respectively.

Cooper also recognized defined contribution expense as the result of cash contributions to the CO-SAV plan of $16.4 million and $16.7 million in 2008 and 2007, respectively. Effective January 1, 2007, Cooper announced the cessation of future benefit accruals under the Cooper U.S. Salaried Pension Plan. Beginning in 2007, Cooper made a cash contribution to the CO-SAV plan of 3% of annual compensation for those employees previously covered under the U.S. Salaried Pension Plan. Cooper further increased the company-matching contribution under the CO-SAV plan to a dollar-for-dollar match up to 6% of employee contributions.

See Note 13 of the Notes to the Consolidated Financial Statements regarding changes in company contribution levels for the CO-SAV plan that became effective January 1, 2007.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, specialty connectors, wiring devices, plugs, receptacles, lighting fixtures and controls, hazardous duty electrical equipment, intrinsically safe explosion proof instrumentation, fuses, emergency lighting, fire detection and mass notification systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, energy automation solutions and other related power systems components.

The Tools segment manufactures, markets and sells hand tools for industrial, construction, electronics and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools, related electronics and software control and monitoring systems for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses is evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for the segments further allocates resources among the various division operating units that compose the segments and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			December 31,		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
					(in millions)				
Electrical Products	$ 5,755.7	$ 5,108.4	$ 4,426.0	$ 930.3	$ 848.2	$ 703.2	$ 4,626.8	$ 4,492.6	$ 3,960.8
Tools	765.6	794.7	758.6	81.1	94.0	85.6	619.0	689.5	686.6
Total management reporting	$ 6,521.3	$ 5,903.1	$ 5,184.6	1,011.4	942.2	788.8	5,245.8	5,182.1	4,647.4
Restructuring and asset impairment charges				(52.4)	-	-			
General Corporate expense				(81.4)	(98.1)	(94.7)			
Income from Belden agreement				-	33.1	5.1			
Operating earnings				877.6	877.2	699.2			
Interest expense, net				(70.4)	(51.0)	(51.5)			
Consolidated income from continuing operations before income taxes				$ 807.2	$ 826.2	$ 647.7			
Corporate assets							919.1	951.4	727.4
Consolidated assets							$ 6,164.9	$ 6,133.5	$ 5,374.8

	Electrical Products	Tools	Corporate	Consolidated Total
		(in millions)		
2008				
Depreciation and amortization..	$ 121.0	$ 20.0	$ 2.1	$ 143.1
Capital expenditures	108.0	10.6	18.4	137.0
2007				
Depreciation and amortization..	$ 97.4	$ 20.2	$ 0.6	$ 118.2
Capital expenditures	78.1	10.0	27.4	115.5
Investment in unconsolidated affiliates	19.5	-	-	19.5
2006				
Depreciation and amortization..	$ 90.4	$ 20.0	$ 1.3	$ 111.7
Capital expenditures	60.8	9.1	15.4	85.3
Investment in unconsolidated affiliates	21.3	-	-	21.3

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Revenues are generally denominated in the currency of the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2008	2007	2006	2008	2007	2006
			(in millions)			
United States	$ 4,480.6	$ 4,212.7	$ 3,781.1	$ 472.2	$ 509.3	$ 490.0
Germany	322.8	296.1	253.5	40.6	42.8	38.7
United Kingdom	403.8	368.4	305.3	80.1	48.6	41.1
Canada	284.0	241.2	226.3	5.1	4.3	0.7
Mexico	206.5	187.5	172.4	62.6	82.3	83.2
China	173.4	88.9	42.2	60.5	47.3	33.8
Other countries	650.2	508.3	403.8	48.5	53.6	46.4
	$ 6,521.3	$ 5,903.1	$ 5,184.6	$ 769.6	$ 788.2	$ 733.9

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2008	2007	2006
		(in millions)	
Electrical Products	$ 2,039.5	$ 1,646.1	$ 1,312.5
Tools	401.9	377.4	343.0
	$ 2,441.4	$ 2,023.5	$ 1,655.5

NOTE 16: DISCONTINUED OPERATIONS RECEIVABLE AND LIABILITY

Discontinued Operations Liability

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further below, on September 30, 2008, the Bankruptcy Court issued its final ruling denying Cooper's participation in the proposed Federal-Mogul 524(g) trust resulting in implementation of the previously approved Plan B Settlement. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2008, a total of 146,175 Abex Claims were filed, of which 122,487 claims have been resolved leaving 23,688 Abex Claims pending at December 31, 2008. During the year ended December 31, 2008, 2,641 claims were filed and 8,403 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $2,072 before insurance. A total of $147.7 million was spent on defense costs for the period August 28, 1998 through December 31, 2008. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims. However, insurance recovery is currently at a lower percentage (approximately 30%) due to exhaustion of primary layers of coverage and litigation with certain excess insurers.

2005 - 2007

In December 2005, Cooper reached an initial agreement in negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding Cooper's participation in Federal Mogul's proposed 524(g) asbestos trust. By participating in this trust, Cooper would have resolved its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval and certain other approvals. Future claims would have been resolved through the bankruptcy trust.

Although the final determination of whether Cooper would participate in the Federal-Mogul 524(g) trust was unknown, Cooper's management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a settlement approximating the December 2005 proposed settlement. Accordingly, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $526.3 million at December 31, 2005. The December 31, 2005 discontinued operations accrual included payments to a 524(g) trust over 25 years that were undiscounted, and included $215 million of insurance recoveries where insurance in place agreements, settlements or policy recoveries were probable.

Throughout 2006 and 2007, Cooper continued to believe that the most likely outcome in the range of potential outcomes was a revised settlement with Cooper resolving its asbestos obligations through participation in the proposed Federal-Mogul 524(g) trust. While the details of the proposed settlement agreement evolved during the on-going negotiations throughout 2006 and 2007, the underlying principles of the proposed settlement arrangements being negotiated principally included fixed payments to a 524(g) trust over 25 years that were subject to reduction for insurance proceeds received in the future.

As a result of the then current status of settlement negotiations, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006 to reflect the revised terms of the proposed settlement agreement at that time. The discontinued operations accrual was $509.1 million and $529.6 million as of December 31, 2007 and 2006, respectively, and included payments to a 524(g) trust over 25 years that were undiscounted, and included insurance recoveries of $230 million and $239 million, respectively, where insurance in place agreements, settlements or policy recoveries were probable.

The U.S. Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization on November 8, 2007, and the U.S. District Court for the District of Delaware affirmed the Bankruptcy Court's order on November 14, 2007. As part of its ruling, the Bankruptcy Court approved the Plan B Settlement between Cooper and Federal-Mogul, which would require payment of $138 million to Cooper in the event Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, or if Cooper elected not to participate or to pursue participation in the trust. The Bankruptcy Court stated that it would consider approving Cooper's participation in the Federal-Mogul 524(g) trust at a later time, and that its order confirming the plan of reorganization and approving the settlement between Cooper and Federal-Mogul did not preclude later approval of Cooper's participation in the 524(g) trust. Accordingly, in an effort to continue working towards approval of Cooper's participation in the trust and to address certain legal issues identified by the Court, Cooper, Pneumo-Abex, Federal-Mogul, and other plan supporters filed the Modified Plan A Settlement Documents on December 13, 2007. The Modified Plan A Settlement Documents would have required Cooper to make an initial payment of $248.5 million in cash to the Federal-Mogul trust upon implementation of Plan A with additional annual payments of up to $20 million each due over 25 years. If the Bankruptcy Court had approved the modified settlement and that settlement was implemented, Cooper, through Pneumo-Abex LLC, would have continued to have access to Abex insurance policies.

<u>2008</u>

During the first quarter of 2008, the Bankruptcy Court concluded hearings on Plan A. On September 30, 2008, the Bankruptcy Court issued its ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received the $138 million payment, plus interest of $3 million, in October 2008 from the Federal-Mogul Bankruptcy estate and will continue to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. Additionally, under Plan B, Cooper has access to Abex insurance policies.

The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy and a progression of the activity is presented in the following table assuming resolution through participation in the Federal-Mogul 524(g) trust up until September 30, 2008 when the accounting was adjusted to reflect the Plan B Settlement.

	Nine Months Ended September 30,	Twelve Months Ended December 31,	
	2008	2007	2006
	(in millions)	(in millions)	
Accrual at beginning of period (under Plan A)	$ 509.1	$ 529.6	$ 526.3
Indemnity and defense payments	(16.9)	(52.9)	(36.8)
Insurance recoveries	25.4	39.3	12.7
Discontinued operations charge	-	-	31.7
Other	(1.6)	(6.9)	(4.3)
Accrual at end of period (under Plan A) *	$ 516.0	$ 509.1	$ 529.6

* The $516.0 million liability reflects the estimated liability under Plan A immediately prior to adjusting the accounting on September 30, 2008 to reflect the Plan B Settlement.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement.

The following table presents the separate assets and liabilities under the Plan B settlement and the cash activity subsequent to the September 30, 2008 Plan B Settlement date.

	December 31, 2008	September 30, 2008
	(in millions)	
Asbestos liability analysis:		
Total liability for unpaid, pending and future indemnity and defense costs at end of period	$ 815.1	$ 823.3
Asbestos receivable analysis		
Receivable from Federal-Mogul Bankruptcy estate (received in Oct. 2008)	$ -	$ 141.0
Insurance receivable for previously paid claims and insurance settlements	74.6	72.7
Insurance-in-place agreements available for pending and future claims	117.7	119.6
Total estimated asbestos receivable at end of period	$ 192.3	$ 333.3

	Three Months Ended December 31, 2008
	(in millions)
Cash Flow:	
Indemnity and defense payments	$ (7.9)
Payment from Federal-Mogul Bankrupty Estate	141.0
Other	(0.3)
Net cash flow	$ 132.8

Asbestos Liability Estimate

As of December 31, 2008, Cooper estimates that the liability for pending and future indemnity and defense costs for the next 45 years will be $815.1 million. The amount included for unpaid indemnity and defense costs is not significant at December 31, 2008. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, there can be no assurance that these studies, or other assumptions, will not vary significantly from the estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believed were reasonably possible that indicate a broader range of potential estimates from $735 to $950 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2008, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $750 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2008, Cooper's receivable for recoveries of costs from insurers amounted to $192.3 million, of which $74.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $192.3 million receivable from insurance companies at December 31, 2008 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

Critical Accounting Assumptions

The amounts recorded by Cooper for its asbestos liability and related insurance receivables rely on assumptions that are based on currently known facts and strategy. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

NOTE 17: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended, requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. A derivative instrument may be designated as a hedge of the exposure to changes in the fair value of an asset or liability or variability in expected future cash flows if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated nonowner changes in equity will be recognized immediately in earnings.

Cooper enters into currency forward exchange contracts and commodity swaps to reduce the risks of adverse changes in currency exchange rates and commodity prices. Cooper entered into cross-currency swaps in 2005 to reduce the currency risk associated with an intercompany financing transaction. Cooper does not enter into speculative derivative transactions.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies of Cooper's businesses, Cooper is exposed to the effect of currency exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain or loss on contracts designated as fair value hedges was not material during 2008, 2007 or 2006. Currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain or loss on contracts designated as cash flow hedges was not material during 2008, 2007 or 2006. Cooper also enters into certain currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to short-term intercompany financing transactions.

Cooper enters into commodity swaps to reduce the volatility of price fluctuations on a portion of up to eighteen months of certain forecasted material purchases. These instruments are designated as cash flow hedges. The net gain or loss on commodity swaps was not material in 2008, 2007 or 2006.

During October 2005, Cooper entered into cross-currency swaps to effectively convert its newly issued $325 million, 5.25% fixed-rate debt to €272.6 million of 3.55% fixed-rate debt. The $325 million debt issuance proceeds were swapped to €272.6 million and lent through an intercompany loan to a non-U.S. subsidiary to partially fund repayment of the 300 million Euro bond debt that matured on October 25, 2005. The cross-currency swaps mature in November 2012.

As described in Note 1, Cooper adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157 expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis.

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques described in SFAS No. 157. Valuation techniques utilized for each individual asset and liability category are referenced in the tables below. The valuation techniques are as follows:

(a) Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) Income approach – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models);
(c) Cost approach – Amount that would be required to replace the service capacity of an asset (replacement cost).

Assets and liabilities measured at fair value as of December 31, 2008 on a recurring basis are as follows:

(in millions)	Assets Significant other observable inputs (Level 2)	Liabilities Significant other observable inputs (Level 2)	Valuation Technique
Short-term investments	$ 21.9	$ -	(a)
Short-term currency forward exchange contracts	40.0	(8.4)	(a)
Long-term currency forward exchange contracts	91.3	(40.0)	(a)
Short-term commodity swaps	-	(33.5)	(a)
Long-term cross-currency swaps	-	(29.1)	(a)

There were no changes in the valuation techniques used to measure asset or liability fair values on a recurring basis in 2008.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2008, Cooper estimates that approximately $36 million of net losses on derivative instruments designated as cash flow hedges will be reclassified from accumulated other nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2008, 2007 and 2006 was not material.

The table below summarizes the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2008 and 2007.

	December 31,	
	2008	2007
	(in millions)	
U.S. Dollar	$ 502.4	$ 552.6
Euro	214.6	154.7
British Pound Sterling	151.3	25.0
Mexican Peso	40.9	39.1
Other	43.8	14.3
	$ 953.0	$ 785.7

The contractual amounts of Cooper's commodity swap contracts at December 31, 2008 and 2007 were approximately $68 million and $57 million, respectively.

Other Instruments

In the normal course of business, Cooper executes stand-by letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $107.9 million and $99.5 million at December 31, 2008 and 2007, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 5.5% of accounts receivable at December 31, 2008.

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments consist primarily of cash and cash equivalents, investments, restricted cash, trade receivables, insurance receivables related to discontinued operations, trade payables and debt instruments. The book values of cash and cash equivalents, investments, restricted cash, trade receivables, insurance receivables related to discontinued operations and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.23 billion and $1.27 billion of debt instruments at December 31, 2008 and 2007, respectively. The book value of these instruments was approximately equal to fair value (as represented primarily by quoted market prices) at December 31, 2008 and 2007.

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2008	2007	2006	2008	2007	2006
	($ in millions, shares in thousands)					
Income from continuing operations	$ 615.6	$ 692.3	$ 484.3	$ 615.6	$ 692.3	$ 484.3
Income (charge) from discontinued operations	16.6	-	(20.3)	16.6	-	(20.3)
Net income applicable to common stock	$ 632.2	$ 692.3	$ 464.0	$ 632.2	$ 692.3	$ 464.0
Weighted average common shares outstanding	173,655	182,290	183,546	173,655	182,290	183,546
Incremental shares from assumed conversions: Options, performance-based stock awards and other employee awards				1,940	3,238	4,038
Weighted average common shares and common share equivalents				175,595	185,528	187,584

Options and employee awards are not considered in the calculations if the effect would be antidilutive. Out of the money options and employee awards of 3.9 million shares were excluded in 2008. Antidilutive options and employee awards were insignificant in 2007 and 2006.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2008 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,546.1	$ 1,724.3	$ 1,727.7	$ 1,523.2
Cost of sales	1,022.2	1,155.9	1,170.0	1,048.6
Selling and administrative expenses	301.5	314.4	307.8	270.9
Restructuring and asset impairment charges	-	7.6	-	44.8
Operating earnings	222.4	246.4	249.9	158.9
Interest expense, net	14.9	18.3	17.3	19.9
Income from continuing operations before income taxes	207.5	228.1	232.6	139.0
Income taxes	54.1	66.2	43.4	27.9
Income from continuing operations	153.4	161.9	189.2	111.1
Charge related to discontinued operations	-	-	16.6	-
Net income	$ 153.4	$ 161.9	$ 205.8	$ 111.1
Income per Common share				
Basic:				
Income from continuing operations	$ .87	$ .93	$ 1.09	$ .66
Income from discontinued operations	-	-	.10	-
Net income	$ .87	$ .93	$ 1.19	$ .66
Diluted:				
Income from continuing operations	$ .86	$ .92	$ 1.08	$ .65
Income from discontinued operations	-	-	.09	-
Net income	$ .86	$ .92	$ 1.17	$ .65

	2007 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,394.0	$ 1,463.7	$ 1,501.3	$ 1,544.1
Cost of sales	944.9	984.6	1,008.1	1,032.4
Selling and administrative expenses	255.4	269.1	276.7	287.8
Operating earnings	193.7	210.0	216.5	223.9
Income from Belden agreement	-	3.3	23.5	6.3
Interest expense, net	12.9	12.9	12.3	12.9
Income from continuing operations before income taxes	180.8	200.4	227.7	217.3
Income taxes	48.9	(8.8)	55.8	38.0
Net income	$ 131.9	$ 209.2	$ 171.9	$ 179.3
Income per Common share				
Basic	$ .72	$ 1.14	$ .94	$ 1.00
Diluted	$ .71	$ 1.12	$ .93	$ .98

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Cooper and certain of its principal operating subsidiaries (the "Guarantors") fully and unconditionally guarantee, on a joint and several basis, the registered debt securities of Cooper Industries, LLC and Cooper US, Inc. The following condensed consolidating financial information is included so that separate financial statements of Cooper Industries, LLC, Cooper US, Inc. or the Guarantors are not required to be filed with the Securities and Exchange Commission. The consolidating financial statements present investments in subsidiaries using the equity method of accounting. Intercompany investments in the Class A and Class B common shares are accounted for using the cost method.

Consolidating Income Statements
Year Ended December 31, 2008
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,884.0	$ 3,017.5	$ (380.2)	$ 6,521.3
Cost of sales	(0.1)	(0.3)	5.5	2,735.8	2,036.0	(380.2)	4,396.7
Selling and administrative expenses	11.6	13.2	69.5	571.2	542.4	(13.3)	1,194.6
Restructuring and asset impairment charges	-	-	-	9.3	43.1	-	52.4
Interest expense, net	(0.1)	18.2	54.4	-	(2.1)	-	70.4
Equity in earnings of subsidiaries, net of tax	809.5	28.6	410.7	92.6	458.7	(1,800.1)	-
Intercompany income (expense)	(40.0)	(42.5)	126.3	(171.7)	267.1	(139.2)	-
Income (loss) from continuing operations before income taxes	758.1	(45.0)	407.6	488.6	1,123.9	(1,926.0)	807.2
Income tax expense (benefit)	-	(27.9)	(51.2)	158.1	112.6	-	191.6
Income (loss) from continuing operations	758.1	(17.1)	458.8	330.5	1,011.3	(1,926.0)	615.6
Income from discontinued operations, net of tax	-	16.6	-	-	-	-	16.6
Net income (loss)	$ 758.1	$ (0.5)	$ 458.8	$ 330.5	$ 1,011.3	$ (1,926.0)	$ 632.2

Consolidating Income Statements
Year Ended December 31, 2007
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,758.4	$ 2,417.9	$ (273.2)	$ 5,903.1
Cost of sales	-	0.2	(0.4)	2,607.0	1,636.4	(273.2)	3,970.0
Selling and administrative expenses	9.2	18.0	270.2	556.2	434.4	(199.0)	1,089.0
Income from Belden agreement	-	-	-	-	33.1	-	33.1
Interest expense, net	(1.3)	33.6	25.2	-	(6.5)	-	51.0
Equity in earnings of subsidiaries, net of tax	649.3	40.4	486.3	76.9	330.0	(1,582.9)	-
Intercompany income (expense)	(33.3)	(27.3)	-	(168.8)	344.1	(114.7)	-
Income (loss) from continuing operations before income taxes	608.0	(38.7)	191.4	503.3	1,060.8	(1,498.6)	826.2
Income tax expense (benefit)	-	(30.2)	(138.6)	147.9	154.8	-	133.9
Net income (loss)	$ 608.0	$ (8.5)	$ 330.0	$ 355.4	$ 906.0	$ (1,498.6)	$ 692.3

Consolidating Income Statements
Year Ended December 31, 2006
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,367.1	$ 2,055.2	$ (237.7)	$ 5,184.6
Cost of sales	(5.1)	(1.0)	0.6	2,358.1	1,406.6	(237.7)	3,521.5
Selling and administrative expenses	9.6	19.7	64.9	509.1	365.7	-	969.0
Income from Belden agreement	-	-	-	-	5.1	-	5.1
Interest expense, net	(0.8)	45.0	12.2	-	(4.9)	-	51.5
Equity in earnings of subsidiaries, net of tax	584.5	(105.3)	337.9	96.4	338.5	(1,252.0)	-
Intercompany income (expense)	(18.2)	133.8	22.4	(369.7)	330.4	(98.7)	-
Income (loss) from continuing operations before income taxes	562.6	(35.2)	282.6	226.6	961.8	(1,350.7)	647.7
Income tax expense (benefit)	-	(29.9)	(56.0)	48.4	200.9	-	163.4
Income (loss) from continuing operations	562.6	(5.3)	338.6	178.2	760.9	(1,350.7)	484.3
Charge related to discontinued operations, net of tax	-	20.3	-	-	-	-	20.3
Net income (loss)	$ 562.6	$ (25.6)	$ 338.6	$ 178.2	$ 760.9	$ (1,350.7)	$ 464.0

Consolidating Balance Sheets
December 31, 2008
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ -	$ -	$ 81.6	$ 1.3	$ 175.9	$ -	$ 258.8
Investments	-	-	21.9	-	-	-	21.9
Receivables	-	-	0.5	521.8	489.1	-	1,011.4
Inventories	-	-	-	336.2	305.6	-	641.8
Current discontinued operations receivable	-	17.5	-	-	-	-	17.5
Deferred income taxes and other current assets	10.8	24.8	79.6	33.1	98.2	-	246.5
Total current assets	10.8	42.3	183.6	892.4	1,068.8	-	2,197.9
Property, plant and equipment, less accumulated depreciation	-	-	61.2	324.3	342.7	-	728.2
Goodwill	-	-	-	1,266.4	1,300.9	-	2,567.3
Investment in subsidiaries	2,541.5	587.4	4,438.5	1,116.9	2,734.1	(11,418.4)	-
Investment in parent	-	-	3,532.7	-	312.7	(3,845.4)	-
Intercompany accounts receivable	-	903.8	-	1,546.2	1,564.2	(4,014.2)	-
Intercompany notes receivable	3,345.0	24.0	1,361.7	0.2	4,028.5	(8,759.4)	-
Long-term discontinued operations receivable	-	174.8	-	-	-	-	174.8
Deferred income taxes and other noncurrent assets	-	248.2	(9.0)	(116.5)	374.0	-	496.7
Total assets	$ 5,897.3	$ 1,980.5	$9,568.7	$ 5,029.9	$11,725.9	$(28,037.4)	$ 6,164.9
Short-term debt	$ -	$ -	$ -	$ -	$ 25.6	$ -	$ 25.6
Accounts payable	42.5	3.1	18.9	207.8	220.2	-	492.5
Accrued liabilities	6.5	33.0	106.7	255.3	217.2	-	618.7
Current discontinued operations liability	-	50.4	-	-	-	-	50.4
Current maturities of long-term debt	-	275.0	-	-	-	-	275.0
Total current liabilities	49.0	361.5	125.6	463.1	463.0	-	1,462.2
Long-term debt	-	2.2	922.1	8.0	0.2	-	932.5
Intercompany accounts payable	10.6	-	4,003.6	-	-	(4,014.2)	-
Intercompany notes payable	1,155.7	851.6	1,217.1	1,742.0	3,793.0	(8,759.4)	-
Long-term discontinued operations liability	-	764.7	-	-	-	-	764.7
Other long-term Liabilities	-	49.8	62.0	70.0	216.3	-	398.1
Total liabilities	1,215.3	2,029.8	6,330.4	2,283.1	4,472.5	(12,773.6)	3,557.5
Class A common stock	2.0	-	-	-	-	(0.3)	1.7
Class B common stock	1.1	-	-	-	-	(1.1)	-
Subsidiary preferred stock	-	-	-	-	325.5	(325.5)	-
Subsidiary common stock	-	-	-	-	348.6	(348.6)	-
Capital in excess of par value	3,365.0	-	753.9	1,455.0	2,561.0	(8,134.9)	-
Retained earnings	1,511.3	94.4	2,778.8	1,342.3	4,381.8	(7,173.2)	2,935.4
Accumulated other non-owner changes in equity	(197.4)	(143.7)	(294.4)	(50.5)	(363.5)	719.8	(329.7)
Total shareholders' equity	4,682.0	(49.3)	3,238.3	2,746.8	7,253.4	(15,263.8)	2,607.4
Total liabilities and shareholders' equity	$ 5,897.3	$ 1,980.5	$9,568.7	$ 5,029.9	$11,725.9	$(28,037.4)	$ 6,164.9

Consolidating Balance Sheets
December 31, 2007
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 1.3	$ -	$ 23.1	$ (1.1)	$ 209.5	$ -	$ 232.8
Investments	-	-	93.7	-	-	-	93.7
Receivables	1.1	-	0.3	539.3	507.9	-	1,048.6
Inventories	-	-	-	346.2	297.5	-	643.7
Deferred income taxes and other current assets	0.7	119.2	64.3	44.8	55.2	-	284.2
Total current assets	3.1	119.2	181.4	929.2	1,070.1	-	2,303.0
Restricted cash	-	-	-	-	290.1	-	290.1
Property, plant and equipment, less accumulated depreciation	-	-	63.9	326.9	329.0	-	719.8
Goodwill	-	-	-	1,249.7	1,290.6	-	2,540.3
Investment in subsidiaries	5,158.1	620.3	4,779.5	1,030.8	3,785.5	(15,374.2)	-
Investment in parent	-	-	2,872.2	-	312.7	(3,184.9)	-
Intercompany accounts receivable	-	787.4	-	1,337.0	737.7	(2,862.1)	-
Intercompany notes receivable	162.4	25.8	1,155.2	0.3	4,422.1	(5,765.8)	-
Other noncurrent assets	-	14.5	8.0	48.9	208.9	-	280.3
Total assets	$ 5,323.6	$ 1,567.2	$9,060.2	$ 4,922.8	$12,446.7	$(27,187.0)	$ 6,133.5
Short-term debt	$ -	$ -	$ 228.7	$ -	$ 27.4	$ -	$ 256.1
Accounts payable	37.8	5.1	19.1	218.2	252.9	-	533.1
Accrued liabilities	6.2	39.0	72.2	261.5	187.8	-	566.7
Current discontinued operations liability	-	179.1	-	-	-	-	179.1
Current maturities of long-term debt	-	100.1	-	-	-	-	100.1
Total current liabilities	44.0	323.3	320.0	479.7	468.1	-	1,635.1
Long-term debt	-	277.2	624.1	8.0	0.6	-	909.9
Intercompany accounts payable	34.8	-	2,826.1	-	-	(2,860.9)	-
Intercompany notes payable	815.0	692.6	1,869.0	1,741.8	647.2	(5,765.6)	-
Long-term discontinued operations liability	-	330.0	-	-	-	-	330.0
Deferred income taxes and other long-term liabilities	-	(86.1)	155.6	187.8	159.3	-	416.6
Total liabilities	893.8	1,537.0	5,794.8	2,417.3	1,275.2	(8,626.5)	3,291.6
Class A common stock	2.1	-	-	-	-	(0.3)	1.8
Class B common stock	1.1	-	-	-	-	(1.1)	-
Subsidiary common stock	-	-	170.0	-	371.4	(541.4)	-
Capital in excess of par value	3,458.5	-	743.7	1,427.0	7,496.1	(13,039.6)	85.7
Retained earnings	916.4	116.2	2,468.7	1,055.3	3,335.9	(5,057.4)	2,835.1
Accumulated other non-owner changes in equity	51.7	(86.0)	(117.0)	23.2	(31.9)	79.3	(80.7)
Total shareholders' equity	4,429.8	30.2	3,265.4	2,505.5	11,171.5	(18,560.5)	2,841.9
Total liabilities and shareholders' equity	$ 5,323.6	$ 1,567.2	$9,060.2	$ 4,922.8	$12,446.7	$(27,187.0)	$ 6,133.5

Consolidating Statements of Cash Flows
Year Ended December 31, 2008
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (58.3)	$ 53.0	$ (78.2)	$ 307.3	$ 672.6	$ -	$ 896.4
Cash flows from investing activities:							
Short-term investments	-	-	65.7	-	-	-	65.7
Cash restricted for business acquisition	-	-	-	-	290.1	-	290.1
Capital expenditures	-	-	(18.1)	(52.4)	(66.5)	-	(137.0)
Cash paid for acquired businesses	-	-	-	(5.2)	(291.8)	-	(297.0)
Investments in affiliates	(0.1)	-	(23.1)	(7.5)	-	30.7	-
Loans to affiliates	(189.8)	-	(718.0)	-	(1,315.2)	2,223.0	-
Repayments of loans from affiliates	346.8	1.8	490.2	0.1	1,042.8	(1,881.7)	-
Dividends from affiliates	-	-	129.8	-	10.6	(140.4)	-
Proceeds from sales of property, plant and equipment and other	-	-	-	0.4	1.4	-	1.8
Net cash provided by (used in) investing activities	156.9	1.8	(73.5)	(64.6)	(328.6)	231.6	(76.4)
Cash flows from financing activities:							
Proceeds from issuances of debt	-	-	297.6	-	-	-	297.6
Debt issuance costs	-	-	(0.6)	-	-	-	(0.6)
Proceeds from debt derivatives	-	-	0.5	-	-	-	0.5
Repayments of debt	-	(100.0)	(228.7)	-	(68.5)	-	(397.2)
Borrowings from affiliates	1,701.4	159.1	90.3	3.2	269.0	(2,223.0)	-
Repayments of loans to affiliates	(1,336.1)	-	(159.2)	(3.0)	(383.4)	1,881.7	-
Other intercompany financing activities	(26.2)	(113.9)	558.6	(240.5)	(191.3)	13.3	-
Dividends	(170.3)	-	-	-	-	-	(170.3)
Dividends paid to affiliates	(140.4)	-	-	-	-	140.4	-
Purchases of common shares	(141.6)	-	(375.6)	-	-	-	(517.2)
Issuance of stock	-	-	-	-	30.7	(30.7)	-
Excess tax benefits from stock options and awards	-	-	10.2	-	-	-	10.2
Proceeds from exercise of stock options and other	13.3	-	17.1	-	-	(13.3)	17.1
Net cash provided by (used in) financing activities	(99.9)	(54.8)	210.2	(240.3)	(343.5)	(231.6)	(759.9)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(34.1)	-	(34.1)
Increase (decrease) in cash and cash equivalents	(1.3)	-	58.5	2.4	(33.6)	-	26.0
Cash and cash equivalents, beginning of period	1.3	-	23.1	(1.1)	209.5	-	232.8
Cash and cash equivalents, end of period	$ -	$ -	$ 81.6	$ 1.3	$ 175.9	$ -	$ 258.8

Consolidating Statements of Cash Flows
Year Ended December 31, 2007
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (33.5)	$ (80.8)	$ (192.8)	$ 329.1	$ 773.3	$ -	$ 795.3
Cash flows from investing activities:							
Short-term investments	-	-	(93.7)	-	-	-	(93.7)
Cash restricted for business acquisition	-	-	-	-	(290.1)	-	(290.1)
Capital expenditures	-	-	(27.1)	(52.5)	(35.9)	-	(115.5)
Cash paid for acquired businesses	-	-	-	(75.0)	(261.1)	-	(336.1)
Investments in affiliates	-	-	(356.0)	(16.1)	-	372.1	-
Loans to affiliates	(222.4)	-	(417.4)	-	(1,070.6)	1,710.4	-
Repayments of loans from affiliates	151.9	-	-	0.5	1,045.3	(1,197.7)	-
Dividends from affiliates	-	-	105.8	47.1	6.7	(159.6)	-
Proceeds from sales of property, plant and equipment and other	-	-	-	-	1.8	-	1.8
Net cash provided by (used in) investing activities	(70.5)	-	(788.4)	(96.0)	(603.9)	725.2	(833.6)
Cash flows from financing activities:							
Proceeds from issuances of debt	-	-	528.7	-	18.6	-	547.3
Debt issuance costs	-	-	(2.7)	-	-	-	(2.7)
Proceeds from debt derivatives	-	-	10.0	-	-	-	10.0
Repayments of debt	-	(300.0)	-	-	(3.3)	-	(303.3)
Borrowings from affiliates	899.7	361.8	448.9	-	-	(1,710.4)	-
Repayments of loans to affiliates	(710.3)	-	(485.7)	-	(1.7)	1,197.7	-
Other intercompany financing activities	229.7	19.0	294.7	(231.4)	(201.8)	(110.2)	-
Dividends	(154.3)	-	-	-	-	-	(154.3)
Dividends paid to affiliates	(114.7)	-	-	-	(44.9)	159.6	-
Purchases of common shares	(255.3)	-	(88.6)	-	-	-	(343.9)
Issuance of stock	-	-	-	-	62.9	(62.9)	-
Excess tax benefits from stock options and awards	-	-	25.8	-	-	-	25.8
Proceeds from exercise of stock options and other	199.0	-	68.3	-	-	(199.0)	68.3
Net cash provided by (used in) financing activities	93.8	80.8	799.4	(231.4)	(170.2)	(725.2)	(152.8)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	0.4	-	0.4
Increase (decrease) in cash and cash equivalents	(10.2)	-	(181.8)	1.7	(0.4)	-	(190.7)
Cash and cash equivalents, beginning of period	11.5	-	204.9	(2.8)	209.9	-	423.5
Cash and cash equivalents, end of period	$ 1.3	$ -	$ 23.1	$ (1.1)	$ 209.5	$ -	$ 232.8

Consolidating Statements of Cash Flows
Year Ended December 31, 2006
(in millions)

	Cooper	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (20.9)	$ (18.8)	$ (11.7)	$ 129.3	$ 523.5	$ -	$ 601.4
Cash flows from investing activities:							
Capital expenditures	-	-	(15.3)	(37.2)	(32.8)	-	(85.3)
Cash paid for acquired businesses	-	-	(45.0)	(229.6)	(5.8)	-	(280.4)
Investments in affiliates	(12.3)	-	(36.7)	-	-	49.0	-
Loans to affiliates	(192.0)	-	(44.5)	-	(539.1)	775.6	-
Repayments of loans from affiliates	146.2	-	-	-	199.3	(345.5)	-
Dividends from affiliates	5.0	5.5	91.7	18.1	7.9	(128.2)	-
Other	-	-	-	1.0	17.9	-	18.9
Net cash provided by (used in) investing activities	(53.1)	5.5	(49.8)	(247.7)	(352.6)	350.9	(346.8)
Cash flows from financing activities:							
Repayments of debt	-	(11.0)	-	-	(3.8)	-	(14.8)
Borrowings from affiliates	271.2	44.4	458.4	1.5	0.1	(775.6)	-
Repayments of loans to affiliates	(47.3)	-	(251.8)	(2.4)	(44.0)	345.5	-
Other intercompany financing activities	13.0	(20.1)	83.7	120.0	(196.6)	-	-
Dividends	(137.0)	-	-	-	-	-	(137.0)
Dividends paid to affiliates	(98.6)	-	-	-	(29.6)	128.2	-
Purchases of common shares	20.1	-	(284.3)	-	-	-	(264.2)
Issuance of stock	-	-	-	-	49.0	(49.0)	-
Excess tax benefits from stock options and awards	-	-	26.8	-	-	-	26.8
Proceeds from exercise of stock options and other	-	-	89.2	-	-	-	89.2
Net cash provided by (used in) financing activities	21.4	13.3	122.0	119.1	(224.9)	(350.9)	(300.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	16.1	-	16.1
Increase (decrease) in cash and cash equivalents	(52.6)	-	60.5	0.7	(37.9)	-	(29.3)
Cash and cash equivalents, beginning of period	64.1	-	144.4	(3.5)	247.8	-	452.8
Cash and cash equivalents, end of period	$ 11.5	$ -	$ 204.9	$ (2.8)	$ 209.9	$ -	$ 423.5

Certifications

I, Kirk S. Hachigian, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2009

/s/ Kirk S. Hachigian

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

I, Terry A. Klebe, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2009

/s/ Terry A. Klebe

Terry A. Klebe
Senior Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kirk S. Hachigian, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kirk S. Hachigian
Kirk S. Hachigian
Chairman, President and Chief Executive Officer

February 20, 2009

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry A. Klebe, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer

February 20, 2009

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT
Computershare Trust Company, N. A.

General correspondence about your shares should be addressed to:
Computershare Trust Company, N. A.
250 Royall Street
Canton, MA 02021

Correspondence related to the Dividend Reinvestment Plan, including optional cash payment inquiries, should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43081
Providence, RI 02940-3081

Requests to transfer Cooper shares should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43070
Providence, RI 02940-3070

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday–Friday, 9:00 a.m. to 5:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service call (800) 952-9245 within the U.S. and (781) 575-4592 outside the U.S.

Cooper's transfer agent also may be contacted on the Internet at www.computershare.com.

ADDITIONAL SHAREHOLDER ASSISTANCE
For additional assistance regarding your shareholdings, contact:
Corporate Governance Department
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673

INVESTOR RELATIONS CONTACT
Mark Doheny
Director, Investor Relations
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8484
E-mail address: mark.doheny@cooperindustries.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 11:30 a.m., Central time on April 27, 2009, Chase Tower, 54th Floor, 600 Travis, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of February 27, 2009.

CORPORATE HEADQUARTERS
Cooper Industries, Ltd.
600 Travis Street, Suite 5600
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

DISCLOSURE AND COMPLIANCE 2008

The Sarbanes-Oxley Act of 2002 (SOX), combined with the regulations of the Securities and Exchange Commission (SEC) and related SEC-approved corporate governance listing requirements of the New York Stock Exchange (NYSE), continue to have a significant impact on the corporate governance, record keeping and public disclosure obligations of Cooper and other publicly traded companies. Cooper complies with all sections of SOX, the related SEC rules and NYSE requirements, including certification by the Chief Executive Officer and Chief Financial Officer of the integrity and accuracy of Cooper's financial statements, and certification by the Chief Executive Officer of compliance with the NYSE corporate governance standards.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates that Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, earnings, margins, cost and expenses, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions; changes in raw material, transportation and energy costs; industry competition; the ability to execute and realize the expected benefits from strategic initiatives, including revenue growth plans and cost-control and productivity improvement programs; changes in mix of products sold; the magnitude of any disruptions from manufacturing rationalizations and the implementation of the Enterprise Business System; mergers and acquisitions and their integration; changes in financial markets including currency exchange rate fluctuations; political developments; changing legislation and regulations including changes in tax laws, tax treaties or tax regulations; the resolution of potential liabilities and insurance recoveries resulting from ongoing Pneumo-Abex related asbestos claims; the timing and amount of share repurchases by Cooper; and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

Design: SAVAGE. *Branding + Corporate Design*. Houston, Texas

OOPER B-LINE – Access Cabinets, B-Line, Cent-R-Rail, Circle AW, Dura-Blok, Dura-Clean, Dura-Copper, Dura-Green, E2 & Design, EC Cabinets,
eries, FAST System, Flextray, Enviroshield, Grate-Lock, Grip Strut, KwikWire, Perf-O Grip, RCM+, Redi-Rail, Ruff-In, Traction Tread, V-Line, Willsher &
OOPER BUSSMANN – Buss, Bussmann, Coiltronics, Cubefuse, Edison, Fusetron, InVision, Low-Peak, Magnum, Omnex Trusted Wireless, PolySurg, Po
roductivity Through Protection, Quik-Spec, Safety Basics, Sure Power, Xi'an – COOPER CROUSE-HINDS – Arktite, Cam-Lok, CEAG, Champ, Chico, Chic
eal, Commercial Products, Condulet, Cooper Interconnect, Crouse-Hinds, eXLink, Ex-cell, FlexStation, Hazard-Gard, Liquidator, MTL Instruments, Myer
ortem, Pre-Formance, PowerPlus, Posi-Lok, Smart-Guard, Space-Saver, Spectrum, Terminator, Vaporgard – COOPER LIGHTING – Ametrix, AtLite, Corelite,
merald, Fail-Safe, Halo, Invue, io, Iris, Lumark, Lumiere, McGraw-Edison, Metalux, MWS, Neo-Ray, PDS, Portfolio, Regent, RSA, Shaper, Streetworks, Sur
OOPER SAFETY – Axent, Blessing, Capri, CEAG, Crompton, CSA, Fulleon, JSB, LEDStorm, Luminox, Madahcom, MEDC, Menvier, Nugelec, Pr
oam Secure, Scantronic, Univel, Waves and Wheelock – COOPER POWER SYSTEMS – Cannon Technologies, Cybectec, Cyme, Cooper Power Systems,
LF, EnviroTran, EnviroVR, FR3, Kearney, Kyle, NOVA, MagneX, McGraw-Edison, NX, NXC, Storm Trapper, UltraSIL, VariStar, VariGap, X Limiter, Y
OOPER TOOLS – Airetool, Apex, Atila, Automated Systems, Belzer, Buckeye, Campbell, Caulk Master, Cleco, Collins, Crescent, DGD, Diamond, Disston
otco, Erem, Filtronic, Geta, K&F, Kahnetics, Lufkin, Master Power, MetroMex, Mayle, Nicholson, OnixPlata, Plumb, H.K. Porter, Quackenbush, Recoules
tica, Weller, Wire Wrap, Wiss, Xcelite – COOPER WIRING DEVICES – Aspire, Aspire RF, Cooper Wiring Devices, Hart-Lock, Media Sync, Power-Lock, Roye
entry, Siena, SurgBloc, AutoGrip, Safety Grip, Antares, Cooper Sedna, Eagle, Arrow-Hart, WeatherBox, Quickeze, Super Plug – COOPER B-LINE –
abinets, B-Line, Cent-R-Rail, Circle AW, Dura-Blok, Dura-Clean, Dura-Copper, Dura-Green, E2 & Design, EC Cabinets, Edison Series, FAST System,
nviroshield, Grate-Lock, Grip Strut, KwikWire, Perf-O Grip, RCM+, Redi-Rail, Ruff-In, Traction Tread, V-Line, Willsher & Quick – COOPER BUSSM
uss, Bussmann, Coiltronics, Cubefuse, Edison, Fusetron, InVision, Low-Peak, Magnum, Omnex Trusted Wireless, PolySurg, PowerStor, Productivity
rotection, Quik-Spec, Safety Basics, Sure Power, Xi'an – COOPER CROUSE-HINDS – Arktite, Cam-Lok, CEAG, Champ, Chico, Chico Speed Seal, Com
roducts, Condulet, Cooper Interconnect, Crouse-Hinds, eXLink, Ex-cell, FlexStation, Hazard-Gard, Liquidator, MTL Instruments, Myers, NexT,
re-Formance, PowerPlus, Posi-Lok, Smart-Guard, Space-Saver, Spectrum, Terminator, Vaporgard – COOPER LIGHTING – Ametrix, AtLite, Corelite, Edison, E
ail-Safe, Halo, Invue, io, Iris, Lumark, Lumiere, McGraw-Edison, Metalux, MWS, Neo-Ray, PDS, Portfolio, Regent, RSA, Shaper, Streetworks, Sure
OOPER SAFETY – Axent, Blessing, Capri, CEAG, Crompton, CSA, Fulleon, JSB, LEDStorm, Luminox, Madahcom, MEDC, Menvier, Nugelec, Pretronica
ecure, Scantronic, Univel, Waves and Wheelock – COOPER POWER SYSTEMS – Cannon Technologies, Cybectec, Cyme, Cooper Power Systems,
LF, EnviroTran, EnviroVR, FR3, Kearney, Kyle, NOVA, MagneX, McGraw-Edison, NX, NXC, Storm Trapper, UltraSIL, VariStar, VariGap, X Limiter, Y
OOPER TOOLS – Airetool, Apex, Atila, Automated Systems, Belzer, Buckeye, Campbell, Caulk Master, Cleco, Collins, Crescent, DGD, Diamond, Disston
otco, Erem, Filtronic, Geta, K&F, Kahnetics, Lufkin, Master Power, MetroMex, Mayle, Nicholson, OnixPlata, Plumb, H.K. Porter, Quackenbush, Recoules
tica, Weller, Wire Wrap, Wiss, Xcelite – COOPER WIRING DEVICES – Aspire, Aspire RF, Cooper Wiring Devices, Hart-Lock, Media Sync, Power-Lock, Roye
entry, Siena, SurgBloc, AutoGrip, Safety Grip, Antares, Cooper Sedna, Eagle, Arrow-Hart, WeatherBox, Quickeze, Super Plug – COOPER B-LINE –
abinets, B-Line, Cent-R-Rail, Circle AW, Dura-Blok, Dura-Clean, Dura-Copper, Dura-Green, E2 & Design, EC Cabinets, Edison Series, FAST System,
nviroshield, Grate-Lock, Grip Strut, KwikWire, Perf-O Grip, RCM+, Redi-Rail, Ruff-In, Traction Tread, V-Line, Willsher & Quick – COOPER BUSSM
uss, Bussmann, Coiltronics, Cubefuse, Edison, Fusetron, InVision, Low-Peak, Magnum, Omnex Trusted Wireless, PolySurg, PowerStor, Productivity

COOPER

Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446